Form 40-F
period 1999-12-31
GREAT WEST LIFECO INC
filed 2003-07-02
CIK 850918

===========================================================================

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                       ----------------------------------
                                    FORM 40-F

      [ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12 OF THE SECURITIES EXCHANGE ACT OF 1934

                                       or

      [X] ANNUAL REPORT PURSUANT TO SECTION 13(a) OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 1999       Commission File Number: ______

                       ----------------------------------
                             GREAT-WEST LIFECO INC.
             (Exact name of Registrant as specified in its charter)

                                 NOT APPLICABLE
         (Translation of Registrant's name into English (if applicable))

              CANADA                       6719, 6311, 6321, 6331               NOT APPLICABLE
(Province or other jurisdiction of      (Primary Standard Industrial    (I.R.S. employer identification
   incorporation or organization)        Classification Code Number          number (if applicable))
                                              (if applicable))

                       ----------------------------------
   100 OSBORNE STREET NORTH, WINNIPEG, MANITOBA R3C 3A5, CANADA (204) 946-1190 (Address and telephone number of Registrant's principal executive offices)
  GREAT-WEST LIFE & ANNUITY INSURANCE COMPANY, ATTENTION: MITCHELL T.G. GRAYE,
     EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER, 8515 EAST ORCHARD
                 ROAD, ENGLEWOOD, COLORADO 80111 (303) 689-3000
    (Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)
                       ----------------------------------

Securities registered or to be registered pursuant to Section 12(b) of the Act:      Not Applicable
Securities registered or to be registered pursuant to Section 12(g) of the Act:      Not Applicable
Securities for which there is a reporting obligation pursuant to Section 15(d)       Common Shares
of the Act:                                                                          Class A Preferred Shares, Series 1

For annual reports, indicate by check mark the information filed with this Form:

   [X]  Annual information form      [X]  Audited annual financial statements

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Series A, 7.50% Non-Cumulative First Preferred Shares                    -
Series B, 7.45% Non-Cumulative First Preferred Shares            4,000,000
Series C, 7.75% Non-Cumulative First Preferred Shares            4,000,000
Series D, 4.70% Non-Cumulative First Preferred Shares            8,000,000
Series 1, 5.00% Non-Cumulative Class A Preferred Shares          5,192,242
Common Shares                                                  374,380,245

         Indicate by check mark whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the file number assigned to the Registrant in connection with such Rule.

         Yes [ ]               82- ____________           No [X]

         Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

         Yes [ ]                                          No [X]

================================================================================

                  UNDERTAKING AND CONSENT TO SERVICE OF PROCESS

A.   UNDERTAKING

     The Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities in relation to which the obligation to file an annual report on Form 40-F arises or transactions in said securities.

B.   CONSENT TO SERVICE OF PROCESS

     The Registrant has previously filed with the Commission an Appointment of Agent for Service of Process and Undertaking on Form F-X in connection with the Registrant's Registration Statement on Form F-8, No. 333-10866.

                                   SIGNATURES

     Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized in the City of Winnipeg, Province of Manitoba, Country of Canada, on June 27, 2003.

                             GREAT-WEST LIFECO INC.

                             By: /s/ Laurie A. Speers
                                 --------------------
                                 Name: Laurie A. Speers
                                 Title: Assistant Secretary

                                 CERTIFICATIONS

I, Raymond L. McFeetors, President and Chief Executive Officer of Great-West Lifeco Inc. (the "registrant") certify that:

     1.   I have reviewed this annual report on Form 40-F of the registrant;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

                            /s/ Raymond L. McFeetors
                            ----------------------------------------------
                            Name: Raymond L. McFeetors
                            Title: Co-President and Chief Executive Officer
                            Date: June 27, 2003

I, William W. Lovatt, Executive Vice President and Chief Financial Officer of Great-West Lifeco Inc. (the "registrant") certify that:

     1.   I have reviewed this annual report on Form 40-F of the registrant;

     2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report; and

     3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report.

                            /s/ William W. Lovatt
                            ----------------------------------------------
                            Name: William W. Lovatt
                            Title: Executive Vice President and Chief Financial
                                   Officer
                            Date: June 27, 2003

                     DOCUMENTS FILED AS PART OF THIS REPORT

DOCUMENT                                     DESCRIPTION
--------                                     -----------
1.              Annual Information Form of Great-West Lifeco Inc., dated
                April 27, 2000

2. Management discussion and analysis of financial and operating results for the year ended December 31, 1999

3.              Audited financial statements for the year ended December 31,
                1999

                   DOCUMENTS FILED AS EXHIBITS TO THIS REPORT

EXHIBIT                                        DESCRIPTION
-------                                        -----------
A               Certificate pursuant to Section 906 of the Sarbanes-Oxley Act of
                2002 of the Chief Executive Officer and the Chief Financial
                Officer of Great-West Lifeco Inc.

B               Consent of Deloitte & Touche

                             GREAT-WEST LIFECO INC.

                            100 OSBORNE STREET NORTH

                           WINNIPEG, MANITOBA R3C 3A5

                          1999 ANNUAL INFORMATION FORM

                              DATED APRIL 27, 2000

                             GREAT-WEST LIFECO INC.

                          1999 ANNUAL INFORMATION FORM

                               TABLE OF CONTENTS

                                                                     Page
                                                                     ----
General Information .............................................        2

       Translation of United States dollars .....................        2

       Incorporation ............................................        2

General Development of Business and Narrative Description of
       Business .................................................        3

Management's Discussion and Analysis ............................        3

Market for Securities ...........................................        4

Selected Consolidated Financial Information .....................    5 - 6

Directors and Officers ..........................................   7 - 10

Additional Information ..........................................       11

Schedule "A" - The 1999 Annual Information Form of The Great-West
       Life Assurance Company ...................................       12

                               GENERAL INFORMATION

Great-West Lifeco Inc. ("Lifeco") is a holding company that owns 100% of the voting interest in The Great-West Life Assurance Company ("Great-West"). The Insurance Companies Act (Canada) (the "ICA") governs Great-West. Under the ICA, financial statements, unless otherwise specified by the Superintendent of Financial Institutions, Canada, are to be prepared in accordance with generally accepted accounting principles.

Certain of the 1998 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Unless otherwise specified, the information contained herein is presented as at December 31, 1999.

                      TRANSLATION OF UNITED STATES DOLLARS

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at December 31. All income and expense items are translated at an average rate for the year. The rates employed by year are:

December                 Balance Sheet              Operations
--------                 -------------              ----------
 1999                       1.4433                     1.4856
 1998                       1.53                       1.4835
 1997                       1.43                       1.38
 1996                       1.37                       1.36
 1995                       1.36                       1.37

                                  INCORPORATION

Lifeco was incorporated under the Canada Business Corporations Act on November 8, 1979 as 94972 Canada Inc. Its name was changed to Great-West Lifeco Inc. and its capital structure was reorganized by Certificate of Amendment dated May 15, 1986. Its articles, as further amended, were restated by Restated Certificate of Incorporation dated August 7, 1997 and were subsequently amended by (i) Certificate of Amendment dated November 6, 1997 pursuant to which 32,000,000 Class A Preferred Shares were designated as "Non-Cumulative Class A Preferred Shares, Series 1" and the rights, privileges, restrictions and conditions attached thereto were established, (ii) Certificate of Amendment dated April 23, 1998 pursuant to which the number of directors was increased from 21 to 22,
(iii) Certificate of Amendment dated September 9, 1998 pursuant to which Lifeco's common shares were subdivided on a two for one basis, (iv) Certificate of Amendment dated March 3, 1999 pursuant to which 8,000,000 First Preferred Shares were designated as "Non-Cumulative First Preferred Shares, Series D" and the rights, privileges, restrictions and conditions attached thereto were established, and (v) Certificate of Amendment dated April 22, 1999 pursuant to which the number of directors was increased from 22 to 23.

Great-West, a Canadian life insurance company incorporated under the laws of Canada and regulated by the ICA, is a subsidiary of Lifeco. Lifeco beneficially owns 100% of the voting shares of Great-West, and beneficially owns 33.8% of the Great-West non-voting shares and 100% of the London Life Insurance Company non-voting shares. The principal subsidiaries of Great-West are London Insurance Group Inc. ("LIG"), a company regulated under the Canada Business Corporations Act which beneficially owns 100% of the voting shares of London Life Insurance Company ("London Life"), and Great-West Life & Annuity Insurance Company ("GWL&A"), a company domiciled in the State of Colorado.

Capital Transactions

Lifeco acquired the minority interests in Great-West and London Life during 1999. As a result, Lifeco now directly owns 100% of Great-West's common shares, and indirectly owns 100% of London Life's common shares. Lifeco issued 1,687,063 common shares with a stated value of $39,687,008 and 419,774 Non-Cumulative Class A Preferred Shares, Series 1 with a stated value of $10,494,350 as partial consideration for the acquisition of the minority interests in Great-West and London Life.

Lifeco issued 8,000,000 Non-Cumulative First Preferred Shares, Series D (4.70%), with a stated value of $200,000,000 on March 10, 1999, and redeemed 8,000,000 Non-Cumulative First Preferred Shares, Series A (7.50%), with a stated value of $200,000,000, on April 1, 1999.

                         GENERAL DEVELOPMENT OF BUSINESS
                      AND NARRATIVE DESCRIPTION OF BUSINESS

Lifeco is a holding company that was reorganized in May, 1986 for the purpose of acquiring and holding common and preferred shares of Great-West. In addition, Lifeco has advanced $62,500,000 to Great-West by way of interest-free subordinated loans. Lifeco currently has no other holdings and carries on no businesses or activities that are unrelated to its holdings in Great-West. Lifeco is not restricted to investing in Great-West, and may make other investments in the future.

During 1999 Lifeco's United States subsidiary, GWL&A, entered into agreements to purchase the group health and life insurance businesses of Allmerica Financial Corporation and General American Life Insurance Company. The business of Great-West and its subsidiaries is described on pages 4 to 25 of the Great-West 1999 Annual Information Form, attached hereto as Schedule "A".

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis, set forth in pages 20 through 56 of Lifeco's Annual Report, is hereby incorporated by reference.

                              MARKET FOR SECURITIES

Lifeco's common shares, Non-Cumulative First Preferred Shares, Series "B", Non-Cumulative First Preferred Shares, Series "C", Non-Cumulative First Preferred Shares, Series "D", and Non-Cumulative Class A Preferred Shares, Series 1 are listed and posted for trading on The Toronto Stock Exchange and The Winnipeg Stock Exchange.

                  SELECTED CONSOLIDATED FINANCIAL INFORMATION

                                                                                                                Compound
                                                                For the years ended December 31                   Growth
                                                  -----------------------------------------------------------    Rate (%)
                                                    1999         1998       1997          1996         1995     1995-1999
                                                  ---------    --------   --------      --------    ---------   ---------
                                                            (in millions except per share amounts)
                                                                        (unaudited)
FOR THE PERIOD
  Premium and fee income including
  risk premiums, self-funded premium
  equivalents and segregated fund deposits
    - Life insurance                              $   3,323    $  3,425   $  1,850      $  1,806    $   1,756       17.3
    - Annuities                                       6,373       6,471      4,638         3,293        3,057       20.2
    - Health insurance                                8,169       7,197      4,866         4,506        4,771       14.4
    - Reinsurance                                     2,023       2,646        904             -            -          -
    - Property & casualty insurance                      52          44          7             -            -          -
    - Fee & other income                              1,222       1,003        703           567          525       23.5
  Net income                                            569         473        250           289          247       23.2
  Preferred shareholder dividends paid                   33          36         31            30           29        3.3
  Net income - common shareholders                      536         437        219           259          218       25.2
  Return on common shareholders' equity                17.1%       15.4%      12.5%         17.2%        15.9%         -
PER SHARE
  Earnings per common share                            1.43        1.17       0.68*         0.83         0.69       20.0
  Book value per common share                          8.70        8.12       7.08          5.07         4.52       17.8
  Dividends paid per share
    Series A First Preferred                        0.46875      1.8750     1.8750        1.8750       1.8750      (29.3)
    Series B First Preferred                         1.8625      1.8625     1.8625        1.8625       1.8625          -
    Series C First Preferred                         1.9375      1.9375     1.9375        1.9375       1.7557        2.5
    Series D First Preferred                        0.94805           -          -             -            -
    Class A Series 1                                   1.25        1.25          -             -            -          -
  Common                                               0.53        0.44       0.37         0.295         0.24       21.9
AT PERIOD ENDING
  Life insurance in force (face amount)             471,078     477,234    403,104       251,743      249,142       17.3
  Annuities in force (funds held)                    47,255      43,936     39,026        24,505       22,202       20.8
  Health insurance in force (annualized
  premiums)                                           9,238       9,309      6,594         5,092        5,166       15.6
  Total assets under administration                  86,984      83,119     74,206        40,352       36,721       24.1
  Long term debt
    - Mortgages on real estate                          155         145        285             -            4      149.5
    - Reinsurance debt & other notes
      payable                                            36          40         41             -            -          -
    - Senior debentures                                 352         111        111             -            -          -
                                                  ---------    --------   --------      --------    ---------    -------
                                                        543         296        437             -            4      241.3
  Capital stock and surplus
    - Non-cumulative preferred shares                   530         519        519           400          400        7.3
    - Common shares                                   1,561       1,520      1,520           572          572       28.5
    - Surplus                                         1,698       1,509      1,123         1,023          850       18.9
                                                  ---------    --------   --------      --------    ---------    -------
    - Total                                           3,789       3,548      3,162         1,995        1,822       20.1

*The 1997 results include an after-tax special charge for integration costs of $95 million. Excluding this special charge, earnings per common share were $0.97 and the return on common shareholders' equity was 17.4%.

                         QUARTERLY FINANCIAL INFORMATION

                                        Total       Total Assets Under        Net Income           Net Earnings
Eight Quarters                         Revenue       Administration       Common Shareholders     Per Common Share
                                       -------       --------------       -------------------     ----------------
                                              (in millions except per share amounts)
                                                             (unaudited)
1999 Fourth Quarter                  $   3,704         $  86,984                $ 143                 $ 0.38
     Third Quarter                       3,148            82,987                  137                   0.36
     Second Quarter                      3,217            83,124                  137                   0.37
     First Quarter                       3,259            83,432                  119                   0.32

1998 Fourth Quarter                  $   4,170         $  83,119                $ 115                 $ 0.31
     Third Quarter                       3,260            78,566                  112                   0.30
     Second Quarter                      3,117            78,826                  111                   0.29
     First Quarter                       3,209            76,447                   99                   0.27

The following table summarizes the operating results of Lifeco for the periods indicated:

                                                                                                                Compound
                                                            For the years ended December 31                      Growth
                                                  -----------------------------------------------------------    Rate (%)
                                                    1999         1998       1997          1996        1995      1995-1999
                                                  ---------    --------   --------      --------    ---------   ---------
                                                            (in millions except per share amounts)
                                                                          (unaudited)
Income
   Premium income                                 $   8,526    $  9,237   $  4,587      $  3,532    $   3,783       22.5
   Net investment income                              3,580       3,516      2,185         1,982        1,999       15.7
   Fee and other income                               1,222       1,003        703           567          525       23.5
                                                  ---------    --------   --------      --------    ---------    -------
                                                     13,328      13,756      7,475         6,081        6,307       20.6
                                                  ---------    --------   --------      --------    ---------    -------
Benefits and expenses
   Paid or credited to policyholders
   including dividends and experience
   refunds                                            9,936      10,680      5,723         4,614        4,885       19.4
   Commissions, expenses and taxes                    2,640       2,437      1,246         1,151        1,146       23.2
   Provision for integration costs                        -           -        250             -            -          -
                                                  ---------    --------   --------      --------    ---------    -------
                                                     12,576      13,117      7,219         5,765        6,031       20.2
                                                  ---------    --------   --------      --------    ---------    -------
Net income before minority and
   other interests                                $     752    $    639   $    256      $    316    $     276       28.5

Minority and other interests of The
   Great-West Life Assurance Company
   and its subsidiaries
   Participating policyholders                           83          66        (18)           13           10       69.7
   Preferred shareholder dividends                       34          35         15            13           18       17.2
   Minority shareholders' interest                        6           7          1             1            1       56.5
                                                  ---------    --------   --------      --------    ---------    -------
                                                  $     123    $    108   $     (2)     $     27    $      29       43.5
                                                  ---------    --------   --------      --------    ---------    -------
Net income before amortization
   of goodwill                                    $     629    $    531   $    258      $    289    $     247       26.3
   Amortization of goodwill                              60          58          8             -            -          -
                                                  ---------    --------   --------      --------    ---------    -------
Net income                                        $     569    $    473   $    250      $    289    $     247       23.2
                                                  =========    ========   ========      ========    =========    =======

------------------------------------------------------------------------------------------------------------------------

SUMMARY OF NET INCOME

Preferred shareholder dividends                   $      33    $     36   $     31      $     30    $      29        3.3

Net income - common shareholders                        536         437        219           259          218       25.2
                                                  ---------    --------   --------      --------    ---------    -------
Net income                                        $     569    $    473   $    250      $    289    $     247       23.2
                                                  =========    ========   ========      ========    =========    =======

Earnings per common share                         $    1.43    $   1.17   $   0.68      $   0.83*   $    0.69       20.0%

* The 1997 results include an after-tax special charge for integration costs of $95 million or $0.29 per share.

                             DIRECTORS AND OFFICERS

DIRECTORS

Name and Municipality                         Director                Principal Occupation
of Residence                                    Since                 within the Five Preceding Years
----------------------                     --------------             ---------------------------------------------
Gail S. Asper                              April 23, 1998             Corporate Secretary, CanWest Global
(1)                                                                   Communications Corporation (an international
Winnipeg, Manitoba                                                    media company); President, CanWest Global
                                                                      Foundation (a private charitable foundation)

James W. Burns, O.C.                       May 15, 1986               Chairman of the Boards of Lifeco and
(2)                                                                   Great-West; Deputy Chairman, Power
Winnipeg, Manitoba                                                    Corporation of Canada (a holding and
                                                                      management corporation); Chairman of the
                                                                      Boards of LIG and London Life since
                                                                      November, 1997

Orest T. Dackow                            April 22, 1992             President and Chief Executive Officer, Lifeco
(2)
Castle Rock, Colorado

Andre Desmarais                            April 22, 1992             President and Co-Chief Executive Officer,
(2)                                                                   Power Corporation of Canada (a holding and
Westmount, Quebec                                                     management corporation); Deputy Chairman,
                                                                      Power Financial Corporation (a holding
                                                                      corporation with substantial interests in the
                                                                      financial services industry)

Paul Desmarais, P.C., C.C.                 May 15, 1986               Chairman of the Executive Committee,
Westmount, Quebec                                                     Power Corporation of Canada (a holding and
                                                                      management corporation)

Paul Desmarais, Jr.                        May 15, 1986               Chairman and Co-Chief Executive Officer,
(2)                                                                   Power Corporation of Canada (a holding and
Westmount, Quebec                                                     management corporation); Chairman, Power
                                                                      Financial Corporation (a holding corporation
                                                                      with substantial interests in the financial
                                                                      services industry)

Robert G. Graham                           May 15, 1986               Corporate Director since January, 1996;
(2)                                                                   previously Chairman and Chief Executive
Hamilton, Bermuda                                                     Officer, Inter-City Products Corporation

Robert Gratton                             April 25, 1990             President and Chief Executive Officer,
(2)                                                                   Power Financial Corporation (a holding
Outremont, Quebec                                                     corporation with substantial interests in the
                                                                      financial services industry); Chairman of the
                                                                      Board, Great-West Life & Annuity Insurance
                                                                      Company

DIRECTORS

Name and Municipality                         Director                Principal Occupation
of Residence                                    Since                 within the Five Preceding Years
--------------------------------           ----------------           --------------------------------------------
Charles H. Hollenberg, M.D., O.C.          May 15, 1986               Senior Consultant, Cancer Care Ontario
(2)
Toronto, Ontario

Daniel Johnson                             April 22, 1999             Of Counsel to McCarthy Tetrault (Barristers
(1)                                                                   and Solicitors) since 1998; Prime Minister
Montreal, Quebec                                                      of Quebec in 1994 and Leader of the
                                                                      Opposition from 1994 -1998

Kevin P. Kavanagh                          May 15, 1986               Chancellor, Brandon University;
(2)                                                                   Corporate Director
Winnipeg, Manitoba

J. Blair MacAulay                          May 15, 1986               Of Counsel to Fraser Milner (Barristers &
(2)                                                                   Solicitors)
Oakville, Ontario

The Right Honourable                       January 27, 1994           Corporate Director and Business Consultant
Donald F. Mazankowski, P.C.                                           since June, 1993; previously Member of the
(2)                                                                   Parliament of Canada, Deputy Prime
Vegreville, Alberta                                                   Minister and Minister of Finance

William T. McCallum                        April 28, 1993             President and Chief Executive Officer,
Englewood, Colorado                                                   Great-West Life & Annuity Insurance
                                                                      Company; President and Chief Executive
                                                                      Officer, United States Operations of Great-
                                                                      West

Raymond L. McFeetors                       April 28, 1993             President and Chief Executive Officer,
(2)                                                                   Great-West; President and Chief Executive
Winnipeg, Manitoba and                                                Officer, Canadian Operations of Great-West;
London, Ontario                                                       President and Chief Executive Officer, LIG
                                                                      and London Life since November, 1997.

Randall L. Moffat                          May 15, 1986               Chairman and President, Moffat
(1)                                                                   Communications Limited (television and
Winnipeg, Manitoba                                                    cable broadcasting)

Jerry E. A. Nickerson                      May 15, 1986               Chairman of the Board, H. B. Nickerson &
(1) (2)                                                               Sons Limited (a management and holding
North Sydney, Nova Scotia                                             company)

Gordon F. Osbaldeston, P.C., C.C.          April 23, 1998             Corporate Director; former Clerk of the
London, Ontario                                                       Privy Council and Secretary to the Canadian
                                                                      Cabinet; former Under-Secretary of State for
                                                                      Economic Development

DIRECTORS

Name and Municipality                         Director                Principal Occupation
of Residence                                    Since                 within the Five Preceding Years
------------------------------             --------------             -------------------------------------------
The Honourable                             May 15, 1986               Vice-Chairman, Power Corporation of
P. Michael Pitfield, P.C., Q.C.                                       Canada (a holding and management
Westmount, Quebec                                                     corporation); Member of the Senate of
                                                                      Canada

Michel Plessis-Belair, F.C.A.              April 25, 1990             Vice-Chairman and Chief Financial Officer,
(1) (2)                                                               Power Corporation of Canada (a holding
Town of Mount Royal, Quebec                                           and management corporation); Executive
                                                                      Vice-President and Chief Financial Officer,
                                                                      Power Financial Corporation (a holding
                                                                      corporation with substantial interests
                                                                      in the financial services industry)

H. Sanford Riley                           November 26, 1997          President and Chief Executive Officer,
Winnipeg, Manitoba                                                    Investors Group Inc. (a financial services
                                                                      corporation)

Guy St-Germain, C.M.                       April 24, 1991             President, Placements Laugerma Inc. (a
(1) (2)                                                               private holding company)
Outremont, Quebec

Gerard Veilleux, O.C.                      April 23, 1998             President, Power Communications Inc. (a
(1)                                                                   communications management and holding
Montreal, Quebec                                                      company which is a subsidiary of Power
                                                                      Corporation of Canada)

All directors are elected to hold office until the close of the next annual meeting of shareholders.

Lifeco has an Audit Committee and an Executive Committee. Those directors designated by "(1)" are members of the Audit Committee and those directors designated by "(2)" are members of the Executive Committee.

OFFICERS

Name and Municipality                      Principal Occupation
of Residence                               within the Five Preceding Years
----------------------------------------------------------------------------------------------
Orest T. Dackow                            President and Chief Executive Officer, Lifeco
Castle Rock, Colorado

Mitchell T. G. Graye                       Vice-President, Finance, United States, Lifeco;
Castle Rock, Colorado                      Executive Vice-President and Chief Financial
                                           Officer, Great-West Life & Annuity Insurance
                                           Company

D. Craig Lennox                            Vice-President, Counsel & Secretary, United States,
Englewood, Colorado                        Lifeco; Senior Vice-President, General Counsel and
                                           Secretary, Great-West Life & Annuity Insurance
                                           Company

William W. Lovatt                          Vice-President, Finance, Canada, Lifeco; Senior
Winnipeg, Manitoba                         Vice-President and Chief Financial Officer, Great-
                                           West, LIG and London Life

Sheila A. Wagar, Q.C.                      Vice-President, Counsel & Secretary, Canada,
Winnipeg, Manitoba                         Lifeco; Senior Vice-President, General Counsel and
                                           Secretary, Great-West, LIG and London Life

Unless otherwise indicated, all of the directors and officers have been engaged for not less than five years in their present principal occupations or in another executive capacity with the companies or firms identified.

As of March 8, 2000, the directors and officers of Lifeco, as a group, beneficially owned, directly or indirectly, 0.27% of the voting securities of Lifeco.

Mr. Paul Desmarais and associates have voting control of Power Corporation of Canada. As of March 8, 2000, Power Financial Corporation, a subsidiary of Power Corporation of Canada, controlled, directly or indirectly, 81.15% of the outstanding common shares of Lifeco, representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of Lifeco.

                             ADDITIONAL INFORMATION

When the securities of Lifeco are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of a distribution of Lifeco's securities, Lifeco will provide any person, upon request to the Vice-President, Counsel and Secretary, Canada, 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, with one copy of:

(a) Lifeco's latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b) the comparative financial statements of Lifeco for its most recently completed financial year, together with the accompanying report of the auditor and one copy of any interim financial statements of Lifeco subsequent to such annual financial statements;

(c) the Management Proxy Circular of Lifeco in respect of its most recent annual meeting of shareholders that involved the election of directors; and

(d) any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not provided under clauses (a), (b) or (c) above.

At any other time, Lifeco will provide any person, upon request in the manner set out above, with a copy of the documents referred to in clauses (a), (b) and
(c) above, provided that Lifeco may require the payment of a reasonable charge if the request is made by a person who is not a security holder of Lifeco.

Additional information in respect of Lifeco, including directors and officers remuneration and indebtedness, principal holders of its securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Lifeco's Management Proxy Circular for its most recent annual meeting of shareholders that involved the election of directors. Additional financial information is provided in Lifeco's comparative financial statements for its most recently completed financial year.

                                  SCHEDULE "A"

                       THE 1999 ANNUAL INFORMATION FORM OF

                     THE GREAT-WEST LIFE ASSURANCE COMPANY

                              DATED APRIL 27, 2000

                      THE GREAT-WEST LIFE ASSURANCE COMPANY

                            100 OSBORNE STREET NORTH

                            WINNIPEG, MANITOBA R3C 3A5

                          1999 ANNUAL INFORMATION FORM

                              DATED APRIL 27, 2000

                      THE GREAT-WEST LIFE ASSURANCE COMPANY

                          1999 ANNUAL INFORMATION FORM

                                TABLE OF CONTENTS

                                                                                   Page
                                                                                  -------
General Information.............................................................        2

   Translation of United States dollars.........................................        2

   Incorporation................................................................    2 - 3

General Development of the Business.............................................        4

Narrative Description of the Business...........................................        4

   Products.....................................................................    4 - 6

   Marketing and Distribution...................................................    6 - 8

   Selected Consolidated Information............................................   9 - 13

   Investment Activities........................................................  14 - 23

   Accounting...................................................................       24

   Policy Liabilities...........................................................       24

   Income Taxes.................................................................  24 - 25

   Premium Taxes................................................................       25

   Management's Discussion and Analysis.........................................       25

   Market for Securities........................................................       25

   Glossary of Insurance and Financial Terms....................................       25

   Directors and Officers.......................................................  26 - 31

   Additional Information.......................................................       32

                               GENERAL INFORMATION

The Great-West Life Assurance Company ("Great-West") is a Canadian life insurance company. It is governed by the Insurance Companies Act (Canada) (the "ICA") and its operations are under the supervision of the Office of the Superintendent of Financial Institutions, Canada. Great-West and/or its subsidiaries are licensed to do business throughout Canada, in the District of Columbia, in Puerto Rico, in Guam, and in all states in the United States. Its reinsurance subsidiaries are licensed to conduct reinsurance business in 45 states in the United States and operate in Wildey, Barbados, Dublin, Ireland, and Bluebell, Pennsylvania, U.S.A. Great-West also holds an interest in Shin Fu Life Insurance Company ("Shin Fu Life") which carries on business in Taiwan. Specialty general insurance operations are conducted through London Guarantee Insurance Company ("London Guarantee"), a fidelity and surety business.

Under the ICA, financial statements, unless otherwise specified by the Superintendent of Financial Institutions, Canada, are to be prepared in accordance with generally accepted accounting principles.

Subsidiaries are reported on a consolidated basis. All significant intercompany balances and transactions are eliminated on consolidation and subsidiary results are conformed with Great-West's accounting practices.

Certain of the 1998 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

Unless otherwise specified, the information contained herein is presented as at December 31, 1999.

                      TRANSLATION OF UNITED STATES DOLLARS

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at December 31. All income and expense items are translated at an average rate for the year. The rates employed by year are:

December              Balance Sheet                Operations
--------              -------------                ----------
1999                     1.4433                      1.4856
1998                     1.53                        1.4835
1997                     1.43                        1.38
1996                     1.37                        1.36
1995                     1.36                        1.37

                                  INCORPORATION

Great-West was incorporated on August 28, 1891 by an Act of Parliament of Canada and commenced operations in 1892. Great-West's Act of Incorporation was amended on July 22, 1963 to permit it to use either the name The Great-West Life Assurance Company or La Great-West, compagnie d'assurance-vie or both of such names.

Great-West was issued Letters Patent under the Canadian and British Insurance Companies Act (the "C&B Act") on May 28, 1970, and Supplementary Letters Patent were issued under the C&B Act on May 3, 1985 and on October 31, 1991 pursuant to which Great-West's authorized capital was increased and its capital structure was reorganized. The C&B Act was replaced by the ICA in 1992. Under the ICA, Great-West's share capital provisions were restated as By-Law Two - Share Capital, effective June 2, 1993. Under By-Law Two - Share Capital, the authorized capital of Great-West consists of an unlimited number of common shares and an unlimited number of preferred shares issuable in series. Letters Patent of Amalgamation were issued to Great-West under the ICA effective January 1, 1994, amalgamating Great-West with its wholly-owned subsidiary G.W.L. Properties Ltd.

Capital Transactions

During 1999 Great-West issued to its parent Great-West Lifeco Inc., 403,487 Series N 5.20% Non-Cumulative Preferred Shares with a stated value of $10,087,175 and 7,710 common shares with a stated value of $29,160,048 in exchange for 9,198 London Life common shares.

Also during 1999, Great-West, following a consolidation of its common shares, acquired the fractional interests in its common shares for a total expenditure of $19,117,504. The amount of the purchase price that was in excess of the stated capital was $19,113,838 and has been charged to shareholders' surplus. Subsequent to the consolidation of its share capital, a stock dividend was declared which resulted in the number of common shares outstanding being 2,378,666, the balance at December 31, 1999.

Great-West redeemed 4,000,000 Series H, 7.50% and 1,000,000 Series J, 7.50% Non-Cumulative Perpetual Preferred Shares with stated values of $100,000,000 and $25,000,000, respectively, on April 1, 1999.

Subsidiaries

Great-West's principal subsidiaries are London Insurance Group Inc. ("LIG"), a company regulated under the Canada Business Corporations Act, which owns 100% of the voting shares of London Life Insurance Company ("London Life"), and Great-West Life & Annuity Insurance Company ("GWL&A"), a Colorado company licensed to do business in the District of Columbia, in Puerto Rico, in Guam, and in all states in the United States except New York. GWL&A conducts business in New York through First Great-West Life & Annuity Insurance Company, a subsidiary New York life insurance company. Great-West's United States operations are conducted primarily through GWL&A. Great-West owns all of the outstanding common shares of LIG and all of the outstanding common and preferred shares of GWL&A.

Acquisitions

During 1999, GWL&A expanded its market position in the United States by entering into agreements to acquire the group life and health businesses of Allmerica Financial Corporation and General American Life Insurance Company.

For a complete description of these acquisitions, please refer to the 1999 Annual Report of Great-West, specifically the MD&A pages 32 and 38 to 39.

                       GENERAL DEVELOPMENT OF THE BUSINESS

Through Great-West and LIG in Canada and GWL&A in the United States, a wide range of life insurance, health insurance, and retirement and investment products are offered to individuals, businesses and other private and public organizations. As well, through LIG in Canada, Great-West offers specialty reinsurance and general insurance products in specific niche markets. Canadian operations are managed from Winnipeg, Manitoba and London, Ontario, while United States operations are managed from Denver, Colorado. The marketing and development of products, investment management, and corporate functions, are managed separately for Canada and the United States.

At December 31, 1999, 55% of Great-West's total assets under administration were attributable to its Canadian business, up from 33% at December 31, 1995, and 45% were attributable to its United States business, compared to 67% at December 31, 1995. Great-West received 68% of its premium income for risk products in 1999 from Canada and 32% from the United States compared to 35% and 65% respectively in 1995. See the tables of premiums set forth on pages 11 through 13.

The insurance business in both countries where Great-West, London Life and GWL&A operate is highly competitive and participants in the industry frequently introduce new products and utilize new marketing approaches. Great-West, London Life and GWL&A have been able to compete successfully by identifying specific market niches and developing specific products so that they have improved and expanded their product base and market share.

                      NARRATIVE DESCRIPTION OF THE BUSINESS

Products

The premium income analysis tables (pages 11 - 13) identify the sources of Great-West's consolidated premium income from its various products according to the classifications described below for the five years 1995 to 1999. The amount of claims paid under group marketed Administrative Services Only (ASO) health insurance plans by Great-West, London Life and GWL&A are considered group health self-funded premium equivalents in assessing the growth of Great-West's consolidated premium income. Health care costs under ASO plans are primarily the responsibility of the employer, rather than the insurance company, which is paid administrative fees for providing the claim payment facility. This method of managing Great-West, London Life and GWL&A's risk exposure reduces the volatility of income while at the same time provides an acceptable level of return on invested equity.

As part of their product lines, Great-West, London Life and GWL&A have segregated investment fund assets under administration which are managed on a fee basis and total $33.7 billion ($28.4 billion at December 31, 1998). These funds are predominantly employed to fund pension plan obligations of group and individual clients who, apart from death and maturity benefit guarantees, bear the full investment risk of, and receive all the benefits from, the assets of the funds.

The major business units of Great-West (including LIG) in Canada are:

Group Insurance Operations

The Group division provides a wide range of group insurance products to more than 23,000 employers across Canada. The Division has significant presence in all market segments - by region, case size and product. Group products include: life and accidental death and dismemberment insurance, short and long-term disability insurance, health and drug coverages not provided by government plans, dentalcare, visioncare and employee assistance plans.

Individual Insurance and Investment Products Operations

         Individual Life Insurance
         The Individual Life Insurance division provides life insurance products and services to Canadian consumers. The life insurance products include participating and non-participating whole life, universal life and term insurance. These products are designed to meet Canadian consumers' evolving needs - ranging from basic life insurance protection to advanced tax and estate planning.

         Individual Disability Insurance
         The Individual Disability Insurance division provides a wide range of disability insurance products to the Canadian market. These products, which offer business coverage and income replacement benefits in the event of a disability, are designed with the diverse needs of business owners, professionals, partners, executives and employees in mind.

         Retirement and Investment Services
         The Retirement and Investment Services division provides long-term savings and investment products for individuals and employer groups which are designed to accommodate retirement planning. The division focuses on its sales and reinvestment activities of segregated investment funds.

Reinsurance and Specialty General Insurance

This segment primarily reflects the operations of three major subsidiaries of
LIG:

         - London Life Insurance Corporation, through its subsidiary, London Reinsurance Group (LRG) enters into reinsurance contracts which are agreements in which an insurer transfers certain risks on its insurance policies to another insurer, called a reinsurer. LRG reinsures life, property and casualty, accident and health and annuity business.

         - London Life International's business strategy is to develop positions in new life insurance markets by developing joint venture partnerships with strong domestic partners in these markets.

         - London Guarantee focuses on underwriting specialty insurance products in niche markets within the property and casualty insurance marketplace in Canada.

The major business units of GWL&A in the United States are:

Employee Benefits

The Employee Benefits division provides a full range of employee benefit products to more than 12,800 employers across the United States. GWL&A offers employers the advantage of a total benefits solution - an integrated package of group life and disability insurance, managed care programs, 401(k) savings plans and flexible spending accounts.

The 401(k) annuity product is marketed to employers as part of the total benefits solution and currently has more than 500,000 participants enrolled. GWL&A offers both guaranteed and variable options to the employees, with the majority of the cash flow to the separate account variable option.

The Employee Benefits division continues to develop its managed care programs.

Financial Services

The Financial Services Division develops, administers and sells retirement savings and life insurance products and services for individuals, and employees of state and local governments, hospitals, non-profit organizations and public school districts.

GWL&A's core savings business is the public/non-profit (P/NP) pension market, providing investment products, administrative and communication services to employees of state and local governments (IRC Section 457 Deferred Compensation Plans), as well as employees of hospitals, non-profit organizations and public school districts (IRC Section 401, 403(b) and 408 plans).

Marketing and Distribution

Canada - Great-West

Marketing of Great-West's group insurance products through the employer channel is achieved by a force of approximately 200 group field representatives located in 15 group offices and 155 Employee Benefit Specialists and Service Representatives located in 28 Resource Centres. The group field representatives sell to mid-sized and larger purchasers of group products mainly through Great-West and London Life representatives, affiliated agents, brokers and independent consultants. Employee Benefit Specialists and Service Representatives sell to smaller purchasers of group products through Great-West's affiliated agents, London Life representatives and brokers.

Great-West's individual life, disability income and annuity (guaranteed and segregated funds) products are marketed in Canada by agents and brokers through 29 Resource Centres located in all provinces except Prince Edward Island.

Individual life and disability income insurance and annuities are primarily marketed through 768 full time, independent agents. Although not employees of Great-West, these independent agents sell primarily Great-West products and many lease space and support services in Great-West offices. Great-West's products are also sold by agents of other insurance companies, some of which have special marketing agreements with Great-West. There are now 15 such agreements in place, including those with the London Life and Investors Group organizations. Sales from agents of other companies, including those with marketing agreements with Great-West, account for approximately

44% of Great-West's life insurance sales, and approximately 76% of its disability income insurance sales and 20% of its individual annuity sales.

Individual deferred annuity, group pension and retirement savings plan sales support and service are provided by Retirement and Investment Services representatives located in our Resource Centres and by Group Retirement Distribution sales and service staff located in many regions across the country. In addition, GWL Investment Management (GWLIM), a wholly-owned subsidiary, is responsible for client service and marketing to large pension funds. GWLIM is also responsible for managing Great-West's pooled and separately managed investment funds.

Canada - London Life

London Life operates under an exclusive company representation policy whereby individual products are sold exclusively by a London Life sales force, and that sales force, with few exceptions, only sells London Life products. The major exceptions are individual disability insurance where Great-West became the exclusive provider of individual disability insurance products for London Life, smaller group products where the Great-West branded product is sold by the London Life sales force, and large face value universal life products where a third party provides product to London Life representatives.

London Life has two primary individual sales divisions, the District Sales Division and the General Sales Division. The combined sales force of approximately 2,700 representatives is the largest in Canada.

The number of representatives at December 31, 1999 in the District Sales Division was 1,944. There are also more than 280 management personnel located in 41 regional offices across Canada. The primary target market is middle income families. The General Sales Division has 767 representatives and 117 managers located in 20 regional offices. The primary target markets for this sales division are upper middle income families and small business owners.

In addition, there is a small group of highly skilled and productive representatives, focusing on a niche market among high net worth Canadians.

Canada - Specialty Insurance LIG

London Guarantee provides surety, fidelity, directors' and officers' and professional liability insurance to businesses and organizations in specified niche markets in Canada. Products are distributed through a network of over 700 independent insurance brokers.

International - LIG

London Insurance Group offers reinsurance products through London Reinsurance Group (LRG). Reinsurance contracts are legal agreements in which an insurer transfers certain risks on its insurance policies to another insurer, called a reinsurer. LRG reinsures life, property and casualty, accident and health and annuity business. Contracts are custom designed, underwritten and marketed to major insurance and reinsurance companies around the world, but primarily in the United States and Europe.

The establishment of London Life International (LLI) late in 1994 focuses London Insurance Group's presence in the Asia Pacific region.

Shin Fu Life, which commenced operations in Taiwan in October 1993, was the first domestic insurance company in Taiwan with a foreign partner. London Life has a 38.8% share of the joint venture. Shin Fu distributes a variety of life insurance and endowment products to the broad middle market in Taiwan.

The insurance industry in Taiwan is undergoing a consolidation process. Throughout 1999, London Life International had discussions with its partner to determine what opportunities and strategies may result from this consolidation.

United States

GWL&A is authorized to engage in the sale of life insurance, accident and health insurance and annuities. It is qualified to do business in all states in the United States except New York, and in the District of Columbia, Puerto Rico, Guam and the U.S. Virgin Islands. The Company conducts business in New York through subsidiary, First Great-West Life & Annuity Insurance Company. GWL&A is also a licensed reinsurer in the state of New York.

In its Employee Benefits division, GWL&A markets a full range of group life, health, disability, 401(k) savings plans, and Section 125 flexible spending accounts through 63 sales offices.

GWL&A's sales of annuities to groups are concentrated in highly specialized pension markets. Fully administered tax deferred annuities are sold as part of voluntary retirement savings programs for certain government designated groups, such as hospitals and school teachers and as part of deferred compensation plans for employees of government bodies under Section 457 of the Internal Revenue Code, and to corporations in connection with plans qualified under Section 401(k) of the Internal Revenue Code. GWL&A emphasizes sale of its 401(k) programs as part of an employer's total employee benefit package including life, health and disability coverage.

GWL&A has entered into a marketing agreement with Charles Schwab & Co., Inc. to sell individual fixed and variable qualified and non-qualified deferred annuities.

Benefits Communication Corporation ("BenefitsCorp"), a wholly-owned subsidiary of GWL&A, provides an extensive menu of marketing services to more than 1,700 groups, including governmental entities, hospitals and other non-profit organizations, as well as brokers. There are 15 BenefitsCorp offices with approximately 120 sales personnel. BenefitsCorp sales personnel sell to employees of public and private sector employers and offer one or more financial service products to employees through a program arranged with the employer.

Financial Administrative Services Corporation (FASCorp), formed in 1993, is a wholly-owned subsidiary of GWL&A with the sole purpose of providing comprehensive administrative and recordkeeping services for financial institutions and employer-sponsored retirement plans.

The United States insurance markets are all extremely competitive. Within the employee benefit market, GWL&A believes that it has sufficient critical mass; a highly trained marketing organization; a decentralized and highly cost effective Benefit Payment Organization; and the necessary managed health care expertise to grow profitably. GWL&A's pension operations are tightly focused on the voluntary retirement savings niche, where it is a market leader, and where it expects to continue to develop this market in the future. GWL&A expects a period of consolidation to occur and in order to be well positioned when this occurs, GWL&A continues to closely manage expenses and strengthen its wholesale distribution channels.

            Selected Consolidated Financial Information of Great-West

The following tables set forth certain information concerning Great-West for the periods indicated.

                                                                                                                  Compound
                                                                 For the years ended December 31                   Growth
                                                  ------------------------------------------------------------     Rate (%)
                                                    1999         1998          1997        1996         1995      1995-1999
                                                  --------     --------      --------     -------      -------    ---------
                                                               (in millions except per share amounts)
                                                                             (unaudited)
FOR THE PERIOD
  Premium and fee income including risk
  premiums, self-funded premium equivalents
  and segregated fund deposits
    - Life insurance                              $  3 323     $  3 425      $  1 850     $ 1 806      $ 1 756       17,3
    - Annuities                                      6 373        6 471         4 638       3 293        3 057       20,2
    - Health insurance                               8 169        7 197         4 866       4 506        4 771       14,4
    - Reinsurance                                    2 023        2 646           904           -            -          -
    - Property & casualty insurance                     52           44             7           -            -          -
    - Fee & other income                             1 222        1 003           703         567          525       23,5
  Net income attributable to:
    Participating policyholders                         83           66           (18)         13           10       69,7
    Preferred shareholders                              39           50            34          33           34        3,5
    Common shareholders                                549          449           230         271          233       23,9
                                                  --------     --------      --------     -------      -------      -----
  Net income (Note 1)                                  671          565           246         317          277       24,8
                                                  --------     --------      --------     -------      -------      -----
  Return on common shareholders' equity               17,4%        15,8%         13,2%       17,9%        17,0%         -
PER SHARE
  Earnings per common share (Note 1)                231,28       189,38        112,23      135,62       116,59       18,7
  Book value per common share                     1 369,00     1 280,00      1 117,76      801,02       715,83       17,6
  Dividends paid per share
    Preferred Series A                                   -            -        1,4437       1,925       1,9250          -
    Preferred Series C US$                               -            -             -           -      0,83663          -
    Preferred Series D US$                               -            -       1,17581     1,17581      1,53437          -
    Preferred Series E US$                               -            -       1,53437     1,53437      1,53437          -
    Preferred Series F                                   -            -        1,2025      1,9725       1,9725          -
    Preferred Series G                                   -            -        1,2025      1,9725       1,9725          -
    Preferred Series H                             0,46875        1,875         1,875       1,875        1,875      (29,3)
    Preferred Series I                                   -      1,80367         1,875       1,875        1,875          -
    Preferred Series J                             0,46875        1,875         1,875       1,875        1,875      (29,3)
    Preferred Series K                              1,8125       1,8125        1,8125      1,8125      0,75107       24,6
    Preferred Series L                                1,30      1,25637             -           -            -          -
    Preferred Series N                                1,25      1,20805             -           -            -          -
    Common                                           92,00        77,60         66,40       54,40        46,80       18,4
AT PERIOD ENDING
  Life insurance in force (face amount)            471,078      477,234       403,104     251,743      249,142       17.3
  Annuities in force (funds held)                   47,255       43,936        39,026      24,505       22,202       20.8
  Health insurance in force (annualized
  premiums)                                          9,238        9,309         6,594       5,092        5,166       15.6
  Total assets under administration                 86,941       83,101        74,191      40,341       36,713       24.1
  Long term debt
    - Mortgages on real estate                         155          145           285           -            4      149.5
    - Other notes payable                               36           40            41           -            -          -
    - Senior debentures                                415          277           111           -            -          -
                                                  --------     --------      --------     -------      -------      -----
    Total long term debt                               606          462           437           -            4      250.8
                                                  ========     ========      ========     =======      =======      =====
  Preferred shares
    - Cumulative preferred shares                        -            -             -         180          192          -
    - Non-cumulative preferred shares                  679          794           844         275          275       25.4
                                                  --------     --------      --------     -------      -------      -----
    Total preferred shares                             679          794           844         455          467        9.8
                                                  --------     --------      --------     -------      -------      -----
  Capital and surplus
    - Participating policyholders                    1,412        1,341         1,264         471          457       32.6
    - Common shareholders                            3,256        3,035         2,650       1,602        1,432       22.8
                                                  --------     --------      --------     -------      -------      -----
    - Total                                          4,668        4,376         3,914       2,073        1,889       25.4
                                                  --------     --------      --------     -------      -------      -----
Number of employees (excludes agents)               13,728       12,512        12,036       7,439        7,173       17.6

Note 1 The 1997 results include a special charge for integration costs. Excluding the special charge, net income was $388 million, the return on shareholders' equity was 18.7% and earnings per common share were $158.63.

The following table summarizes the operating results of Great-West for the periods indicated:

                                                                                                                   Compound
                                                                   For the years ended December 31                  Growth
                                                ----------------------------------------------------------------    Rate (%)
                                                   1999          1998          1997          1996          1995    1995-1999
                                                ----------   ------------   ----------     --------      -------   ---------
                                                             (in millions except per share amounts)
                                                                          (unaudited)
Income
  Premium income                                $    8 526   $      9 237   $    4 587     $  3 532      $ 3 783      22,5
  Net investment income                              3 578          3 515        2 184        1 981        1 998      15,7
  Fee and other income                               1 222          1 003          703          567          525      23,5
                                                ----------   ------------   ----------     --------      -------      ----
                                                    13 326         13 755        7 474        6 080        6 306      20,6
                                                ----------   ------------   ----------     --------      -------      ----

Benefits and expenses
  Paid or credited to policyholders
  including dividends and experience
  refunds                                            9 936         10 680        5 723        4 614        4 885      19,4
  Commissions, expenses and taxes                    2 636          2 433        1 245        1 149        1 144      23,2
  Provision for integration costs                        -              -          250            -            -         -
                                                ----------   ------------   ----------     --------      -------      ----
                                                    12 572         13 113        7 218        5 763        6 029      20,2
                                                ----------   ------------   ----------     --------      -------      ----

Net income before minority and
  shareholders' interest                               754            642          256          317          277      28,4

Minority shareholders' interest of
  London Insurance Group
  Preferred shareholder dividends                       18             11            2            -            -         -
  Minority shareholders' interest                        4              5            -            -            -         -
                                                ----------   ------------   ----------     --------      -------      ----
                                                        22             16            2            -            -         -
                                                ----------   ------------   ----------     --------      -------      ----
Net income before amortization
  of goodwill                                          732            626          254          317          277      27,5
  Amortization of goodwill                              61             61            8            -            -
                                                ----------   ------------   ----------     --------      -------      ----
Net income                                      $      671   $        565   $      246     $    317      $   277      24,8
                                                ==========   ============   ==========     ========      =======      ====

Net income attributable to
participating policyholders
  Net income before policyholder
  dividends                                            747            741          239          199          205      38.2
  Policyholder dividends                               664            675          257          186          195      35.8
                                                ----------   ------------   ----------     --------      -------      ----
Net income - participating policyholders                83             66          (18)          13           10      69.7
                                                ==========   ============   ==========     ========      =======      ====

Attributable to shareholders
Preferred shareholder dividends                         39             50           34           33           34       3.5
Net income - common shareholders                       549            449          230          271          233      23.9
                                                ----------   ------------   ----------     --------      -------      ----
                                                       588            499          264          304          267      21.8
                                                ----------   ------------   ----------     --------      -------      ----
Net income (1)                                  $      671   $        565   $      246     $    317      $   277      24.8
                                                ==========   ============   ==========     ========      =======      ====

Earnings per common share (1)                   $   231.28   $     189.38   $   112.23     $ 135.62      $116.59      18.7

(1) 1997 includes an after tax provision for integration costs of $142 million ($95 million shareholders, $47 million participating policyholders) or $46.40 per common share.
--------------------------------------------------------------------------------
                         QUARTERLY FINANCIAL INFORMATION

                                                                     Net income attributable to
                                                                     --------------------------        Earnings
                                       Total    Total Assets Under   Participating      Common        Per Common
Eight Quarters                       Revenue      Administration     Policyholders   Shareholders        Share
                                                   (in millions except per share amounts)
                                                             (unaudited)
1999 Fourth Quarter                  $  3 704       $   86 941          $    22        $   146         $  61,53
     Third Quarter                      3 147           82 933               20            140            58,86
     Second Quarter                     3 216           83 102               16            140            58,95
     First Quarter                      3 259           83 213               25            123            51,94

1998 Fourth Quarter                  $  4 170       $   83 101          $    (4)       $   118         $  49,83
     Third Quarter                      3 260           78 548               23            115            48,28
     Second Quarter                     3 116           78 808               22            114            48,27
     First Quarter                      3 209           76 430               25            102            43,00

The following tables summarize premium income for Great-West for the periods indicated:

                       Premium Income Analysis in Dollars
                                   (unaudited)


                                                                                                                   Compound
                                                                 For the years ended December 31                    Growth
                                                 ---------------------------------------------------------------    Rate (%)
                                                    1999         1998         1997*          1996         1995     1995-1999
                                                 ---------     -------      ---------      -------     ---------   ---------
                                                                           (in millions)
Business category
  Individual                                     $   2,660     $ 3,097      $   1,553      $ 1,542     $   1,681     12.2
  Group                                              3,791       3,450          2,123        1,990         2,102     15.9
  Reinsurance                                        2,023       2,646            904            -             -        -
  Property & Casualty                                   52          44              7            -             -        -
                                                 ---------     -------      ---------      -------     ---------     ----
  Total                                              8,526       9,237          4,587        3,532         3,783     22.5
                                                 =========     =======      =========      =======     =========     ====

Product lines
  Life insurance                                     3,026       3,425          1,850        1,806         1,756     14.6
  Annuity                                              720         774            460          470           764     (1.5)
  Health insurance                                   2,705       2,348          1,366        1,256         1,263     21.0
  Reinsurance                                        2,023       2,646            904            -             -        -
  Property & Casualty                                   52          44              7            -             -        -
                                                 ---------     -------      ---------      -------     ---------     ----
                                                     8,526       9,237          4,587        3,532         3,783     22.5
                                                 =========     =======      =========      =======     =========     ====

Geographic
  Canada                                             5,765       6,408          2,568        1,314         1,307     44.9
  United States                                      2,761       2,829          2,019        2,218         2,476      2.8
                                                 ---------     -------      ---------      -------     ---------     ----
  Total                                              8,526       9,237          4,587        3,532         3,783     22.5
                                                 =========     =======      =========      =======     =========     ====

Segregated Fund Deposits not
  included above
  Canada                                             2,113       2,421          1,219          868           696     32.0
  United States                                      3,837       3,276          2,959        1,955         1,596     24.5
                                                 ---------     -------      ---------      -------     ---------     ----
  Total                                              5,950       5,697          4,178        2,823         2,292     26.9
                                                 =========     =======      =========      =======     =========     ====

Claims paid under administrative
  services only plans not included above
  Canada                                             1,039         983            686          611           577     15.8
  United States                                      4,425       3,866          2,814        2,639         2,932     10.8
                                                 ---------     -------      ---------      -------     ---------     ----
  Total                                              5,464       4,849          3,500        3,250         3,509     11.7
                                                 =========     =======      =========      =======     =========     ====

Premiums including segregated
  deposits and claims paid under
  administrative services only plans
  Canada                                             8,917       9,812          4,473        2,793         2,580     36.3
  United States                                     11,023       9,971          7,792        6,812         7,004     12.0
                                                 ---------     -------      ---------      -------     ---------     ----
  Total                                          $  19,940     $19,783      $  12,265      $ 9,605     $   9,584     20.1
                                                 =========     =======      =========      =======     =========     ====

* Includes LIG results from November 14 to December 31, 1997.

                     Premium Income Analysis in Percentages
                                   (unaudited)

                                             For the years ended December 31
                                           -----------------------------------
                                           1999    1998    1997*  1996    1995
                                           ----    ----    ----   ----    ----
Business category
     Individual                            31.2    33.5    33.8     44      44
     Group                                 44.5    37.4    46.3     56      56
     Reinsurance                           23.7    28.6    19.7      -       -
     Property & Casualty                    0.6     0.5     0.2      -       -
                                           ----    ----    ----    ---     ---
     Total                                  100     100     100    100     100
                                           ====    ====    ====    ===     ===

Product lines
     Life insurance                        35.5    37.1    40.3     51      47
     Annuity                                8.5     8.4    10.0     13      20
     Health insurance                      31.7    25.4    29.8     36      33
     Reinsurance                           23.7    28.6    19.7      -       -
     Property & Casualty                    0.6     0.5     0.2      -       -
                                           ----    ----    ----    ---     ---
                                            100     100     100    100     100
                                           ====    ====    ====    ===     ===

Geographic
     Canada                                  68      69      56     37      35
     United States                           32      31      44     63      65
                                           ----    ----    ----    ---     ---
     Total                                  100     100     100    100     100
                                           ====    ====    ====    ===     ===

Segregated Fund Deposits not
included above
     Canada                                  36      42      29     31      30
     United States                           64      58      71     69      70
                                           ----    ----    ----    ---     ---
     Total                                  100     100     100    100     100
                                           ====    ====    ====    ===     ===

Claims paid under administrative
services only plans not included above
     Canada                                  19      20      20     19      16
     United States                           81      80      80     81      84
                                           ----    ----    ----    ---     ---
     Total                                  100     100     100    100     100
                                           ====    ====    ====    ===     ===

Premiums including segregated
deposits and claims paid under
administrative services only plans
     Canada                                  45      50      36     29      27
     United States                           55      50      64     71      73
                                           ----    ----    ----    ---     ---
     Total                                  100     100     100    100     100
                                           ====    ====    ====    ===     ===


* Includes LIG results from November 14 to December 31, 1997.

The following tables supplement the foregoing with a detailed breakdown of premiums generated from business in each of Canada and the United States for the five years 1995 to 1999.

                                                            Premiums - Canada

                                                      For the years ended December 31
                                              --------------------------------------------------
                                               1999       1998       1997*      1996       1995
                                              ------     ------     ------     ------     ------
                                                                (in millions)
                                                                 (unaudited)
Life insurance and annuity premiums
       Life insurance
          Individual                          $1,538     $1,541     $  419     $  243     $  226
          Group                                  355        360        252        210        203
       Annuities
          Individual                             157        201         58         54         97
          Group                                  151        137         35         44         61
                                              ------     ------     ------     ------     ------
       Total                                  $2,201     $2,239     $  764     $  551     $  587
Health insurance premiums                      1,489      1,479        893        763        720
Claims paid under administrative services
          only plans not included above        1,039        983        686        611        577
Segregated fund deposits not
          included above                       2,113      2,421      1,219        868        696
Reinsurance                                    2,023      2,646        904          -          -
Property & Casualty                               52         44          7          -          -
                                              ------     ------     ------     ------     ------
TOTAL CANADA                                  $8,917     $9,812     $4,473     $2,793     $2,580
                                              ======     ======     ======     ======     ======

*    Includes LIG results from November 14 to December 31, 1997.

                                                            Premiums - United States

                                                        For the years ended December 31
                                              -------------------------------------------------------
                                               1999        1998        1997         1996       1995
                                              -------     -------     -------     -------     -------
                                                                   (in millions)
                                                                    (unaudited)
Life insurance and annuity premiums
       Life insurance
          Individual                          $   838     $ 1,244     $   969     $ 1,149     $ 1,105
          Group                                   295         281         208         204         222
       Annuities
          Individual                               16          11          19          23         172
          Group                                   396         424         348         349         434
                                              -------     -------     -------     -------     -------
       Total                                  $ 1,545     $ 1,960     $ 1,544     $ 1,725     $ 1,933
Health insurance premiums                       1,216         869         475         493         543
Claims paid under administrative services
          only plans not included above         4,425       3,866       2,814       2,639       2,932
Segregated fund deposits not
          included above                        3,837       3,276       2,959       1,955       1,596
                                              -------     -------     -------     -------     -------
TOTAL UNITED STATES                           $11,023     $ 9,971     $ 7,792     $ 6,812     $ 7,004
                                              =======     =======     =======     =======     =======
TOTAL COMPANY                                 $19,940     $19,783     $12,265     $ 9,605     $ 9,584
                                              =======     =======     =======     =======     =======

Investment Activities

The consolidated investment income derived from the investment of Great-West's consolidated assets makes an important contribution to the results of its operations. This consolidated investment income has grown over the past five years reflecting the acquisition of LIG and growth in Great-West's portfolio of assets.

Investment Income

The following table outlines the composition of consolidated investment income for the five years 1995 to 1999.

                                                           For the years ended December 31
                                          ------------------------------------------------------------------
                                             1999          1998          1997*         1996          1995
                                          ----------    ----------    ----------    ----------    ----------
                                                                     (in millions)
                                                                      (unaudited)
(i)   Investment income earned from:
      Bonds                               $  2,226.3    $  2,084.8    $  1,346.2    $  1,260.1    $  1,262.9
      Mortgage loans                           695.9         797.4         392.6         375.9         438.5
      Stocks                                    33.4          32.2          68.1          28.2          28.6
      Real estate                               65.2          70.8          46.3          26.3          27.1
      Loans to policyholders                   343.5         363.4         305.3         268.0         254.0
      Other                                      4.2           8.7         (11.2)         21.8          30.0
                                          ----------    ----------    ----------    ----------    ----------
      Sub-total                              3,368.5       3,357.3       2,147.3       1,980.3       2,041.1
                                          ----------    ----------    ----------    ----------    ----------
(ii)  Amortization of gains and losses:
      Bonds                                    128.2         122.2          64.3          46.0          47.4
      Mortgage loans                            16.1          15.7           9.9           5.4           5.2
      Stocks                                    80.6          88.0          49.7          36.5          22.7
      Real estate                                9.6           0.7          (8.4)        (15.9)        (13.8)
                                          ----------    ----------    ----------    ----------    ----------
      Sub-total                                234.5         226.6         115.5          72.0          61.5
                                          ----------    ----------    ----------    ----------    ----------
(iii) Provision for credit losses:
      Bonds                                        -          (1.0)         (5.3)         (2.3)         (7.9)
      Mortgage loans                            16.1          (8.3)        (16.0)        (14.0)        (36.8)
      Real estate                                1.6          (1.9)          2.4          (7.8)         (4.5)
                                          ----------    ----------    ----------    ----------    ----------
      Sub-total                                 17.7         (11.2)        (18.9)        (24.1)        (49.2)
                                          ----------    ----------    ----------    ----------    ----------
(iv)  Provision for deterioration of
            real estate market values              -             -          (5.7)         (8.6)        (13.3)
                                          ----------    ----------    ----------    ----------    ----------
(v)   Investment expenses                      (42.1)        (57.5)        (54.7)        (38.7)        (42.3)
                                          ----------    ----------    ----------    ----------    ----------
Net investment income                     $  3,578.6    $  3,515.2    $  2,183.5    $  1,980.9    $  1,997.8
                                          ==========    ==========    ==========    ==========    ==========
Canada                                       2,192.0       2,098.3         826.5         707.8         717.4
United States                                1,386.6       1,416.9       1,357.0       1,273.1       1,280.4
                                          ----------    ----------    ----------    ----------    ----------
Total                                     $  3,578.6    $  3,515.2    $  2,183.5    $  1,980.9    $  1,997.8
                                          ==========    ==========    ==========    ==========    ==========

*    Includes LIG results from November 14 to December 31, 1997.

General Funds Investments

Consistent with the nature of its policy obligations, Great-West invests the majority of its general funds in medium to long term fixed income obligations, primarily bonds. Notwithstanding a continued overall emphasis on fixed income investments, Great-West's consolidated investment strategy is reviewed on an ongoing basis in light of current market conditions. In addition, close attention is given to matching cash flows and maturities of investments with Great-West's consolidated policy liabilities. In this regard further discussion is contained under the heading "Asset/Liability Management" on page 22.

Authority for investment policy rests with the Board of Directors of Great-West while operating authority is delegated to the investment officers and professional staff. The nature of Great-West's consolidated investments must comply with the requirements of the Insurance Companies Act and, as appropriate, with the Insurance Code of the State of Michigan, Great-West's state of entry in the United States, and the Insurance Code of the State of Colorado with respect to the operations of GWL&A.

The following table summarizes the composition of the consolidated invested assets of Great-West, exclusive of segregated funds, at the dates indicated:

                                                     December 31
                 ---------------------------------------------------------------------------------------------
                                                (dollars in millions)

                       1999               1998                1997               1996              1995
                 ----------------   -----------------   ----------------   ----------------   ----------------
                     $        %        $          %        $         %        $        %         $         %
Bonds            30 397,3    64,5   30 714,1     62,8   28 305,5    59,6   17 640,9    65,3   17 326,4    65,4
Cash and
  certificates
  of deposit        720,2     1,5      743,9      1,5      887,0     1,9      230,0     0,8      202,3     0,8
Mortgages         8 941,8    19,0    9 976,6     20,4   10 894,9    23,0    3 971,7    14,7    4 370,5    16,5
Stocks              808,7     1,7      792,2      1,6      789,8     1,7      692,8     2,6      564,9     2,1
Real estate       1 105,8     2,3    1 071,8      2,2    1 440,2     3,0      635,9     2,3      612,8     2,3
Loans to
  policyholders   5 161,6    11,0    5 604,2     11,5    5 152,6    10,8    3 856,6    14,3    3 432,0    12,9
                 --------   -----   --------    -----   --------   -----   --------   -----   --------   -----
Total            47 135,4   100,0   48 902,8    100,0   47 470,0   100,0   27 027,9   100,0   26 508,9   100,0
                 --------   -----   --------    -----   --------   -----   --------   -----   --------   -----

Bonds, Cash and Certificates of Deposit

Fixed rate investments of Great-West are carried at amortized cost net of any allowance for credit losses. While estimated market values vary somewhat from book value, it is expected that, in the absence of circumstances requiring an unusual degree of liquidity, Great-West will not be required to sell a significant amount of bonds and mortgages before maturity. Investment strategy emphasizes appropriate matching of asset cash flow with estimated liability requirements.

In the normal course of business Great-West will realize gains and losses from sales of bonds in its portfolio due to changes in interest rates, which are considered to be an adjustment of future portfolio yield and amortized to income over the period to maturity of the security sold. At December 31, 1999 unamortized gains totalled $705 million.

The following table shows the consolidated categories of bonds and cash and certificates of deposit held by Great-West at the dates indicated:

                                                For the years ended December 31
                                   ---------------------------------------------------------
                                     1999         1998       1997         1996        1995
                                   ---------   ---------   ---------   ---------   ---------
                                                          (in millions)
                                                           (unaudited)
Canada
Bonds (1)
   Government                      $ 7,623.9   $ 7,643.6   $ 6,655.2   $ 1,727.1   $ 2,135.0
   Corporate                         8,976.4     8,800.7     8,361.9     3,203.2     2,828.9
Cash and certificates of deposit       278.2       251.1       568.2        25.7        39.1
                                   ---------   ---------   ---------   ---------   ---------
Total Canada                       $16,878.5   $16,695.4   $15,585.3   $ 4,956.0   $ 5,003.0
                                   =========   =========   =========   =========   =========
United States
Bonds (1)
   Government                      $ 2,870.0   $ 3,032.1   $ 3,357.1   $ 3,340.8   $ 3,379.8
   Corporate                        10,927.0    11,237.7     9,931.3     9,369.8     8,982.7
Cash and certificates of deposit       442.0       492.8       318.8       204.3       163.2
                                   ---------   ---------   ---------   ---------   ---------
Total United States                $14,239.0   $14,762.6   $13,607.2   $12,914.9   $12,525.7
                                   =========   =========   =========   =========   =========
TOTAL                              $31,117.5   $31,458.0   $29,192.5   $17,870.9   $17,528.7
                                   =========   =========   =========   =========   =========
Market Value                       $30,312.5   $32,811.9   $30,218.3   $18,511.2   $18,319.4
                                   =========   =========   =========   =========   =========

(1) Investments in bonds are carried at amortized cost net of any allowance for credit losses.

Mortgages

Great-West carries on its mortgage operations through regional offices in major cities in Canada and directly from the Denver head office of GWL&A in the United States. The portfolio of mortgages at December 31, 1999 was comprised of 33,939 residential single family loans totalling $3 billion and 1,824 apartment and commercial loans with a book value of $6 billion.

Great-West's consolidated mortgage investment policy emphasizes a broadly diversified portfolio of residential, commercial and industrial mortgages. The following table illustrates the changes in book value of Great-West's consolidated mortgage portfolio by category in Canada and the United States for the dates indicated.

                                                               December 31
                      ---------------------------------------------------------------------------------------------------
                             1999                   1998                1997                 1996               1995
                      -------------------   -------------------   -----------------   ----------------   ----------------
                         $           %          $          %         $          %        $         %        $         %
                                                                (dollars in millions)
Canada (1)
Residential
  - Single Family     2,971.2        32.6    3,448.9       34.0    3,843.8     34.8     102.2      2.5      54.2      1.2
  - Apartments        1,678.5        18.4    1,618.4       15.9    1,769.3     16.0     479.8     11.7     362.0      8.0
Retail and
  shopping centres    1,096.4        12.1    1,072.1       10.6    1,215.1     11.0     462.9     11.2     563.7     12.5
Office buildings        883.4         9.7      999.0        9.8    1,034.4      9.4     368.4      9.0     436.5      9.7
Industrial              805.9         8.9      927.8        9.1      990.0      9.0     273.4      6.6     330.1      7.3
Other                   152.5         1.7      240.4        2.4      206.9      1.8     164.1      4.0     169.9      3.7
Allowance for
  credit losses         (52.8)          -      (57.9)         -      (48.3)       -     (37.1)       -     (49.4)       -
                      -------    --------   --------    -------   --------    -----   -------    -----   -------    -----
Total Canada          7,535.1        83.4    8,248.7       81.8    9,011.2     82.0   1,813.7     45.0   1,867.0     42.4
                      =======    ========   ========    =======   ========    =====   =======    =====   =======    =====
United States (1)
Residential
  - Single Family           -           -          -          -          -        -         -        -         -        -
  - Apartments          227.0         2.5      277.4        2.7      313.0      2.8     408.2      9.9     529.4     11.7
Retail and
  shopping centres      452.5         5.0      534.7        5.3      568.2      5.1     639.0     15.5     680.0     15.0
Office buildings        526.7         5.8      626.2        6.2      651.5      5.9     680.9     16.5     775.7     17.2
Industrial              129.4         1.4      207.9        2.0      250.0      2.3     282.8      6.9     313.8      6.9
Other                   173.9         1.9      203.5        2.0      214.8      1.9     253.4      6.2     304.9      6.8
Allowance for
  credit losses        (102.8)          -     (121.8)         -     (113.8)       -    (106.3)       -    (100.3)       -
                      -------    --------   --------    -------   --------    -----   -------    -----   -------    -----
Total U.S.            1,406.7        16.6    1,727.9       18.2    1,883.7     18.0   2,158.0     55.0   2,503.5     57.6
                      =======    ========   ========    =======   ========    =====   =======    =====   =======    =====
Total                 8,941.8       100.0    9,976.6      100.0   10,894.9    100.0   3,971.7    100.0   4,370.5    100.0
                      =======    ========   ========    =======   ========    =====   =======    =====   =======    =====
Market Value          9,058.6               10,415.2              11,289.3            4,198.7            4,588.4
                      =======               ========              ========            =======            =======

(1) Investments in mortgage loans are carried at amortized cost net of any allowance for credit losses.

In addition to its diversification by type of property, the mortgage portfolio is diversified geographically as follows:

                                  % of value of                                                    % of value of
                                 portfolio as at                                                  portfolio as at
   Canada                       December 31, 1999                        United States           December 31, 1999
   ------                       -----------------                        -------------           -----------------
Ontario                               53.9%                         California                         31.7%
British Columbia                      17.4                          Michigan                            8.7
Quebec                                14.1                          Illinois                            8.3
Alberta                                7.6                          Maryland, Virginia
Atlantic Provinces                     3.0                            and District of Columbia          8.1
Manitoba                               2.8                          Ohio                                7.8
Saskatchewan                           1.1                          New Jersey                          7.5
Territories and out                                                 Florida                             4.2
  of Canada                            0.1                          Minnesota                           3.7
                                     -----                          Missouri                            2.7
                                     100.0%                         Georgia                             2.4
                                     =====                          Others (13 states)                 14.9
                                                                                                      -----
                                                                                                      100.0%
                                                                                                      =====

Non-Performing Loans

Included in the value of invested assets are the following non-performing loans:

                                                                          December 31
                                         --------------------------------------------------------------------------------
                                                 1999                         1998                        1997
                                         -----------------------    -------------------------    ------------------------
                                                                         (in millions)
                                                                          (unaudited)
                                          # of                        # of                       # of
                                         Loans            Amount     Loans            Amount     Loans             Amount
                                         -----            ------     -----            ------     -----             ------
Asset Class
   Bonds                                    -             $    -        1             $   3.9       1              $  8.6
   Mortgage loans                          82               79.6       97                66.3     127                89.3
   Foreclosed real estate                   8               16.7       13                37.2      17                65.4
                                           --             ------      ---             -------     ---              ------
   Total                                   90             $ 96.3      111             $ 107.4     145              $163.3
                                           ==             ======      ===             =======     ===              ======
Geographic
   Canada                                  80             $ 61.5      102             $  82.5     133              $109.9
   United States                           10               34.8        9                24.9      12                53.4
                                           --             ------      ---             -------     ---              ------
   Total                                   90             $ 96.3      111             $ 107.4     145              $163.3
                                           ==             ======      ===             =======     ===              ======

Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when:
     (1) Payments are 90 days or more in arrears, except in those cases where, in the opinion of management there is justification to continue to accrue interest; or
     (2) The Company no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or
     (3) Modified/restructured loans are not performing in accordance with the contract.
Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible, the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

Non-accrual bonds decreased to $0 in 1999 from $3.9 million the previous year.

Non-accrual mortgages increased to $79.6 million at December 31, 1999 from $66.3 million at the previous year-end. The non-performing loans at December 31, 1999 included, in Canada, 68 residential single family loans totalling $6.9 million, and 11 commercial loans totalling $52.5 million, and in the United States 3 loans totalling $20.2 million.

Foreclosed real estate decreased to $16.7 million at December 31, 1999 representing 1 property for $2.1 million in Canada and 7 properties totalling $14.6 million in the United States. During 1999, 5 properties were sold. There were no foreclosures in 1999.

The following table shows the amount and the in year changes of the Allowance for Credit Losses for the years applicable.

                                                                  December 31
                                                     1999      1998      1997      1996
                                                    ------    ------    ------    ------
                                                                 (in millions)
                                                                  (unaudited)
Balance beginning of year                           $203.1    $182.8    $165.6    $165.2
                                                    ------    ------    ------    ------
Acquired with LIG purchase                               -         -      19.0         -

Provision for credit losses charged to operations
        - normal                                     (11.6)     17.3      26.8      35.3
        - cyclical                                    (6.1)     (6.1)     (7.9)    (11.2)
Recoveries of prior write-offs                         9.1       6.9       4.9       6.2
Write-offs - restructured loans                          -      (1.1)     (5.5)     (2.3)
Write -offs - other loans                             (9.1)     (5.9)    (24.8)    (28.4)
Other - including foreign exchange rate changes       (7.6)      9.2       4.7       0.8
                                                    ------    ------    ------    ------
Balance - end of year                               $177.8    $203.1    $182.8    $165.6
                                                    ======    ======    ======    ======
Asset Class
        Bonds                                       $ 21.3    $ 22.3    $ 20.1    $ 13.1
        Mortgage loans                               155.6     179.7     162.1     143.4
        Foreclosed real estate                         0.9       1.1       0.6       9.1
                                                    ------    ------    ------    ------
        Total                                       $177.8    $203.1    $182.8    $165.6
                                                    ======    ======    ======    ======
Geographic
        Canada                                      $ 56.7    $ 62.0    $ 50.9    $ 43.5
        United States                                121.1     141.1     131.9     122.1
                                                    ------    ------    ------    ------
        Total                                       $177.8    $203.1    $182.8    $165.6
                                                    ======    ======    ======    ======

The allowance for credit losses includes general provisions, established at a level that together with the provision for future credit losses included in policy liabilities, reflects Great-West's estimate of potential future credit losses.

Included in mortgage investments are the following modified/restructured loans:

                                                December 31
                                ------------------------------------------
                                  1999     1998     1997     1996     1995
                                 ------   ------   ------   ------   ------
                                               (in millions)
                                                (unaudited)

Canada                          $102.6   $138.3   $137.4   $ 23.9   $ 31.0
United States                    230.2    270.6    306.9    303.7    384.2
                                ------   ------   ------   ------   ------
Total                           $332.8   $408.9   $444.3   $327.6   $415.2
                                ======   ======   ======   ======   ======

These loans are performing in accordance with their current terms.

Stocks

Investment in stocks at December 31, 1999 totalled $739.2 million in Canada and $69.5 million in the United States, representing approximately 2.0% of total invested assets. The following table shows the categories of stocks held by Great-West at the dates indicated:

                                                December 31
                                ------------------------------------------
                                 1999     1998    1997      1996     1995
                                ------   ------   ------   ------   ------
                                                (in millions)
                                                 (unaudited)
Preferred shares at cost        $212.9   $269.9   $260.7   $ 52.0   $ 62.4
Common, convertible preferred
   and other shares at cost      583.0    515.1    515.9    612.6    484.3
Adjustment (1)                    12.8      7.2     13.2     28.2     18.2
                                ------   ------   ------   ------   ------
Total                           $808.7   $792.2   $789.8   $692.8   $564.9
                                ======   ======   ======   ======   ======
Market value                    $888.3   $828.4   $797.2   $799.2   $606.5
                                ======   ======   ======   ======   ======

(1) Adjustment: Investments in stocks are carried at cost plus a moving average market value adjustment of 15% per annum. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market, are determined by management.

At December 31, 1999 the preferred share portfolio consisted of $167.2 million of securities of private companies and $45.7 million of public companies; the common and convertible preferred share portfolio consisted of $277.8 million of securities of private companies and $305.2 million of public companies.

Real Estate

The following table shows the real estate assets by category in Canada and the United States for the dates indicated:

                                                December 31
                          ------------------------------------------------------
                            1999        1998        1997        1996      1995
                          --------    --------    --------    --------  --------
                                               (in millions)
                                                (unaudited)
CANADA (1)
Head office               $   87.2    $   87.0    $   87.3    $   54.5  $   55.1
Income producing             785.6       779.4     1,123.4       314.5     286.8
Land and property
   under development          24.5        36.3        39.1         1.8       1.8
Acquired by foreclosure        2.1        11.2        15.7        32.9      34.1
Ground rents                   2.3         2.3         2.4         2.4       2.4
Moving average market
   value adjustment           45.0        34.0        28.9        44.3      53.1
                          --------    --------    --------    --------  --------
        Sub-total         $  946.7    $  950.2    $1,296.8    $  450.4  $  433.3
                          ========    ========    ========    ========  ========
UNITED STATES (1)
Head office               $  146.5    $   99.0    $   96.2    $   97.3  $  102.2
Income producing               3.9         3.8         3.9         4.4       3.6
Land and property
   under development             -           -           -         3.5         -
Acquired by foreclosure       14.6        24.9        49.1        85.8      79.2
Ground rents                     -         0.1         0.1         0.1       0.1
Moving average market
   value adjustment           (5.9)       (6.2)       (5.9)       (5.6)     (5.6)
                          --------    --------    --------    --------  --------
        Sub-total         $  159.1    $  121.6    $  143.4    $  185.5  $  179.5
                          --------    --------    --------    --------  --------
Total                     $1,105.8    $1,071.8    $1,440.2    $  635.9  $  612.8
                          ========    ========    ========    ========  ========
Market Value              $1,271.5    $1,174.4    $1,541.7    $  613.8  $  614.7
                          ========    ========    ========    ========  ========

(1) Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of 10% per annum, which represents a portion of the difference between adjusted book value and year-end market value for real estate properties and ground rents owned by the company. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

Great-West owns its head office complex located in Winnipeg, Manitoba, consisting of three connected buildings containing 500,000 square feet situated on approximately 16.4 acres of land. London Life owns its head office complex located in London, Ontario which contains a total of 632,000 square feet and a nearby storage facility with an additional 100,000 square feet.

In the United States, Great-West, through its subsidiary GWL&A, owns an office building complex in the Denver, Colorado area containing 691,000 square feet and an adjoining building containing approximately 61,000 square feet. These buildings are the headquarters for GWL&A's operations.

The balance of real estate is held for investment purposes. It is categorized into the following portfolios: developed income producing properties, land held for development, properties under development, properties acquired by foreclosure and ground rents.

Developed income producing real estate consisted of 67 properties in Canada and 4 in the United States. The total net book value of these properties was $789.5 million at December 31, 1999.

Land held for development and properties under development were carried at a book value of $24.5 million at December 31, 1999 and consisted of 6 properties in Canada.

Real estate acquired by foreclosure in Canada consisted of 1 property carried at a net book value of $2.1 million. In the United States, there were 7 foreclosed properties carried at a book value of $14.6 million.

Policy Loans

Under most permanent individual life insurance policies and some annuities issued by Great-West, the individual policyowner has the right to obtain a policy loan on the security of the cash value of the policy. These loans then become investments of the insurance or annuity funds. On policies issued prior to 1968, a maximum rate of 6% can be charged on such policy loans. On policies issued subsequent to this date, no interest rate limits are established on policy loans. Great-West has an established policy for setting policy loan interest rates which is reflective of the current bank prime rate and our current participating account fund yield rates. In the United States, policy loan rates are set by state legislation and loan rates of most newly issued policies may not exceed certain maximum interest rates as determined by recognized bond indices.

The following table sets out the details of policy loans outstanding at December 31:

                                             1999                                                    1998
                       -------------------------------------------------       ------------------------------------------------
Policy Loans           Participating   Non-participating        Total           Participating     Non-participating       Total
------------           -------------   -----------------        -----           -------------     -----------------       -----
(1)                                                                   (in millions)
Canada                    $1,251             $   15             $1,266             $1,178             $   25             $1,203
United States              3,328                568              3,896              3,581                820              4,401
                          ------             ------             ------             ------             ------             ------
Total                     $4,579             $  583             $5,162             $4,759             $  845             $5,604
                          ======             ======             ======             ======             ======             ======

(1) Loans to policyholders are shown at their unpaid balance and are fully secured by the cash surrender values of the policies.

Asset/Liability Management

Great-West's asset portfolios support the obligations to customers and contribute to the profitability of Great-West for both the participating policyholders and the shareholders.

Great-West's investment objectives are safety of the principal amount of investments and maximization of investment return. Fluctuating interest rates can materially affect Great-West's investment return, as asset and liability values may respond differently to changes in interest rates. This interest rate risk is controlled by managing assets and liabilities in relation to each other, rather than separately.

Two elements of asset/liability management are cashflow sensitivity management and cashflow matching.

1)       Cashflow Sensitivity Management

In an environment of fluctuating interest rates, the stability of a company's assets and liabilities can be affected in quite different ways. An increase in interest rates reduces the market value of fixed income assets. If, during a time of rising interest rates, customers are in a position to redeem policies at little or no cost and reinvest the proceeds at higher rates elsewhere, the company may be forced to raise funds by selling assets at those reduced market values. The loss involved in this process is an example of adverse sensitivity to a rise in interest rates. Similarly, during a period of declining interest rates, if borrowers have the option to prepay their loan, and refinance at lower yields elsewhere, the company may be faced with reinvestment at lower yields. The lost yield on reinvestment is an example of the adverse sensitivity to a decline in interest rates. The extent to which a significant change in interest rates causes the timing of cashflow to be altered to the detriment of the company is one form of cashflow sensitivity.

Great-West manages cashflow sensitivity using a combination of measures for both the assets and liabilities.

The stability of liabilities has been improved by designing and marketing products, particularly annuities, which have a fixed or determinate term or, if the term is not fixed, that have surrender provisions which reflect current financial market conditions.

Similarly, the potential for adverse interest rate sensitivity of assets is minimized by restricting the degree to which call and repayment options are granted to borrowers. Where options are granted, the asset portfolios are adjusted as necessary to recognize the increased interest rate sensitivity.

2)       Cashflow Matching

Cashflow matching refers to the process of acquiring assets whose cashflows in amount and timing mirror as much as possible those of the Company's liabilities.

Great-West emphasizes cashflow matching at time of liability creation. As new liabilities are generated or existing liabilities repriced, fixed income assets are acquired with similar payment characteristics. In practice this requires the acquisition of short term or floating rate assets to match short term liabilities, medium term bonds and mortgages for certain annuity products, and terms as long as 15 to 20 years for single premium annuities not subject to withdrawal.

Asset portfolios are also adjusted over time to maintain the desired relationship between assets and liabilities. The requirement to make such adjustments will depend on the quality of the initial matching, and on the degree of cashflow sensitivity to fluctuating interest rates.

Fixed income derivatives are utilized on occasion to adjust interest rate reset dates of assets to better match that of the liabilities. Their availability enhances the ability of Great-West to manage its exposure to fluctuating interest rates.

Great-West believes its processes and techniques enable it to reasonably measure the effect of interest rate fluctuations on its business and to make adjustments to control the identified risks.

Accounting

The accounting practices followed by Great-West are in accordance with the ICA which states that, except as otherwise specified by the Superintendent of Financial Institutions, Canada, financial statements are to be prepared in accordance with generally accepted accounting principles.

Canadian life insurers maintain distinct funds for participating and non-participating business. Both net income and surplus amounts are attributed to the participating policyholders' and shareholders' funds.

The shareholders' surplus from which shareholder dividends are paid is derived from the net earnings of the non-participating account and a portion, as restricted by law, of the distributions from the participating account.

Accounting methods employed by insurers, the segregation of results between funds and the allocation of investment income and expense are closely monitored through regular examinations carried out by the Office of the Superintendent of Financial Institutions, Canada.

Policy Liabilities

Great-West's actuary is appointed by the Board of Directors pursuant to the provisions of the ICA. Policy liability determination is a major focus of the actuary. For Canadian GAAP, the actuary must follow generally accepted actuarial practice. Assumptions about future asset yields, timing of cash flows, rates of mortality, morbidity, expense and policy terminations must be realistic together with an appropriate provision for adverse deviation. As well, the actuary must comply with any valuation directives from OSFI.

To the extent that the valuation assumptions employed are more conservative than the assumptions used in the calculation of premium rates, the initial policy liabilities will cause an earnings strain because in the year of sale of a policy, selling expenses and policy liabilities (which must be established in the first year) will exceed premium income. To the extent the valuation assumptions prove to be conservative, this first year earning strain is offset by higher net earnings in the years following.

Income Taxes

Income taxes are payable by life insurers under the Income Tax Act (Canada) and applicable provincial tax acts on their taxable income from carrying on business in Canada as determined by special rules relating to life insurers.

Life insurers are required to pay a 15% Investment Income Tax on investment income deemed to be credited to Canadian life insurance policies. Also, a Large Corporations Tax, equal to 0.2250% of the Canadian capital and surplus and Canadian real estate is payable. Capital tax is also payable at the rate of 1.5% on Canadian capital and surplus. Federal Income tax is creditable against the capital tax otherwise payable.

In the United States, stock life insurers, including non-resident life insurers, are taxed upon their gain from operations on United States business (as determined by special rules relating to life insurers).

The United States taxable income of non-resident life insurers may include investment income in excess of the investment income attributed by Great-West to its United States business.

The United States Revenue Reconciliation Act of 1990 requires that a life insurance company capitalize expenses equal to the following percentages of premium income, except premium arising from qualified plans, and amortize those expenses over 10 years.

Annuity Contracts                                            1.75%
Group Life Insurance Contracts                               2.05%
Other Life Insurance and
   Non-Cancellable Health Contracts                          7.70%

Premium Taxes

In Canada, premium taxes are paid on life and health insurance premiums to the provincial and territorial governments. In the United States, premium taxes are also extended to certain annuity products and are paid to each state and some municipalities. The premium tax rate varies and ranges up to 4.27%. Premium taxes are deductible for income tax purposes.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS

Management's Discussion and Analysis, set forth in pages 6 through 41 of Great-West's 1999 Annual Report, is hereby incorporated by reference.

                              MARKET FOR SECURITIES

Great-West's Series L Preferred Shares are listed and posted for trading on The Toronto Stock Exchange and The Winnipeg Stock Exchange.

                    GLOSSARY OF INSURANCE AND FINANCIAL TERMS

A Glossary of Insurance and Financial Terms, set forth in pages 77 through 79 of Great-West's 1999 Annual Report, is hereby incorporated by reference.

                             DIRECTORS AND OFFICERS

The Board of Directors consists of shareholders' directors, who are elected by the shareholders, and policyholders' directors, who are elected by the participating policyholders. The shareholders' directors and the policyholders' directors have the same duties and responsibilities.

All directors are elected to hold office until the close of the next annual meeting of the shareholders and policyholders.

Great-West has seven committees of the Board, including a Canadian Executive Committee, a United States Executive Committee and an Audit Committee.

The following table sets forth the name, municipality of residence and principal occupations of each of the directors.

SHAREHOLDERS' DIRECTORS

 Name and Municipality                              Director                     Principal Occupation
 of Residence                                        Since                       within the Five Preceding Years
----------------------------------              -----------------         ------------------------------------------------
James W. Burns, O.C.                            March 17, 1971            Chairman of the Boards of Great-West Lifeco
(3) (4) (5) (6) (7)                                                       Inc. and Great-West; Deputy Chairman,
Winnipeg, Manitoba                                                        Power Corporation of Canada (a holding and
                                                                          management corporation); Chairman of the
                                                                          Boards of LIG and London Life since
                                                                          November, 1997

Orest T. Dackow                                 April 25, 1990            President and Chief Executive Officer, Great-
(3) (4) (5) (6) (7)                                                       West Lifeco Inc.
Castle Rock, Colorado

Andre Desmarais                                 April 22, 1992            President and Co-Chief Executive Officer,
(3) (4) (5) (6) (7)                                                       Power Corporation of Canada (a holding and
Westmount, Quebec                                                         management corporation); Deputy Chairman,
                                                                          Power Financial Corporation (a holding
                                                                          corporation with substantial interests in the
                                                                          financial services industry)

Paul Desmarais, P.C., C.C.                      August 24, 1977           Chairman of the Executive Committee,
Westmount, Quebec                                                         Power Corporation of Canada (a holding and
                                                                          management corporation)

Paul Desmarais, Jr.                             July 24, 1984             Chairman and Co-Chief Executive Officer,
(3) (4) (5) (6) (7)                                                       Power Corporation of Canada (a holding and
Westmount, Quebec                                                         management corporation); Chairman, Power
                                                                          Financial Corporation (a holding corporation
                                                                          with substantial interests in the financial
                                                                          services industry)

Robert Gratton                                  November 15, 1989         President and Chief Executive Officer,
(3) (4) (5) (6) (7)                                                       Power Financial Corporation (a holding
Outremont, Quebec                                                         corporation with substantial interests in the
                                                                          financial services industry); Chairman of the
                                                                          Board, Great-West Life & Annuity Insurance
                                                                          Company

SHAREHOLDERS' DIRECTORS

      Name and Municipality                         Director                           Principal Occupation
           of Residence                               Since                       within the Five Preceding Years
----------------------------------              -----------------         ------------------------------------------------
J. Blair MacAulay                               May 20, 1970              Of Counsel to Fraser Milner (Barristers &
(5) (7)                                                                   Solicitors)
Oakville, Ontario

The Right Honourable                            April 27, 1994            Corporate Director and Business Consultant
Donald F. Mazankowski, P.C.                                               since June, 1993; previously Member of the
(3) (5)                                                                   Parliament of Canada, Deputy Prime Minister
Vegreville, Alberta                                                       and Minister of Finance

William T. McCallum                             April 28, 1993            President and Chief Executive Officer, Great-
(4) (6)                                                                   West Life & Annuity Insurance Company;
Englewood, Colorado                                                       President and Chief Executive Officer, United
                                                                          States Operations of Great-West

Raymond L. McFeetors                            April 28, 1993            President and Chief Executive Officer, Great-
(3) (5)                                                                   West; President and Chief Executive Officer,
Winnipeg, Manitoba and                                                    Canadian Operations of Great-West; President
London, Ontario                                                           and Chief Executive Officer, LIG and London
                                                                          Life since November, 1997

The Honourable                                  April 23, 1986            Vice-Chairman, Power Corporation of Canada
P. Michael Pitfield, P.C., Q.C.                                           (a holding and management corporation);
(4) (6) (7)                                                               Member of the Senate of Canada
Westmount, Quebec

Michel Plessis-Belair, F.C.A.                   April 25, 1990            Vice-Chairman and Chief Financial Officer,
(1) (3) (4) (5) (6) (7)                                                   Power Corporation of Canada (a holding and
Town of Mount Royal, Quebec                                               management corporation); Executive Vice-
                                                                          President and Chief Financial Officer,
                                                                          Power Financial Corporation (a holding
                                                                          corporation with substantial interests in the
                                                                          financial services industry)

H. Sanford Riley                                November 26, 1997         President and Chief Executive Officer,
Winnipeg, Manitoba                                                        Investors Group Inc. (a financial services
                                                                          corporation)

Gerard Veilleux, O.C.                           April 23, 1998            President, Power Communications Inc. (a
(1)                                                                       communications management and holding
Montreal, Quebec                                                          company which is a subsidiary of Power
                                                                          Corporation of Canada)

POLICYHOLDERS' DIRECTORS

Name and Municipality                               Director                     Principal Occupation
of Residence                                         Since                       within the Five Preceding Years
----------------------------------              -----------------         ------------------------------------------------
Gail S. Asper                                    April 23, 1998           Corporate Secretary, CanWest Global
(1)                                                                       Communications Corporation (an
Winnipeg, Manitoba                                                        international media company); President,
                                                                          CanWest Global Foundation (a private
                                                                          charitable organization)

Robert G. Graham                                 January 25, 1977         Corporate Director since January, 1996;
(3) (4) (5) (6)                                                           previously Chairman and Chief Executive
Hamilton, Bermuda                                                         Officer, Inter-City Products Corporation

Charles H. Hollenberg, M.D., O.C.                May 25, 1975             Senior Consultant, Cancer Care Ontario
(2) (3) (7)
Toronto, Ontario

Daniel Johnson                                   April 22, 1999           Of Counsel to McCarthy Tetrault (Barristers
(1) (2) (7)                                                               and Solicitors) since 1998; Prime Minister
Montreal, Quebec                                                          of Quebec in 1994 and Leader of the
                                                                          Opposition from 1994 to 1998

Kevin P. Kavanagh                                November 22, 1978        Chancellor, Brandon University;
(3) (4) (7)                                                               Corporate Director
Winnipeg, Manitoba

Randall L. Moffat                                April 24, 1985           Chairman and President, Moffat
(1)                                                                       Communications Limited (television and
Winnipeg, Manitoba                                                        cable broadcasting)

Jerry E. A. Nickerson                            May 28,1980              Chairman of the Board, H. B. Nickerson &
(1) (7)                                                                   Sons Limited (a management and holding
North Sydney, Nova Scotia                                                 company)

Gordon F. Osbaldeston, P.C., C.C.                April 23, 1998           Corporate Director; former Clerk of the
(2) (3)                                                                   Privy Council and Secretary to the Canadian
London, Ontario                                                           Cabinet; former Under-Secretary of State
                                                                          for Economic Development

Guy St-Germain, C.M.                             April 24, 1991           President, Placements Laugerma Inc. (a
(1) (3) (5)                                                               private holding company)
Outremont, Quebec

(1)  Member of the Audit Committee
(2)  Member of the Conduct Review Committee
(3)  Member of the Canadian Executive Committee
(4)  Member of the United States Executive Committee
(5)  Member of the Canadian Investment and Credit Committee
(6)  Member of the United States Investment and Credit Committee
(7)  Member of the Corporate Management Committee

Unless otherwise indicated, all of the directors have been engaged for not less than five years in their present principal occupations or in another executive capacity with the companies or firms identified.

OFFICERS

 Name and Municipality                                        Principal Occupation
 of Residence                                                 Within the Five Preceding Years
------------------------                      ------------------------------------------------------------
James W. Burns, O.C.                          Chairman of the Boards of Great-West Lifeco Inc. and
Winnipeg, Manitoba                            Great-West; Deputy Chairman, Power Corporation of Canada;
                                              Chairman of the Boards of LIG and London Life since
                                              November, 1997

Raymond L. McFeetors                          President and Chief Executive Officer, Great-West; President
Winnipeg, Manitoba and                        and Chief Executive Officer, Canadian Operations of Great-
London, Ontario                               West; President and Chief Executive Officer, LIG and London
                                              Life since November, 1997

a) Canadian Operations

R. Thomas M. Allan                            Executive Vice-President, Corporate Investments, Great-West,
London, Ontario                               LIG and London Life

Denis J. Devos                                Executive Vice-President, Individual Insurance and
London, Ontario                               Investment Products, Great-West and London Life

James R. Grant                                Executive Vice-President, Group, Great-West and London
Winnipeg, Manitoba                            Life

Peter G. Munro                                Executive Vice-President, Chief Investment Officer,
Winnipeg, Manitoba                            Great-West, LIG and London Life

Allan S. Edwards                              Senior Vice-President, Business Practices, Chief Compliance
London, Ontario                               Officer, Great-West and London Life

Grant F. Johnson                              Senior Vice-President, Individual Distribution, Great-West
Winnipeg, Manitoba

J. Dave Johnston                              Senior Vice-President, Group Sales and Marketing,
Winnipeg, Manitoba                            Great-West and London Life

James K. Johnston                             Senior Vice-President, Corporate Resources, Great-West and
Winnipeg, Manitoba                            London Life

Greg J. Kaiser                                Senior Vice-President, Individual Life Insurance, Great-West
London, Ontario                               and London Life

Paul I. Kennedy                               President, GWL Realty Advisors Inc. since October, 1995;
Calgary, Alberta                              previously Executive Vice-President, Trizec Corporation Ltd.
                                              from July, 1990 to July 1995 and President, Trizec Office
                                              Properties Corporation from November, 1992 to January, 1995

 Name and Municipality                                       Principal Occupation
 of Residence                                                Within the Five Preceding Years
------------------------                      ------------------------------------------------------------
William W. Lovatt                             Senior Vice-President, Chief Financial Officer, Great-West,
Winnipeg, Manitoba                            LIG and London Life; Vice-President, Finance, Canada,
                                              Great-West Lifeco Inc.

Paul A. Mahon                                 Senior Vice-President, Individual Distribution Planning and
London, Ontario                               Operations, Great-West and London Life

David E. Morrison                             Senior Vice-President and Actuary, Great-West, LIG and
Winnipeg, Manitoba                            London Life

Edward J. Ransby                              President, GWL Investment Management Ltd.
Winnipeg, Manitoba

Ron D. Saull                                  Senior Vice-President and Chief Information Officer, Great-
Winnipeg, Manitoba                            West since April, 1996, Investors Group Inc. since September
                                              1997 and London Life since January 1998; previously
                                              Managing Director of Consulting Services, PLATINUM
                                              Solutions Inc. from 1994 to 1996

Murray J. Taylor                              Senior Vice-President, Retirement and Investment Services,
London, Ontario                               Great-West and London Life

Sheila A. Wagar, Q.C.                         Senior Vice-President, General Counsel and Secretary,
Winnipeg, Manitoba                            Great-West, LIG and London Life; Vice-President, Counsel &
                                              Secretary, Canada, Great-West Lifeco Inc.

b) United States Operations - GWL&A

William T. McCallum                           President and Chief Executive Officer, Great-West Life &
Englewood, Colorado                           Annuity Insurance Company; President and Chief Executive
                                              Officer, United States Operations of Great-West

Donna A. Goldin                               Executive Vice-President and Chief Operating Officer, One
Denver, Colorado                              Corporation since June, 1996; previously Executive Vice-
                                              President and Chief Operating Officer, Harris Methodist
                                              Health Plan from March, 1995 to May, 1996

Mitchell T. G. Graye                          Executive Vice-President, Chief Financial Officer, Great-West
Castle Rock, Colorado                         Life & Annuity Insurance Company; Vice-President, Finance,
                                              United States, Great-West Lifeco Inc.

James D. Motz                                 Executive Vice-President, Employee Benefits,
Littleton, Colorado                           Great-West Life & Annuity Insurance Company

Douglas L. Wooden                             Executive Vice-President, Financial Services,
Englewood, Colorado                           Great-West Life & Annuity Insurance Company

 Name and Municipality                                       Principal Occupation
 of Residence                                                within the Five Preceding Years
------------------------                      ------------------------------------------------------------
Michael R. Bracco                             Senior Vice-President, Employee Benefits,
Englewood, Colorado                           Great-West Life & Annuity Insurance Company; previously
                                              Manager, Bain & Company from September, 1993 to
                                              September, 1996

John A. Brown                                 Senior Vice-President, Healthcare Markets,
Evergreen, Colorado                           Great-West Life & Annuity Insurance Company

Mark S. Hollen                                Senior Vice-President, FASCorp.
Englewood, Colorado

John T. Hughes                                Senior Vice-President, Chief Investment Officer,
Castle Rock, Colorado                         Great-West Life & Annuity Insurance Company

D. Craig Lennox                               Senior Vice-President, General Counsel & Secretary, Great-
Englewood, Colorado                           West Life & Annuity Insurance Company; Vice-President,
                                              Counsel & Secretary, United States, Great-West Lifeco Inc.

Steve H. Miller                               Senior Vice-President, Sales, Employee Benefits,
Greenwood Village, Colorado                   Great-West Life & Annuity Insurance Company

Charles P. Nelson                             Senior Vice-President, Public/Non-Profit Markets,
Highlands Ranch, Colorado                     Great-West Life & Annuity Insurance Company

Martin Rosenbaum                              Senior Vice-President, Operations, Employee Benefits,
Denver, Colorado                              Great-West Life & Annuity Insurance Company

Gregory E. Seller                             Senior Vice-President, Government Markets,
Monarch Beach, California                     Great-West Life & Annuity Insurance Company

Robert K. Shaw                                Senior Vice-President, Individual Markets,
Aurora, Colorado                              Great-West Life & Annuity Insurance Company

George D. Webb                                Senior Vice-President, Public/Non-Profit Operations,
Aurora, Colorado                              Great-West Life & Annuity Insurance Company; previously
                                              Principal, William M. Mercer Inc. from 1979 to June, 1999

All of the officers, except for Ms. Goldin and Messrs. Kennedy, Saull, Bracco and Webb have held the office identified above or another office with Great-West or one of its subsidiaries for not less than five years.

As of March 8, 2000 , the directors and officers of Great-West, as a group, did not beneficially own, directly or indirectly, any voting shares of Great-West and its subsidiaries.

Mr. Paul Desmarais and associates have voting control of Power Corporation of Canada. As of March 8, 2000, Power Financial Corporation, a subsidiary of Power Corporation of Canada, controlled, directly or indirectly, 81.15% of the outstanding common shares of Great-West Lifeco Inc., representing approximately 64.99% of the voting rights attached to all of the outstanding voting shares of Great-West Lifeco Inc. Great-West Lifeco Inc. owns 100% of the outstanding voting shares of Great-West.

                             ADDITIONAL INFORMATION

When the securities of Great-West are in the course of a distribution pursuant to a short form prospectus, or when a preliminary short form prospectus has been filed in respect of a distribution of Great-West's securities, Great-West will provide any person, upon request to the Senior Vice-President, General Counsel and Secretary, 100 Osborne Street North, Winnipeg, Manitoba, R3C 3A5, with one copy of:

(a) Great-West's latest Annual Information Form, together with one copy of any document, or the pertinent pages of any document, incorporated by reference in the Annual Information Form;

(b) the comparative financial statements of Great-West for its most recently completed financial year together with the accompanying report of the auditor and one copy of any interim financial statements of Great-West subsequent to such annual financial statements;

(c) the Management Proxy Circular in respect of Great-West's most recent annual meeting of shareholders and policyholders that involved the election of directors; and

(d) any other documents that are incorporated by reference into the preliminary short form prospectus or the short form prospectus that are not provided under clauses (a), (b) or (c).

At any other time, Great-West will provide any person, upon request in the manner set out above, with one copy of the documents referred to in clauses (a),
(b) and (c) above, provided that Great-West may require the payment of a reasonable charge if the request is made by a person who is not a security holder or policyholder of Great-West.

Additional information in respect of Great-West, including directors and officers remuneration and indebtedness, principal holders of its securities, options to purchase securities and interests of insiders in material transactions, where applicable, is contained in Great-West's Management Proxy Circular for its most recent annual meeting of shareholders and policyholders that involved the election of directors or in its most recent Form 28, Annual Filing of Reporting Issuer. Additional financial information is provided in Great-West's comparative financial statements for its most recently completed financial year.

MANAGEMENT'S
  DISCUSSION AND ANALYSIS

[BACKGROUND PICTURE OF LAPTOP COMPUTER]

FORWARD LOOKING STATEMENTS
This annual report may contain forward-looking statements. Please see the note on page 2 for more information on these statements.

1999 CONSOLIDATED OPERATING RESULTS

Great-West Lifeco Inc.
SELECTED CONSOLIDATED FINANCIAL INFORMATION
(in $ millions, except per common share amounts)

                                                   1999                                      1998
                                     ---------------------------------      ---------------------------------
                                                                                                                        %
                                     CANADA         U.S.        TOTAL       CANADA         U.S.        TOTAL          CHANGE
                                     ---------------------------------      ---------------------------------         ------
FOR THE YEAR
Premiums for life insurance,
  guaranteed annuities, insured
  health products, and
  reinsurance and property
  and casualty                       $ 5,765      $ 2,761      $ 8,526      $ 6,408      $ 2,829      $ 9,237           -8%
Self-funded premium
  equivalents (ASO contracts)(1)       1,039        4,425        5,464          983        3,866        4,849           13%
Segregated funds deposits(1)           2,113        3,837        5,950        2,421        3,276        5,697            4%
                                     ---------------------------------      ---------------------------------          ---
Total premiums and deposits            8,917       11,023       19,940        9,812        9,971       19,783            1%
                                     ---------------------------------      ---------------------------------          ---

Fee and other income                     278          944        1,222          237          766        1,003           22%
Paid or credited to
  policyholders                        6,547        3,389        9,936        7,089        3,591       10,680           -7%

Net income
  Total                                  248          321          569          209          264          473           20%
  Common shareholders                    215          321          536          181          256          437           23%

Return on common
  shareholders' equity                                            17.1 %                                 15.4 %
===========================================================================================================================
PER COMMON SHARE
Net earnings                                                   $  1.43                                $  1.17           23%
Dividends paid                                                    0.53                                   0.44           20%
Book value                                                        8.70                                   8.12            7%
===========================================================================================================================
AT DECEMBER 31
Total assets                         $32,277      $20,979      $53,256      $32,478      $22,247      $54,725           -3%
Segregated funds assets (1)           15,730       17,998       33,728       12,959       15,435       28,394           19%
                                     ---------------------------------      ---------------------------------          ---
Total assets under
  administration                     $48,007      $38,977      $86,984      $45,437      $37,682      $83,119            5%
                                     =================================      =================================          ===

Capital stock and surplus                                      $ 3,789                                $ 3,548            7%
===========================================================================================================================

(1)  SEGREGATED FUNDS DEPOSITS AND SELF-FUNDED PREMIUM EQUIVALENTS (ASO
     CONTRACTS)

     The financial statements of a life insurance company do not include the assets, liabilities, deposits and withdrawals of segregated funds or the claims payments related to administrative services only (ASO) Group health contracts. However, the Company does earn fee and other income related to these contracts.

     Segregated fund business is an option offered to policyholders under an insurance annuity contract, where the benefit amount is directly linked to the market value of the investments held in the particular segregated account. The contractual arrangements are such that the segregated fund contract holder bears the risks and rewards of the account's investment performance apart from death and maturity benefit guarantees. ASO Group health contractual agreements are those where the Company provides administrative and claim paying services for clients, and under these arrangements, the client bears some or all of the claim risk. The self-funded premium equivalents generally represent claims paid under these contracts which approximate the additional premiums that would have been earned if these contracts had been written as traditional risk programs.

     Both segregated fund and ASO contracts are a growing aspect of the overall business of the Company and should be considered when comparing volumes, size and trends.

MANAGEMENT'S DISCUSSION AND ANALYSIS

The Management's Discussion and Analysis (MD&A) presents management's view of the financial position and performance of Great-West Lifeco Inc. in 1999 compared with 1998. The MD&A provides an overall discussion, followed by analyses of the performance of the Company's major reportable segments, its Canadian and United States operations.

STRUCTURE

Through The Great-West Life Assurance Company (Great-West) and London Life Insurance Company (London Life) in Canada and Great-West Life & Annuity Insurance Company (GWL&A) in the United States, a wide range of life and health insurance, and retirement and investment products are sold to individuals, businesses and other private and public organizations. As well, as part of Canadian operations, Great-West offers specialty reinsurance and general insurance products in specific niche markets through its subsidiaries, London Reinsurance Group Inc. and London Guarantee Insurance Company.

--------------------------------------------------------------------------------
Lifeco currently has no other holdings and carries on no business or activities unrelated to its holdings in Great-West and its subsidiaries. Lifeco is not restricted to investing in the shares of Great-West and its subsidiaries and may make other investments in the future.
--------------------------------------------------------------------------------

TRANSLATION OF UNITED STATES DOLLARS

Throughout this report, United States dollar assets and liabilities are translated into Canadian dollars at the market rate at December 31. All income and expense items are translated at an average rate for the year. The rates employed by year are:

          YEAR ENDED
          DECEMBER 31           BALANCE SHEET           OPERATIONS
          -----------           -------------           ----------
            1999                $      1.4433          $    1.4856
            1998                         1.53               1.4835
            1997                         1.43                 1.38

DEVELOPMENTS IN 1999

_ Lifeco purchased all of the 9,198 outstanding common shares of London Life not already held by London Insurance Group. This results in 100% voting interest being held in London Life.

 _ Lifeco purchased 6,859 of the 10,310 outstanding common shares of Great-West not already held by Lifeco. Subsequent to that purchase, Great-West consolidated its outstanding common shares, which resulted in a 100% voting interest being held in Great-West.

 _ GWL&A entered into agreements with General American Life Insurance Company and Allmerica Financial Corporation to acquire the Group life and health businesses of these companies.

NET INCOME

Lifeco's net income for 1999 was $569 million, which compares to $473 million for 1998. Net income attributable to common shareholders increased 23% to $536 million or $1.43 per share, compared to $437 million and $1.17 per share for 1998. Net income attributable to common shareholders before amortization of goodwill was $596 million. The return on common shareholders' equity was 17.1% for the 12 months ended December 31, 1999.

Net income for common shareholders on a geographic basis was:

(in $ millions)                         1999      1998         % CHANGE
--------------------------------------------      ----         --------
Canadian Operations                    $ 215      $ 181          19 %
United States Operations                 321        256          25 %
                                       -----      -----          --
                                       $ 536      $ 437          23 %
                                       =====      =====          ==

For Canadian operations, investment performance, expense management and fee income contributed to increased earnings together with favourable mortality and Individual morbidity offset somewhat by unfavourable Group morbidity and reinsurance margins related to accident and health lines. The increased earnings from United States operations reflect strong investment performance, increased fee income and favourable morbidity experience.

PREMIUM INCOME, PREMIUM EQUIVALENTS AND SEGREGATED FUNDS DEPOSITS

Overall, premiums and deposits increased 1% over 1998. Within this result, growth of 8% in fee based products reflects the emphasis on and success of the Company's expansion in the segregated fund markets in both Canada and the United States, as well as the Group administrative services only (ASO) market in the United States.

At December 31, 1999, 57% of premium revenue is from fee based products (53% in 1998) rather than the traditional risk based contracts.

In Canada, 35% of premium revenue is from fee based products, more than two-thirds from segregated funds.

In the United States, fee based products account for 75% of premium revenue of which ASO business represented more than half.

[PIE CHART]

Self-funded premium equivalents (ASO contracts)         27% (25%)
Premiums-insurance, annuities,
  insured health products and reinsurance
  and property and casualty                             43% (47%)
Segregated funds deposits                               30% (28%)

                                             1998 figures are shown in brackets.

FEE AND OTHER INCOME

Overall, fee income was up 22% over 1998, 17% in Canada and 23% in the United States, representing the increase in segregated funds assets in both Canada and the United States and the increase in ASO business in the United States.

[PIE CHART]


Group health ASO contracts              59% (58%)
Segregated funds                        35% (37%)
Other fee income                         6% ( 5%)

                                             1998 figures are shown in brackets.

MANAGEMENT'S DISCUSSION AND ANALYSIS

PAID OR CREDITED TO POLICYHOLDERS - TOTAL

The amount paid or credited to policyholders declined 7% from 1998 levels, however that amount only includes guaranteed contracts, reflecting the shift to ASO and segregated funds products.

[PIE CHART]

Policyholder benefits                           93% (85%)
Increase in actuarial liabilities               0%   (6%)
Policyholder dividends and experience refunds   7%   (9%)

                                             1998 figures are shown in brackets.

TOTAL ASSETS UNDER ADMINISTRATION

Total assets under administration increased 5% in 1999 to $87.0 billion, which includes a reduction in 1999 of $2.1 billion, due to the change in the applicable United States dollar translation rate ($1.44 for 1999 and $1.53 a year ago).

General funds assets decreased 3% overall, due almost entirely to the 1999 reduction in United States dollar translation rates, while segregated funds assets increased 19%. In Canada, general funds assets decreased 1% and segregated funds assets increased 21%, reflecting a shift from risk based retirement products to segregated funds elections by policyholders.

In the United States, general funds assets were unchanged from 1998 levels in United States currency, but on a translated Canadian dollar base, declined 6%. Segregated funds increased 24% in United States currency and 17% after translation to Canadian dollars, compared to the previous year.


[PIE CHART]

General funds                                   61% (66%)
Segregated funds                                39% (34%)

                                             1998 figures are shown in brackets.

ASSET QUALITY

At December 31, 1999, exposure to mortgage loans and real estate was 21% of invested assets, compared with 22% at the end of 1998.

The Company's exposure to non-investment grade bonds was 0.6% of the portfolio at the end of 1999, unchanged from December 31, 1998.

Non-performing investments, including bonds in default, mortgages in the process of foreclosure or in arrears 90 days or more, and real estate acquired by foreclosure, totalled $96 million or 0.2% of invested assets at December 31, 1999, compared with $107 million and 0.2% a year earlier. The Company's allowance for credit losses at December 31, 1999 was $178 million compared with $203 million at year-end 1998.

ASSET DISTRIBUTION         December 31 (in $ millions)

                                       1999         1998
                                       ----         ----
Government bonds                     $10,494      $10,675
Corporate bonds                       19,903       20,039
Mortgages                              8,942        9,977
Stocks                                   809          792
Real estate                            1,106        1,072
                                     -------      -------
  Sub-total portfolio investments     41,254       42,555
Cash & certificates of deposit           732          759
Policy loans                           5,162        5,604
                                     -------      -------
Total invested assets                $47,148      $48,918
                                     =======      =======

[PIE CHART]

Corporate bonds                                 42% (41%)
Cash & Certificates of Deposit                   2%  (2%)
Government Bonds                                22% (22%)
Mortgages                                       19% (20%)
Policy Loans                                    11% (11%)
Real Estate                                      2%  (2%)
Stocks                                           2%  (2%)

                                             1998 figures are shown in brackets.

POLICY LIABILITIES

ACTUARIAL LIABILITIES AND PROVISION FOR CLAIMS

Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends, and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries.

Asset and liability cash flows are carefully matched to minimize the financial effects of a shift in interest rates. This practice has been in effect for several years and has shielded the Company's financial position from past significant interest rate volatility.

--------------------------------------------------------------------------------
Reference is made to note 4 of the Lifeco financial statements, Actuarial Liabilities, which presents the composition, nature, changes, assumptions and risk management issues associated with this significant balance sheet item.
--------------------------------------------------------------------------------

CAPITAL STOCK AND SURPLUS

During 1999, the Company paid dividends of $0.53 per common share for a total of $198 million and preferred share dividends of $33 million. This represents an increase in common share dividends paid of 20% compared to 1998. A reduction in preferred share dividends of $3 million for the same period was mainly due to the Company having replaced a $200 million preferred share issue at 7.5% with a new issue at 4.7% in early 1999.

In November, 1999, the Company announced a further normal course issuer bid commencing December 1, 1999 and terminating November 30, 2000. During the course of this bid, up to but not more than 3,500,000 shares will be purchased for cancellation by the Company.

In 1999, through the normal course issuer bid process, 904,500 common shares were purchased for cancellation at a cost of $21 million or $22.99 per share.

These activities, coupled with the strong earnings from Canada and U.S. operations resulted in capital and surplus increasing 7% to $3.8 billion.

FINANCIAL STRENGTH

The Office of the Superintendent of Financial Institutions has specified a capital measurement basis for life insurance companies operating in Canada, known as the Minimum Continuing Capital and Surplus Requirements (MCCSR). Great-West's ratio at the end of 1999 was 210% (196% at the end of 1998).

The credit ratings of the Company and all of its major subsidiaries were reaffirmed during 1999.

RATINGS OF GREAT-WEST AND ITS MAJOR SUBSIDIARIES

-----------------------------------------------------------------------------------------------------------------------------
      RATING AGENCY                                      MEASUREMENT                                    RATINGS
-----------------------------------------------------------------------------------------------------------------------------
                                                                                           GREAT-WEST   LONDON LIFE     GWL&A
                                                                                           ----------   -----------     -----
A.M. Best Company                       Financial Condition and Operating Performance         A++*          A++*         A++*
Canadian Bond Rating Service            Investment Strength                                   A++*          A++*         NR
Dominion Bond Rating Service            Claims Paying Ability                                 IC-1*         IC-1*        NR
Duff & Phelps Corporation               Claims Paying Ability                                 AAA*          AAA*         AAA*
Moody's Investors Service               Insurance Financial Strength                          Aa2           Aa2          Aa2
Standard & Poor's Corporation           Insurer Financial Strength                            AA+           AA+          AA+

* Highest rating available; NR - not rated

MANAGEMENT'S DISCUSSION AND ANALYSIS

RISK MANAGEMENT AND CONTROL PRACTICES

RISKS ASSOCIATED WITH POLICY LIABILITIES

Insurance companies are in the business of assuming and managing risk. Depending on the product being offered, the risks vary. Products are priced for target levels of return, and as experience unfolds pricing assumptions are validated and profit emerges in each accounting period. Policy liabilities reflect reasonable expectations about future risk events, together with a margin. Although pricing on some products is guaranteed throughout the life of the contract, policy liability valuation requires updated assumptions to reflect emerging experience results. In this way, the balance sheet reflects the current outlook for policyholder obligations.

The Board of Directors of each operating company has approved Standards of Sound Business and Financial Practice for both Pricing and Underwriting (Selection of Risks) of product offerings. Management is responsible for effective execution of these policies. A compliance process is in place for these policies. The Actuary is required to value the policy liabilities and report on the financial condition of each operating company. The Audit Committee of the Board reviews the work of the Actuary.

The Company's significant risks and their monitoring and control are:

MORTALITY AND MORBIDITY RISK - Many products provide benefits in the event of death. Benefits due to disabling conditions and medical or dental costs are also important product features. Research and analysis is continuously ongoing to provide the basis for pricing and valuation assumptions which properly reflect the markets where the Company is active.

PERSISTENCY (POLICY TERMINATION) RISK - Products are priced and valued to reflect the expected duration of contracts. This risk is important for expense recovery (higher costs are incurred in early contract years) and for long-term level premium products with increasing costs by age where pricing is supported by assuming that not all policyholders continue their coverage. Annual research studies support pricing and valuation assumptions for the persistency risk.

INVESTMENT YIELD RISK - Products are priced and valued based on the investment returns available on assets which back up the policy liabilities. Effective and continual communication between Pricing, Valuation and Investment management is required to control this risk. Investment policies have been approved by the Boards of Directors of each operating company. These policies provide guidance on the mix of assets allowable for each product segment. Yield rates are derived from the actual mix of assets put in place. Products with longer term cash flows and pricing guarantees carry more risk. Both Pricing and Valuation react to this risk by requiring higher margins where there is less yield certainty.

REINSURANCE RISK - Products with mortality and morbidity risks have specific limits of Company retention approved by the Board of Directors on the recommendation of the Actuary. These limits are reviewed and updated from time to time. Companies providing reinsurance are reviewed for financial soundness. The Company is also protected from catastrophic events through purchased coverage.

--------------------------------------------------------------------------------
For additional information on these risks, refer to note 4(d), 4(e), and 4(f) of the Lifeco financial statements.
--------------------------------------------------------------------------------

RISKS ASSOCIATED WITH INVESTED ASSETS

The Company acquires and manages portfolios of assets to produce risk-adjusted returns in support of policyholder obligations and corporate profitability.

The Boards of Directors or the Executive Committees and the Investment and Credit Committees of the Boards of Directors annually approve Investment & Lending Policies, Procedures and Guidelines, and Segmented Investment Policy Guidelines by major line of business. A comprehensive report on compliance is presented to the Boards of Directors or Investment and Credit Committees annually, and the Internal Audit department conducts an independent review of compliance with investment policies on a periodic basis.

The significant risks associated with invested assets that the Company manages, monitors and controls are outlined below.

INTEREST RATE RISK - CANADIAN OPERATIONS - Interest rate risk exists if asset and liability cash flows are not perfectly matched and interest rates change.

For asset/liability management purposes, the general funds are divided into segments. Assets in each segment are managed in relation to the liabilities in the segment. The risks associated with the mismatch in portfolio duration and cash flow, asset prepayment exposure and the pace of asset acquisition are quantified and reviewed regularly.

Derivative products are used only to hedge imbalances in asset and liability positions; they are not used for specula-tive purposes. Derivative products are traded with counterparties approved by the Board of Directors or the Investment and Credit Committee of the Board of Directors. They may include interest rate, foreign exchange and equity swaps, options, futures and forward contracts.

INTEREST RATE RISK - UNITED STATES OPERATIONS - Interest rate risk is managed by investing in assets that are suitable for the products sold. For products with fixed and highly predictable benefit payments, such as certificate annuities and payout annuities, investments are made in fixed income assets that closely match the liability product cash flows. Protection against interest rate change is achieved as any change in the fair market value of the assets will be offset by a similar change in the fair market value of the liabilities. For products with uncertain timing of benefit payments, such as portfolio annuities and life insurance, investments are made in fixed income assets with expected cash flows that are earlier than the expected timing of the benefit payments. This enables the Company to react to changing interest rates sooner as these assets mature for reinvestment.

CREDIT RISK - It is Company policy to acquire only investment-grade assets and minimize undue concentration of assets in any single geographic area, industry and company. Guidelines specify minimum and maximum limits for each asset class.

Credit ratings for bonds are determined by recognized external credit rating agencies and/or internal credit review. These portfolios are monitored continuously and reviewed regularly with the Boards of Directors or the Investment and Credit Committees of the Boards of Directors.

Off-balance sheet credit risk is evaluated quarterly on a current exposure method, using practices that are at least as conservative as those recommended in OSFI guidelines.

LIQUIDITY RISK - The Company maintains sufficient operating liquidity to meet daily cash requirements and has a significant position in highly marketable securities. In addition, the Company has the ability to draw on its established lines of credit.

FOREIGN EXCHANGE RISK - Investments are normally made in the same currency as the liability. Any foreign currency assets acquired to back liabilities are converted using foreign exchange contracts.

OTHER RISKS - The Company has established specific policy guidelines related to environmental risk management in the investment portfolios.

DERIVATIVE INSTRUMENTS

The Company's risk management process governing the use of derivative instruments, includes:

     _ The Company acts only as an end-user of derivative products, not as a market maker.

     _    The Company has strict operating policies which:

          -    prohibit the use of derivative products for speculative purposes,

          -    permit transactions only with approved counterparties,

          -    specify limits on concentration of risk,

          -    document approval and issuer limits, and

          -    document the required reporting and monitoring systems.

--------------------------------------------------------------------------------
The Company's outstanding derivative products at December 31 and the related exposures are described in note 12 of the Lifeco financial statements.
--------------------------------------------------------------------------------

YEAR 2000
The year 2000 (Y2K) problem, which is referred to in note 16 of the Lifeco financial statements, acknowledges that although the change in date has occurred, it is not possible to conclude that all aspects of the Y2K issue that may affect the Company, including those related to customers, suppliers or other third parties, have been fully resolved.

The Company's Y2K activities to achieve compliance for the 2000 date rollover appear to have been very successful with respect to computer hardware, software, networks, facilities and telephone systems, based on experiences subsequent to January 1, 2000. As well, dependencies on vendors/suppliers and business partners appear secure, with monitoring continuing through an annual cycle of activities.

The costs of achieving Y2K operational compliance - $30 million for Canadian operations and $22 million for United States operations - were expensed in 1999 and prior years.

MANAGEMENT'S DISCUSSION AND ANALYSIS - CANADIAN OPERATIONS

Great-West Lifeco Inc.
FINANCIAL INFORMATION - CANADIAN SEGMENT
CONSOLIDATED OPERATIONS
(in $ millions)

YEARS ENDED DECEMBER 31                          1999                                              1998
-------------------------------------------------------------------------   --------------------------------------
                                              PARTICIPATING                                PARTICIPATING                    %
                              SHAREHOLDERS    POLICYHOLDERS        TOTAL    SHAREHOLDERS   POLICYHOLDERS    TOTAL         CHANGE
                              ------------------------------------------    --------------------------------------        ------
INCOME:
   Premium income (1)            $ 4,484        $  1,281          $ 5,765     $ 5,147         $ 1,261      $ 6,408         -10%
   Net investment income           1,279             915            2,194       1,182             918        2,100           4%
   Fee and other income              278               -              278         237               -          237          17%
                                 ----------------------------------------     ------------------------------------         ---
TOTAL INCOME                       6,041           2,196            8,237       6,566           2,179        8,745          -6%
                                 ----------------------------------------     ------------------------------------         ---

BENEFITS AND EXPENSES:
   Paid or credited to
    policyholders                  4,775           1,772            6,547       5,374           1,715        7,089          -8%
   Other                             779             274            1,053         767             313        1,080          -3%
                                 ----------------------------------------     ------------------------------------         ---
NET OPERATING INCOME BEFORE
   INCOME TAXES                      487             150              637         425             151          576          11%
                                 ----------------------------------------     ------------------------------------         ---
Income taxes                         140              94              234         119              96          215           9%
                                 ----------------------------------------     ------------------------------------         ---
NET INCOME BEFORE MINORITY
   AND OTHER INTERESTS               347              56              403         306              55          361          12%
                                 ----------------------------------------     ------------------------------------         ---
MINORITY AND OTHER
INTERESTS
OF THE GREAT-WEST LIFE
ASSURANCE COMPANY AND
ITS SUBSIDIARIES
   Participating policyholders         -              63               63           -              60           60           5%
   Preferred shareholder
    dividends                         28               -               28          28               -           28           -
   Minority shareholders'
    interest                          12              (7)               5          11              (5)           6         -17%
                                 ----------------------------------------     ------------------------------------         ---
                                      40              56               96          39              55           94           2%
                                 ----------------------------------------     ------------------------------------         ---
NET INCOME BEFORE GOODWILL
   AMORTIZATION                      307               -              307         267               -          267          15%
                                 ----------------------------------------     ------------------------------------         ---
Amortization of goodwill              59               -               59          58               -           58           2%
                                 ----------------------------------------     ------------------------------------         ---
NET INCOME                       $   248        $      -          $   248     $   209         $     -      $   209          19%
                                 ========================================     ====================================         ===
==============================================================================================================================

SUMMARY OF NET INCOME
   Preferred shareholder
    dividends                    $    33        $      -          $    33     $    28         $     -      $    28          18%
   Net income - common
    shareholders                     215               -              215         181               -          181          19%
                                 ----------------------------------------     ------------------------------------         ---
   Net income                    $   248        $      -          $   248     $   209         $     -      $   209          19%
                                 ========================================     ====================================         ===

(1)excludes
   - segregated funds deposits   $ 2,113        $      -          $ 2,113     $ 2,421         $     -      $ 2,421         -13%
   - self-funded premium
     equivalents (ASO)           $ 1,039        $      -          $ 1,039     $   983         $     -      $   983           6%

Reference is made to note 14 of the Lifeco financial statements, Segmented Information, for the presentation of Canadian Operations.

1999 CANADIAN OPERATING RESULTS

Net income from Canadian operations of Lifeco for 1999 was $248 million, compared to $209 million for 1998. Net income attributable to common shareholders was $215 million, up from $181 million for 1998.

The positive earnings results were due to a combination of reduced operating expenses as a result of continued integration of Great-West and London Life operations, improvement in investment results, increased segregated funds fee income, and favourable mortality experience offset somewhat by unfavourable Group morbidity and reinsurance margins associated with accident and health lines.

In terms of reportable segments, net operating income before income taxes (income before income taxes, goodwill and minority interests) was up from 1998 levels overall, due primarily to improved Group insurance results. A discussion of those results follows in the major business unit reports.

NET OPERATING INCOME BEFORE INCOME TAXES-SHAREHOLDERS ($ millions)

[PIE CHART]

Group Insurance                $133 ($78)
Individual Insurance           $258 ($265)
  & Investment Products
Reinsurance & Specialty        $96 ($82)
  General Insurance

                                              1998 figures are shown in brackets

PREMIUMS AND DEPOSITS
Years ended December 31 (in $ millions)

                                     PREMIUMS AND DEPOSITS            SALES
                                   ------------------------  -----------------------
                                    1999    1998   % CHANGE   1999    1998 % CHANGE
                                   ------------------------  -----------------------
BUSINESS/PRODUCT
   Group insurance
      Small/mid-sized case         $  898  $  894     -%  $   108   $   94    15%
      Large case                    1,883   1,835     3%       94       72    31%
   Individual insurance
      Life insurance
      - Participating               1,281   1,261     2%       64       69    -6%
      - Non-participating             257     246     4%       41       41     -%
      Disability income               102      92    11%       20       18    11%
   Retirement & Investment
      Services                      2,421   2,759   -12%    2,888    2,981    -3%
   Reinsurance & Specialty
      General Insurance             2,075   2,725   -24%    2,075    2,725   -24%
                                   --------------------    ---------------------
                                   $8,917  $9,812    -9%   $5,290   $6,000   -12%
                                   ====================    =====================

SUMMARY BY TYPE
   Guaranteed products             $5,765  $6,408   -10%
   ASO contracts                    1,039     983     6%
   Segregated funds deposits
      - Individual products         1,344   1,699   -21%
      - Group products                769     722     7%
                                    --------------------
   Total premiums and deposits      $8,917  $9,812    -9%
                                    ====================

MANAGEMENT'S DISCUSSION AND ANALYSIS - CANADIAN OPERATIONS

PREMIUMS AND DEPOSITS

Total premiums and deposits down 9% overall from 1998 levels, with guaranteed product premiums down 10%, self-funded premium equivalents (ASO contracts) up 6%, and segregated funds deposits declined 13% from 1998 levels, reflecting the market conditions that affected the investment funds industry in general.

Within guaranteed or traditional risk premium income, annuity premiums declined, as policyholders continue to show a preference for segregated funds. Reinsurance and specialty general insurance premiums declined 24% due to fewer structured contracts written in 1999, compared to 1998.

[PIE CHART]

ASO Contrats                   12% (10%)
Guaranteed Products            65% (66%)
Segregated Funds Deposits:
   Individual Products         15% (17%)
   Group Products               8% (7%)

                                              1998 figures are shown in brackets

NET INVESTMENT INCOME

Net investment income for 1999, representing the investment revenues from general funds assets (excludes segregated funds assets) increased 4%, compared to 1998, reflecting a combination of market conditions and reduced investment expenses.

[PIE CHART]

Bonds                          62% (59%)
Mortgage Loans                 26% (30%)
Loans to Policyholders          4% (4%)
Real Estate                     3% (2%)
Stocks                          5% (5%)

                                              1998 figures are shown in brackets

FEE INCOME

Fee income is primarily derived from the management of segregated funds assets and the provision of Group health ASO business. The increase in fee income in 1999 is mainly due to increases in segregated fund related fees of $31 million or 17% compared to 1998.

[PIE CHART]

Other                           7% (6%)
Segregated Funds               76%(75%)
ASO Contracts                  17%(19%)

                                              1998 figures are shown in brackets

PAID OR CREDITED TO POLICYHOLDERS

This amount is made up of increases in policy liabilities, claims, surrenders, annuity and maturity payments, dividend and experience refund payments.

In aggregate, $6.5 billion was paid or credited to policyholders in 1999 with respect to guaranteed contracts, a decrease of 8% compared to 1998, again reflecting the shift to fee based products.

Policyholder dividends credited in 1999 were $515 million, compared to $522 million in 1998. In 1999, policyholder dividend scales were decreased from 1998 levels in response to reduced portfolio investment yields.

OTHER

Included in other benefits and expenses are operating expenses, commission payments, as well as premium and other taxes.

Operating expenses for 1999 are lower than 1998 levels by 10% or $69 million, reflecting the synergies realized from ongoing integration of Great-West and London Life operations during 1998 and 1999. On a total basis, aggregate expenses including investment expenses are down 11% or $85 million from 1998 levels, and down 19% or $161 million over two years from the comparable 1997 base.

A provision for the integration of the operations of London Life and Great-West of $250 million, $142 million after tax, of which $95 million was attributable to common shareholders, was charged to 1997 earnings. Throughout 1998 and 1999, a large number of integration activities were undertaken and most are now complete or in the final stage of completion. At year end, 7% remained available to fund completion of the integration activities.

TOTAL EXPENSES
($ millions)
[BAR CHART]

1997 - total = 824.5 (59.7 Investment Expenses)
1998 - total = 750.1 (35.0 Investment Expenses)
1999 - total = 661.3 (19.1 Investment Expenses)

ASSETS

Total assets under administration increased 6% to $48.0 billion when compared to 1998. Segregated funds assets increased 21% and general funds assets decreased 1% reflecting the continuing shift by policyholders to segregated funds from guaranteed funds.

CONSOLIDATED BALANCE SHEET
(in $ millions)

DECEMBER 31                                                 1999                                     1998
--------------------------------------------------------------------------------    ----------------------------------------
                                                        PARTICIPATING                            PARTICIPATING
                                          SHAREHOLDERS  POLICYHOLDERS    TOTAL      SHAREHOLDERS POLICYHOLDERS       TOTAL
                                          --------------------------------------    ----------------------------------------
ASSETS

   Invested assets                         $  15,087      $   12,292   $  27,379     $  16,224     $    11,608    $   27,832
   Goodwill                                    1,658               -       1,658         1,658               1          ,659
   Other assets                                2,850             390       3,240         2,434             553         2,987
                                           -------------------------------------     ---------------------------------------
TOTAL ASSETS                               $  19,595      $   12,682   $  32,277     $  20,316     $    12,162    $   32,478
                                           =====================================     =======================================

Segregated funds assets                                                   15,730                                      12,959
                                                                       ---------                                  ----------
TOTAL ASSETS UNDER ADMINISTRATION                                      $  48,007                                  $   45,437
                                                                       =========                                  ==========

LIABILITIES, CAPITAL STOCK & SURPLUS

   Policy liabilities                      $  15,216      $   10,551   $  25,767     $  15,849     $     9,978    $   25,827
   Net deferred gains on portfolio
    investments sold                             536             557       1,093           549             736         1,285
   Other liabilities                           1,152             370       1,522         1,334             307         1,641
                                           -------------------------------------     ---------------------------------------
TOTAL LIABILITIES                             16,904          11,478      28,382        17,732          11,021        28,753

   Minority and other interests                  717           1,204       1,921           742           1,141         1,883
   Capital stock & surplus                     1,974               -       1,974         1,842               -         1,842
                                           -------------------------------------     ---------------------------------------
TOTAL LIABILITIES, CAPITAL STOCK
 & SURPLUS                                 $  19,595      $   12,682   $  32,277     $  20,316     $    12,162    $   32,478
                                           =====================================     =======================================

MANAGEMENT'S DISCUSSION AND ANALYSIS - CANADIAN OPERATIONS

INVESTED ASSETS

--------------------------------------------------------------------------------
Great-West and London Life general fund assets are managed by the Investment Division of the Company. In accordance with the Company's investment policies, the Investment Division manages portfolios of assets to produce a steady source of income to support the cash flow and liquidity requirements of the Company's insurance and investment products. The investment policies limit concentrations of risk within its investment and lending portfolios, which are well-diversified by asset class, industry sector, location and size of borrowers. The Company invests the majority of its general funds in medium-term and long-term fixed-income securities, primarily bonds and mortgages, which reflect the nature of the liabilities being matched.

The Investment Division reviews its strategy on an ongoing basis in light of liability requirements and current economic and market conditions.
--------------------------------------------------------------------------------

ASSET DISTRIBUTION
December 31 (in $ millions)

                                          1999         1998
-------------------------------------------------------------
Government bonds                       $   7,624    $   7,643
Corporate bonds                            8,976        8,801
Mortgages                                  7,535        8,249
Stocks                                       740          719
Real estate                                  947          950
                                       ----------------------
   Sub-total portfolio investments        25,822       26,362

Cash & certificates of deposit               290          266
Policy loans                               1,267        1,204
                                       ----------------------
Total invested assets                  $  27,379    $  27,832
                                       ======================

[PIE CHART]

Corporate Bonds                        33% (31%)
Cash & Certificates of Deposit          1% (1%)
Government Bonds                       28% (28%)
Mortgages                              27% (30%)
Policy Loans                            5% (4%)
Real Estate                             3% (3%)
Stocks                                  3% (3%)

                                             1998 figures are shown in brackets.

BOND PORTFOLIO QUALITY (excludes $701 million short-term investments, $452 million in 1998)
December 31 (in $ millions)

                                         1999         1998
-------------------------------------------------------------
Estimated Rating
   AAA                                $    5,734    $   5,696
   AA                                      3,050        2,831
   A                                       5,214        5,789
   BBB                                     1,748        1,532
   BB or lower                               153          144
                                      -----------------------
Total                                 $   15,899    $  15,992
                                      =======================

[PIE CHART]

AA              19% (18%)
AAA             36% (35%)
BB or lower      1%  (1%)
BBB             11% (10%)
A               33% (36%)

                                             1998 figures are shown in brackets.

BOND PORTFOLIO

New investments in 1999, including reinvestment of maturing assets, were primarily bonds and mortgages. Investment in government and corporate bonds represented 40% of investment activity, with the total bond portfolio growing by $156 million to $16.6 billion. Federal, provincial and other government securities represented 46% of the bond portfolio, with the balance in corporate bonds.

[PIE CHART]

Corporate Bond Investments             54% (54%)
Federal, Provincial and Other
   Government Securities               46% (46%)

                                             1998 figures are shown in brackets.

MORTGAGE PORTFOLIO

Investment in commercial mortgages represented 22% of investment activity, with residential lending accounting for the remaining 38%. The mortgage portfolio consists of 61% (58% in 1998) commercial loans, including multiple residential loans and 39% (42% in 1998) single family residential loans. Overall mortgage investments decreased to $7.5 billion from $8.2 billion a year ago, primarily as a result of competitive pricing pressures affecting the Company's ability to profitably originate residential loans and retain maturing loans. While more commercial loans were originated in 1999 than the previous year, the Company's stringent underwriting guidelines resulted in a lower retention of maturing loans than the previous year.

During 1999, the quality of the Company's overall investment portfolio resulted in continued favourable credit experience. At year-end 1999, 88% of the consolidated bond portfolio was rated A or higher, and 99% was rated investment grade. Total allowances for credit losses related to bonds were $3 million, the same as the previous year. At the end of 1999, the Company had no non-performing bonds, compared to $4 million a year ago.

Credit experience in the Company's mortgage portfolios also continued to be favourable. Credit losses on mortgages charged to operations resulted in a net recovery of $6.5 million in 1999, versus a charge of $9.4 million in 1998. Aggregate non-performing loans declined to $61 million or 0.8% of mortgages at the end of 1999, compared to $78 million or 0.9% of mortgages a year ago. Total allowances for credit losses were $54 million (87% of non-performing loans) at year-end 1999, compared to $59 million (75% of non-performing loans) at year-end 1998.


[PIE CHART]

Commercial              61% (58%)
Residential             39% (42%)

                                             1998 figures are shown in brackets.


Net investment income was $2.2 billion in 1999 ($2.1 billion in 1998). Higher levels of interest rates than in 1998 led to higher interest income, offset by maturities of long-term bonds and mortgages at higher than current rates. Yields on government bonds for terms of one to 30 years increased 90 to 100 basis points over the year. The yield differential between one year and 30 years was 65 basis points at December 31, 1999, versus 55 basis points a year ago.

LIQUIDITY

The Company uses a number of techniques to manage liquidity in the general funds. Products are designed to improve the predictability of their liability cash flows and to reduce the risk of disintermediation. Assets are acquired to provide cash flows that match the requirements of liabilities. A portion of assets are held in highly marketable securities that can be sold to meet cash flow requirements prior to maturity. Additional liquidity is available through established lines of credit and the Company's demonstrated ability to access the capital markets for funds.

Liquid assets of $14.6 billion provide adequate levels of liquidity, particularly when used in combination with the other methods of liquidity management available to the Company.

LIQUID ASSETS - CANADIAN OPERATIONS
December 31 (in $ millions)

                                               1999                         1998
-------------------------------------------------------------    --------------------------
                                     BALANCE SHEET   MARKET      BALANCE SHEET     MARKET
                                         VALUE        VALUE          VALUE          VALUE
                                     ------------------------    --------------------------
Cash & certificates of deposit         $     277    $     277       $    245      $     245
Highly marketable securities
   - Government bonds                      7,451        7,186          7,386          7,784
   - Corporate bonds                       4,980        4,730          4,818          5,066
   - Common/Preferred shares                 361          439            415            447
   - Residential mortgages (insured)       1,511        1,480          1,872          1,870
                                       ----------------------       -----------------------
Total                                  $  14,580    $  14,112       $ 14,736      $  15,412
                                       ======================       =======================

MANAGEMENT'S DISCUSSION AND ANALYSIS - CANADIAN OPERATIONS

LIABILITY CHARACTERISTICS - CANADIAN OPERATIONS
December 31 (in $ millions)

                                                       1999                         1998
-------------------------------------------------------------                     ---------
                                                       BOOK        LIQUIDITY        BOOK
                                                       VALUE         NEED           VALUE
                                                    ---------      ---------      ---------
Policies non-cashable prior to maturity             $  10,677       VERY LOW      $  10,506
Policies subject to market value adjustment             3,763       LOW               4,503
Policies with surcharges                                8,819       MODERATE          8,240
Policies with no surcharges                             1,933       MODERATE          1,933
                                                    ---------                     ---------
Total                                               $  25,192                     $  25,182
                                                    =========                     =========

SEGREGATED FUNDS

--------------------------------------------------------------------------------
The Investment Division supports the Company's strategic emphasis on segregated funds in the management of such funds directly and through its wholly-owned subsidiaries, GWL Investment Management Ltd. (GWLIM), London Life Investment Management Ltd. (LLIM), and GWL Realty Advisors (GWLRA). GWLIM and LLIM act as investment advisors to over 200 major institutional clients, and offer one of the broadest ranges of investment options in separate and pooled funds in Canada. GWLRA acts as sub-advisor to the real estate segregated funds, as well as advisor to other pension and institutional funds.
--------------------------------------------------------------------------------

During 1999, segregated funds assets under management grew by $2.8 billion or 21%, to $15.7 billion at year end. Included in the segregated funds assets is $94 million of seed money from Great-West and London Life, the majority of which was deposited in 1998 for the introduction of 33 new individual funds at London Life. Segregated funds assets also include 119 funds, totalling $3.3 billion, managed by 13 external managers as sub-advisors to GWLIM and LLIM.

SEGREGATED FUNDS ASSETS
December 31 (in $ millions)

                                   1999       1998       1997      1996       1995
                                ---------  ---------  ---------  --------   --------
Stocks                          $   9,025  $   6,914  $   6,180  $  2,788   $  1,943
Bonds                               4,024      3,837      3,094     1,374      1,134
Mortgages                           1,128        960        872       440        510
Real estate                         1,119        877        415       226        210
Other                                 434        371        402        71        157
                                ---------  ---------  ---------  --------   --------
Total                           $  15,730  $  12,959  $  10,963  $  4,899   $  3,954
                                =========  =========  =========  ========   ========

Internally-managed                 12,397     10,754      9,397     4,359      3,834
Externally-managed                  3,333      2,205      1,566       540        120

Year over year growth                  21%        18%       124%       24%         -

SEGREGATED FUNDS ASSETS
( $ billions)

[BAR CHART]

10.963    (1997)
12.959    (1998)
15.730    (1999)

OUTLOOK - INVESTMENT

Despite a great deal of initial concern due to the Asian financial crisis, the Canadian economy performed well in 1999 with a rise of close to 4% in the Gross Domestic Product. In response to the strong economic growth as well as higher inflation levels, interest rates rose gradually throughout much of the year. While credit spreads achieved in the fixed income markets in 1999 were marginally higher than 1998, spreads are expected to narrow in the upcoming year. With economic growth exceeding expectations in 1999, the outlook for the domestic economy and capital markets in 2000 remains positive.

In 2000, the Company will continue to monitor the quality and performance of its invested assets, while maintaining its conservative investment policies and high underwriting standards. New investments will be primarily in bonds and mortgages appropriate to the liabilities to control and minimize interest rate risk. Residential lending initiatives include strengthening loan origination capacity, improving retention of maturing loans and gradually increasing the involvement of the distribution sales force in marketing this product. The Company will continue to invest in infrastructure and technology to manage and administer its portfolios and prepare for upcoming changes in the securities trading and settlement environments.

BUSINESS SEGMENTS - CANADA

GROUP INSURANCE

--------------------------------------------------------------------------------
The Group Insurance Division provides a wide range of Group insurance products to more than 23,000 employers across Canada. The Division has significant presence in all market segments - by region, case size and product. Great-West covers more than eight million Canadians through its Group products - life and accidental death and dismemberment insurance, short and long-term disability insurance, drug, dental and visioncare coverage not provided by Medicare and employee assistance plans.
--------------------------------------------------------------------------------

Net operating income before income taxes increased $55 million in 1999, with significant increases in both the life and health lines of business. A primary contributor to the improved earnings was expense synergies resulting from the successful integration of London Life's Group insurance business. Productivity gains in administrative and sales areas resulted in a 10% reduction in unit costs. Investment income, mortality, and morbidity experience improved in 1999. However, experience in the long-term disability lines of business is below expectations.

CONSOLIDATED NET OPERATING INCOME BEFORE INCOME TAXES
Years ended December 31 (in $ millions)

                                                                  1999        1998
                                                               ----------   --------
INCOME:
   Premium income (1)                                          $    1,742   $  1,746
   Net investment income                                              256        231
   Fee and other income                                                51         47
                                                               ----------   --------
TOTAL INCOME                                                        2,049      2,024
                                                               ----------   --------

BENEFITS AND EXPENSES:
   Paid or credited to policyholders                                1,567      1,596
   Other                                                              349        350
                                                               ----------   --------
NET OPERATING INCOME BEFORE INCOME TAXES                       $      133   $     78
                                                               ==========   ========

(1) excludes self-funded premium equivalents (ASO)             $    1,039   $    983

MANAGEMENT'S DISCUSSION AND ANALYSIS - CANADIAN OPERATIONS

These results reflect the impact of rate actions implemented in 1998 and 1999 along with strengthened underwriting and claims adjudication practices. The Company expects further net operating gains in 2000 as a result of these actions and continued improvements in unit cost.

The Company successfully completed the integration and conversion of London Life's Group insurance business on schedule in 1999. One success measure of integration is the persistency rate among converted London Life business, which was higher than anticipated, reflecting general client acceptance of the conversion process and of the Company's products and services. In total, more than 10,000 London Life Group cases were converted to Great-West administration systems in 1998 and during the first half of 1999.

GROUP INSURANCE - DIVISIONAL SUMMARY
Years ended December 31 (in $ millions)

                                          PREMIUMS AND DEPOSITS                     SALES
                                     ------------------------------       ----------------------------
                                     1999          1998    % CHANGE        1999      1998     % CHANGE
                                     ---------   --------  --------       ------    ------    --------
BUSINESS/PRODUCT
  Small/mid-sized case               $     898   $    894        -        $  108    $   94        15%
  Large case - insured                     844        852        -            24        45       -47%
             - ASO                       1,039        983        6%           70        27       159%
                                     -----------------------------        --------------------------
TOTAL                                $   2,781   $  2,729        2%       $  202    $  166        22%
                                     =============================        ==========================

Group insurance premium income of $1.7 billion in 1999 was relatively flat compared to 1998. Overall revenue premium, which includes claims from non-insured administration only clients, was up 2%. This growth rate was slightly higher than expected, but is below long-term expectations. It reflects the intense focus on completing the conversion of London Life Group insurance cases.

While the magnitude of the conversion project - unparalleled in the Canadian Group insurance market - did lead to some deterioration in service levels, a number of initiatives implemented in mid-year resulted in significant service improvements by year end.

Sales results were up 22% over 1998. This reflects continued strong sales growth in the target small and mid-sized client market fueled by the Company's expanded distribution system, which includes London Life representatives. The Company also experienced significant sales improvement in the Administrative Services Only (ASO) market. Sales in the large case insured market dropped, reflecting a stronger underwriting approach in this segment.

RISK ANALYSIS AND MANAGEMENT

The basic risk related to Group insurance focuses on the insurer's ability to predict claims experience for the coming year. Most risks facing the Group insurance business are mitigated by the fact that most contract rate levels can be adjusted on a yearly basis.

In health care products, claims levels are driven by inflation and utilization. While inflationary trends are relatively easy to predict, claims utilization is less predictable. The impact of aging, which plays a role in utilization, is well documented. However, the introduction of new services, such as breakthrough drug therapies, has the potential of substantially escalating benefit plan costs. The Company manages the impact of these and similar factors through plan designs that limit new costs and through pricing that takes demographic and other trend factors into account.

In disability products, aging and industry characteristics do play a role in establishing future claims patterns. However, there is a growing number of disability claims related to stress and mental/nervous disorders, reflecting changes in the economy and in societal attitudes toward these conditions. The incidence of these claims is more difficult to predict, they are more time-consuming to adjudicate and tend to be longer in duration than claims related to other disabilities. These risks are managed through pricing and plan designs that emphasize prevention, earlier intervention and return to work programs.

OUTLOOK - GROUP INSURANCE

Demutualization and company mergers have resulted in a very positive marketplace environment for Great-West's Group insurance line of business. The major players in the industry are now exposed to similar financial expectations, creating a more price rational market. In this new environment, Great-West is well positioned for growth in both premium income and net operating income.

Great-West's overall Group marketshare, approaching 19%, represents a significant competitive advantage over its com-petitors in terms of its ability to produce products and services at the lowest unit cost. In addition, Great-West's large distribution networks, which include Investors Group and London Life representatives, provide significant opportunity to enhance its leading sales position, particularly in the small and mid-sized markets. Now that the conversion and integration of London Life business has been completed, the Company will be able to concentrate on sales and service initiatives. Among these are a number of online service initiatives that build on the technological enhancements already available to the Company's increased Group client base. As well, Great-West entered a new market early in 2000 with the introduction of a health and dental insurance plan for individual Canadians.

INDIVIDUAL INSURANCE & INVESTMENT PRODUCTS (IIIP)

--------------------------------------------------------------------------------
The Individual Insurance & Investment Products Division provides Great-West and London Life branded products -life and disability insurance products for Individual clients,as well as accumulation products including guaranteed products and segregated funds,and payout annuity products for both Group and Individual clients.
--------------------------------------------------------------------------------

CONSOLIDATED NET OPERATING INCOME BEFORE INCOME TAXES
Years ended December 31 (in $ millions)

                                                                 1999                                        1998
                                             ------------------------------------------    ----------------------------------------
                                                            PARTICIPATING                                  PARTICIPATING
                                             SHAREHOLDERS   POLICYHOLDERS       TOTAL      SHAREHOLDERS    POLICYHOLDERS    TOTAL
                                             ------------   -------------       -----      ------------    -------------    -----
INCOME:
  Premium income (1)                            $   667       $   1,281       $   1,948       $   676        $  1,261      $  1,937
  Net investment income                             644             915           1,559           680             918         1,598
  Fee and other income                              223               -             223           170               -           170
                                                -------       ---------       ---------       -------        --------      --------
TOTAL INCOME                                      1,534           2,196           3,730         1,526           2,179         3,705
                                                -------       ---------       ---------       -------        --------      --------
BENEFITS AND EXPENSES:

  Paid or credited to policyholders                 898           1,772           2,670           934           1,715         2,649
  Other                                             378             274             652           327             313           640
                                                -------       ---------       ---------       -------        --------      --------
NET OPERATING INCOME BEFORE INCOME TAXES        $   258       $     150       $     408       $   265        $    151      $    416
                                                =======       =========       =========       =======        ========      ========
(1) excludes segregated funds deposits          $ 2,113       $       -       $   2,113       $ 2,421        $      -      $  2,421

Individual Insurance & Investment Products consists of three distinct business divisions: Individual Life Insurance, Individual Disability Insurance and Retirement & Investment Services (R&IS). The shareholders net operating income before income taxes of $258 million was slightly below the level achieved in 1998, with increases for the Life and Disability divisions and a decline in the R&IS division. In Individual Life Insurance, results were influenced by favourable mortality experience and investment margins. For Disability Insurance, morbidity results and strong investment margins produced favourable results.

Within the Retirement & Investment Services division, operating results are derived from the guaranteed annuity block of business and the segregated fund business. While segregated fund income trended positive year-over-year, the income from guaranteed annuities was down primarily due to investment related reserve changes. The decline in segregated fund sales year-over-year also contributed to downward pressure on 1999 earnings in the form of expense recoveries.

Participating policyholders' earnings reflected the dividend scale reductions implemented in 1999 as a consequence of reduced portfolio investment returns. Favourable mortality experience and lower expenses resulted in no further change in the dividend scale for 2000.

In 1999, the Company made significant progress in integrating London Life and Great-West Individual administration systems and expanding its Customer Service Centre. The Company enhanced technological support for representatives through expanding the use of laptop computers in new business activity, and introducing an exclusive Intranet site for representatives.

MANAGEMENT'S DISCUSSION AND ANALYSIS - CANADIAN OPERATIONS

INDIVIDUAL INSURANCE - DIVISIONAL SUMMARY
(in $ millions)

--------------------------------------------------------------------------------------------------------------
                                                                                       INDIVIDUAL
                                                        INDIVIDUAL LIFE                DISABILITY        TOTAL
-----------------------------------------------------------------------------------    ----------        -----
                                                PARTICIPATING     NON-PARTICIPATING
                                                -------------     -----------------
DECEMBER 31, 1999
  Sales premium                                    $    64              $   41            $  20         $   125
  Revenue premium income                             1,281                 257              102           1,640

December 31, 1998
  Sales premium                                    $    69              $   41            $  18         $   128
  Revenue premium income                             1,261                 246               92           1,599
--------------------------------------------------------------------------------------------------------------

INDIVIDUAL LIFE INSURANCE

Individual life insurance sales, as measured by annualized premium, were $105 million in 1999, while revenue premium exceeded $1.5 billion. Sales declined 4% over 1998, in a relatively flat market.

In 1999, industry pricing for term and universal life products continued at levels management considers to be unsustainable. The Company prices its products at what it believes to be sustainable rates that provide adequate profitability. This has been accomplished by effectively utilizing reinsurance arrangements to maintain the Company's competitive position on these products.

Term insurance sales were up 9% in terms of new annualized premium over 1998, with most of the growth occurring through Investors Group representatives. In response to market trends, the Company introduced preferred underwriting on its term products during the year, enhancing the competitiveness of its product line.

Universal life sales increased 73% over 1998. The Company rounded out its universal life product offering through an agreement to market a third party universal life product for the over $500,000 market. In addition, the Company improved its universal life products for the under $500,000 market for both Great-West and London Life customers.

Sales of participating policies decreased 7%, but were strong in the mature market, where consumers are concerned with wealth management. The Company's Tax and Estate Planning Group, which has tripled in size in the past two years, plays a key role in sales in this market. The Tax and Estate Planning Group comprises accountants and lawyers who provide specialized advice to representatives and their clients in planning situations.

Although managed as separate blocks of business, when taken together, Great-West's block and London Life's block of participating insurance is the largest in Canada, with 1.5 million policyholders and assets totalling $12.7 billion at the end of 1999.

--------------------------------------------------------------------------------
The Company manufactures and services non-participating and participating forms of life insurance. The products manufactured for London Life are proprietary to the London Life field force,while the products manufactured by Great-West are sold by Great-West and Investors Group representatives as well as independent brokers. Nonparticipating life insurance policies are managed in the shareholder account. Participating life insurance policies are managed in separate participating accounts in each Company.
--------------------------------------------------------------------------------

The Company's sound management of its participating blocks of business has enabled it to deliver long-term policyholder dividend performance that is consistently among the best in the industry. In April 1999, the Company reduced the dividend scales, to reflect lower portfolio investment yields, tempered by positive mortality and expense performance. This change was effective January 1, 2000 for the block of Prudential participating business acquired by London Life in 1996. The last dividend scale change was in 1995 for Great-West and 1994 for London Life. No further changes in the scales are planned for 2000.

A regulated percentage of returns in the participating account is credited to the shareholders' account. In 1999, the amount was $14.8 million.

The Company's diversified distribution system is a strategic advantage in the Canadian life insurance market. In addition to providing life insurance products and services to the London Life and Great-West field forces, Great-West markets life insurance through Investors Group representatives.

--------------------------------------------------------------------------------
Participating life insurance policies are managed in separate participating accounts in Great-West and London Life. Participating policyholders are eligible to receive policyholder dividends based on the performance of the participating account. The performance of the participating account is primarily dependent on the effectiveness of underwriting,expense management,tax costs and investment performance.
--------------------------------------------------------------------------------

RISK ANALYSIS AND MANAGEMENT - The most significant risk in the life insurance line of business is mortality, which has an impact both on claims paid during the year and on the reserves that must be established to fund future claims. The Company manages this risk primarily through effective underwriting practices, developed to support the long-term sustainability of the business. The nature of life insurance contracts is such that the impact of underwriting policies tends to emerge 20 or 30 years after contracts are issued, when the majority of claims are incurred. Current mortality experience reflects the diligence of underwriting practices over past decades, as well as current practices.

A current risk in the industry involves the pricing of the level cost of insurance option within universal life products. The pricing of this option is lapse-supported and requires a guaranteed interest rate assumption for the life of the policy. A small change in the actual long-term lapses or investment returns can lead to significant insufficiency in the premiums. Management considers the current industry pricing of this option to be lower than required to produce adequate profitability, and has avoided significant exposure in this market.

DISABILITY INSURANCE

Total sales of disability insurance increased by 11% during 1999 for a total of $20 million in new annualized premium which $17 million was non-cancellable and $3 million was cancellable. Revenue premium increased by 11%. The sales growth in this market is due mainly to Great-West's competitive product line, which the Company continues to enhance.

Approximately 70% of sales are to the self-employed market. This is an increasingly important growth market, as workplace restructuring means more Canadians are setting up businesses, often based out of their homes. As a leading provider of disability insurance, Great-West continues to have a strong market share at approximately 29% of the Canadian market.

As a result of continuing emphasis on expense management, expenses as a percent of revenue premium dropped by 4% in 1999.

--------------------------------------------------------------------------------
Great-West manufactures and services a range of disability insurance products,which are marketed through Great-West representatives and 10 intercorporate partners,including London Life representatives. The Company's disability insurance products are designed to meet the unique personal and business needs of professionals,partners,business owners and employees.
--------------------------------------------------------------------------------

RISK ANALYSIS AND MANAGEMENT - Morbidity is the most significant risk for this line of business. Morbidity experience is highly cyclical and changes with economic conditions. There is a growing number of disability claims related to stress and mental/nervous disorders, reflecting changes in the economy and in societal attitudes toward these conditions. The incidence of these claims is more difficult to predict, they are more time-consuming to adjudicate and tend to be longer in duration than claims related to other disabilities. The Company manages this risk through its underwriting practices, experience and trend analysis, and its reserve and pricing reviews. Claims experience is analyzed by multiple factors, including all pricing classifications. The Company's large block of business provides credible experience on which to base decisions.

RETIREMENT & INVESTMENT SERVICES

In 1999, growth in the Company's Retirement & Investment Services business was affected by the market conditions that impacted the investment funds industry in general. The stock market correction in late 1998 combined with low returns in early 1999, and consumer concerns about year 2000 depressed contributions to investment funds in Canada. In this environment, the Company's sales were rel-

MANAGEMENT'S DISCUSSION AND ANALYSIS - CANADIAN OPERATIONS

RETIREMENT & INVESTMENT SERVICES - DIVISIONAL SUMMARY
(in $ millions)

                                INDIVIDUAL    GROUP       GROUP
                                 SAVINGS     SAVINGS    INVESTMENT     PAYOUT
                                  PLANS       PLANS     MANAGEMENT    ANNUITIES    TOTAL
                                ----------   --------   ----------    ---------   --------
DECEMBER 31, 1999
  Sales premium
    Guaranteed                   $    667    $     35    $     14     $     64    $    780
    Segregated funds                1,758          81         269            -       2,108

  Revenue premium income
    Guaranteed                        117         148           -           43         308
    Segregated funds                1,344         514         255            -       2,113

  Assets under administration
    Guaranteed                      1,863       1,328          67        2,991       6,249
    Segregated funds                7,863       3,330       4,537           --      15,730
                                 --------    --------    --------     --------    --------
  Total                          $  9,726    $  4,658    $  4,604     $  2,991    $ 21,979
                                 ========    ========    ========     ========    ========

December 31, 1998
  Sales premium
    Guaranteed                   $    576    $     68    $     (5)    $     67    $    706
    Segregated funds                1,969         163         143            -       2,275

  Revenue premium income
    Guaranteed                        155         137           -           46         338
    Segregated funds                1,699         578         144            -       2,421

  Assets under administration
    Guaranteed                      2,471       1,473          74        3,126       7,144
    Segregated funds                6,156       2,858       3,945            -      12,959
                                 --------    --------    --------     --------    --------
  Total                          $  8,627    $  4,331    $  4,019     $  3,126    $ 20,103
                                 ========    ========    ========     ========    ========

atively strong when compared with other large segregated funds carriers and with the mutual fund market in general. Segregated funds assets grew by 21%. Individual segregated fund assets grew by 28% in a year when total mutual fund assets in Canada increased by 18%, based on Investment Funds Institute of Canada
(IFIC) statistics. Group client assets in segregated funds grew by 17%. The Company maintained its hold on the leading market share position in the segregated funds market.

Individual Savings Plan gross sales came in approximately 5% lower in 1999, in a year in which sales in the entire investment fund industry were depressed. The Company's Individual segregated fund retention experience in 1999 was more favourable than 1998, due in large part to a strengthened investment process representatives use in assisting clients with their investment decisions. This experience contributed to 1999 net cashflow of 16% of beginning assets, compared to 5% for the Canadian mutual fund industry.

A decline in the number of large case Group retirement transfers resulted in a decrease in Group savings plan revenue premium in 1999. The introduction of a new product for large groups in November is expected to accelerate growth in this market.

RISK ANALYSIS AND MANAGEMENT - The Company's segregated fund business is fee based, with revenue and profitability based on the market value of segregated funds assets under administration. Fluctuations in segregated funds asset levels will occur as a result of both changes in cash-flow and general financial market conditions. Through the wide range of segregated funds offered by the Company, risk exposure to any particular market is limited. As well, the Company advocates a long-term asset allocation approach for its clients, which reduces the risk to the Company of cashflow changes due to market timing.

A risk facing the industry is the trend toward offering guarantees to clients against losses on segregated funds investments. The Company is working actively within the industry to establish sound reserving and capital standards, and effective regulation for these guarantee products. The Company expects that federal regulations governing the capital requirements for segregated funds guarantees will be issued by the end of 2000. The vast majority of the

--------------------------------------------------------------------------------
Retirement & Investment Services (R&IS) provides long-term savings and investment products for individuals and employer groups. The Division focuses its sales and reinvestment activities on investment funds, which offer the potential for superior investment returns for the customers and satisfactory profit margins for the Company.

The Individual products manufactured for London Life are proprietary to the London Life field force, while the Individual products manufactured by Great-West are sold by Great-West representatives as well as independent brokers.

For Group retirement business, a common product is marketed in the employer market by London Life representatives, Great-West agents, independent brokers and through consultants.

GWL Investment Management Ltd. (GWLIM) and London Life Investment Management Ltd. (LLIM), both wholly-owned subsidiaries, are responsible for client service and marketing to large pension funds. In addition, GWLIM and LLIM manage a number of the Company's pooled and separately managed investment funds.
--------------------------------------------------------------------------------

Company's guarantees are at the level of 75% of policyholder deposits less withdrawals at maturity, rather than the more aggressive 100% in 10 years seen in the industry. An additional premium is required to access a 100% guarantee through an enhanced guarantee rider.

OUTLOOK - IIIP

With the initiatives of 1999, the Company offers a strengthened range of insurance and investment products to meet consumers' financial security needs. In 2000, the Company will focus on marketing these products, and anticipates modest sales growth in what it expects will continue to be a very competitive environment.

The Company sees growth opportunities in two key areas: the wealth accumulation market, and disability insurance market. With the demographic shift to an aging population, consumers' insurance and investments needs are changing. In the wealth accumulation markets, clients are increasingly demanding the kind of services offered by the Company's distribution channels. In particular, the Company's Tax and Estate Planning unit is proving to be an important strength arising from the acquisition of London Life and a strategic advantage in the market.

The shift from mortgage debt repayment to long-term investment thinking which accompanies the maturing of the population will continue to create a significant demand for investment products and advice. The Company expects this to be bolstered by relatively strong markets in 2000, combined with a renewed interest in Canadian investments. For 2000, the Company is planning a number of product and service enhancements for the wealth management market. The Company expects its new group retirement products introduced in the fall to enhance its sales position in this market and its overall market share strength.

There is significant growth potential for disability insurance in Canada. Only 5% of employed Canadians have individual disability insurance coverage, and 50% have group coverage. With a broad, competitive product portfolio and extensive distribution system, Great-West has a strong market position, and anticipates continued growth in sales and premium income in 2000. In 2000, the Company will tap into a new market with the introduction of a critical illness product. This product will complement existing disability insurance products, and round out the Company's product offering for its various distribution channels.

With demutualization, the major competitors in the Individual insurance marketplace are now exposed to similar financial expectations. The Company views this as positive, creating a more price rational market. In this environment, Great-West is well-positioned for growth.

--------------------------------------------------------------------------------
The Company offers more than 40 segregated funds to individual clients, and 20 mutual funds for London Life clients. Clients can choose from up to eight different fund managers. Group sponsors can choose to offer their employees up to 100 investment choices.
--------------------------------------------------------------------------------

MANAGEMENT'S DISCUSSION AND ANALYSIS - CANADIAN OPERATIONS

REINSURANCE AND SPECIALTY GENERAL INSURANCE

Net operating income before income taxes of $96 million is up $14 million in total from 1998 levels. However, after adjusting for sold operations, net operating income increased $9 million in 1999 from the previous year levels. This result includes increased income for London Guarantee and an improvement in Asian operations associated with London Life International.

--------------------------------------------------------------------------------
The Company conducts its reinsurance and specialty general insurance business primarily through London Reinsurance Group, London Guarantee and London Life International, which participate in life, property and casualty, accident and health, annuity coinsurance and specialty general insurance in specific niche markets.
--------------------------------------------------------------------------------

CONSOLIDATED NET OPERATING INCOME BEFORE INCOME TAXES
Years ended December 31 (in $ millions)

                                              1999       1998
                                            --------    --------
INCOME:
  Premium income                            $  2,075    $  2,725
  Net investment income                          379         271
  Fee and other income                             4          20
                                            --------    --------
TOTAL INCOME                                   2,458       3,016
                                            --------    --------

BENEFITS AND EXPENSES:
  Paid or credited to policyholders            2,310       2,844
  Other                                           52          90
                                            --------    --------
NET OPERATING INCOME BEFORE INCOME TAXES    $     96    $     82
                                            ========    ========

LONDON REINSURANCE GROUP (LRG)

Net operating income before income taxes for 1999 is unchanged from 1998. Good growth and profits in 1999 from life, annuity and property and casualty markets were offset by losses in its smaller accident and health reinsurance business. LRG's plans are to run-off under-performing business areas in accident and health, and the Company has terminated its participation in the London, England accident and health brokered markets.

Premium income is down primarily due to the nature of underlying life reinsurance contracts written in 1999. Fewer structured reserve transfer contracts were written, but total margins from this product segment increased from 1998.

Net reduction in capital and surplus from year to year reflects a $75 million dividend payment from LRG to London Life. Net assets increased by approximately $82 million reflecting underlying business growth offset somewhat by a strengthening of the Canadian dollar relative to the U.S. dollar.

RISK ANALYSIS AND MANAGEMENT - LRG continues to manage its own risk through the diversification of its business by client, geographic area and type of risk insured. This stable base of lower risk business, together with a conservative approach to underwriting, investment and financial management allows LRG to deal with a constantly changing business environment.

LRG's capacity to write financial reinsurance business is determined primarily by its ability to issue letters of credit to clients and maintain a strong liquidity position. During 1999, LRG successfully arranged a U.S. $1.25 billion syndicated letter of credit facility.

The consolidation of the reinsurance industry is probably the most significant trend affecting how reinsurance business is conducted. LRG's response to this industry consolidation has been to broaden its life and non-life reinsurance product offerings and strengthen its relationships with core clients.

--------------------------------------------------------------------------------
Great-West has identified reinsurance as a core business. The Company's reinsurance business is conducted through London Reinsurance Group (LRG). LRG is a leading global provider of specialty finite reinsurance and holds a strategic position in a number of niche retrocession and reinsurance markets. LRG reinsures life, property and casualty, accident and health and annuity business primarily in the United States and Europe, through operating companies in the United States, Barbados and Ireland. LRG is a market leader in the U.S. property and casualty finite retrocession market and holds a strong market share in the U.S. life financial reinsurance market.
--------------------------------------------------------------------------------

LONDON REINSURANCE GROUP - DIVISIONAL SUMMARY
December 31 (in $ millions)

                                         1999                   1998
                                 -------------------    -------------------
                                 PREMIUM                PREMIUM
                                 REVENUE     ASSETS     REVENUE     ASSETS
                                 -------    --------    -------    --------
LINE OF BUSINESS
  Life                           $ 1,154    $  2,030    $ 1,943    $  1,848
  Property and casualty              469       1,691        397       1,669
  Accident and health                 88         130         71         100
  Annuity                            312       1,077        235       1,215
  Capital and surplus                  -         698          -         712
                                 -------    --------    -------    --------
                                 $ 2,023    $  5,626    $ 2,646    $  5,544
                                 =======    ========    =======    ========

GEOGRAPHIC
  Barbados                       $ 1,789    $  4,835    $ 2,425    $  4,780
  Other                              234         791        221         764
                                 -------    --------    -------    --------
                                   2,023    $  5,626    $ 2,646    $  5,544
                                 =======    ========    =======    ========

OUTLOOK - LRG

In the coming year, LRG sees opportunities for expansion in the areas of property and casualty, life and annuity businesses. The United States financial life business has been a growth area for the last two years and that trend is expected to continue. LRG is in a unique position to take advantage of this market because its subsidiaries in Dublin and Barbados are dual-licensed, meaning they can write both property/casualty and life reinsurance contracts.

LRG looks forward to ongoing expansion in its core businesses, complemented by growth from acquisitions and the development of new product lines. LRG expects to see improvement in margins in property and casualty and accident and health businesses as these product lines benefit from improved pricing in the marketplace. Focusing on returns on risk-based capital, LRG will not hesitate to rationalize any of its business areas if it cannot earn sufficient returns.

LRG will continue to develop strong business relationships in the insurance industry on a global basis and underwrite both life and non-life reinsurance contracts using a conservative and disciplined approach to underwriting.

LRG will continue to look at acquisitions and new business areas in which the expertise it has developed in its core businesses would be of the greatest value.

MANAGEMENT'S DISCUSSION AND ANALYSIS - CANADIAN OPERATIONS

LONDON GUARANTEE

Within its core businesses, London Guarantee differentiates itself from the competition through the quality of its underwriting and by maintaining strong relationships with its key brokers. This has permitted the Company to achieve levels of growth and underwriting profitability that compare very favourably with the property and casualty industry in general.

Total premium revenue increased to $52 million from $44 million in 1998. Premium revenue from the Company's Surety lines grew by more than 20% in 1999, reflecting its dominant position in the buoyant Ontario and Quebec markets and its recent expansion into the north-eastern United States. While the Company does not expect to achieve this rate of growth in 2000, its status as the second largest Surety underwriter in Canada, and its commitment to remain focused on underwriting quality and key broker relationships will ensure it maintains and builds on its success.

RISK ANALYSIS AND MANAGEMENT - London Guarantee's markets for its corporate risk lines have become increasingly crowded over the last few years because of the margins that were achievable. This consequently placed significant pressure on prices. Regardless, the Company will not deviate from its focus on underwriting and the brokers it deals with, knowing that both are ultimately critical for its continuing success. For 2000, the Company expects premium revenue in these lines to grow by 15% to 20%.

In order to limit its exposure to loss, London Guarantee uses pro rata sharing arrangements to cede approximately 25% of its underwriting risk to well-established North American and European reinsurance companies. In addition, the Company has reinsurance arrangements in place to limit both its share of large individual losses and the aggregated impact of a series of large losses.

LONDON LIFE INTERNATIONAL

London Life commenced its retail insurance operations in Asia in 1993, with the establishment of Shin Fu Life in Taiwan.

Shin Fu is a venture between London Life International and Central Investment Holding Company, a leading Taiwan diversified investment company. Shin Fu distributes a variety of life insurance, endowment products and health insurance riders to the large, growing middle market in Taiwan.

The insurance industry in Taiwan is undergoing a consolidation process. Throughout 1999, London Life International had discussions with its partner to determine what opportunities and strategies may result from this consolidation.

MANAGEMENT'S DISCUSSION AND ANALYSIS - UNITED STATES OPERATIONS

Great-West Lifeco Inc.
FINANCIAL INFORMATION - UNITED STATES SEGMENT
CONSOLIDATED OPERATIONS
(in $ millions)

                                                  1999                                     1998
                                 --------------------------------------   --------------------------------------
                                                PARTICIPATING                            PARTICIPATING               %
   YEARS ENDED DECEMBER 31       SHAREHOLDERS   POLICYHOLDERS    TOTAL    SHAREHOLDERS   POLICYHOLDERS    TOTAL    CHANGE
   -----------------------       ------------   -------------   -------   ------------   -------------   -------   ------
INCOME:
  Premium income (1)               $ 2,360         $   401      $ 2,761     $ 2,405         $   424      $ 2,829     -2%
  Net investment income                957             429        1,386         996             420        1,416     -2%
  Fee and other income                 945              (1)         944         766               -          766     23%
                                   ------------------------------------     ------------------------------------    ---
TOTAL INCOME                         4,262             829        5,091       4,167             844        5,011      2%
                                   ------------------------------------     ------------------------------------    ---

BENEFITS AND EXPENSES:
  Paid or credited to
    policyholders                    2,601             788        3,389       2,793             798        3,591     -6%
  Other                              1,194              27        1,221         966              30          996     23%
                                   ------------------------------------     ------------------------------------    ---
NET OPERATING INCOME BEFORE
 INCOME TAXES                          467              14          481         408              16          424     13
                                   ------------------------------------     ------------------------------------    ---%

Income taxes                           138              (6)         132         136              10          146    -10
                                   ------------------------------------     ------------------------------------    ---%

NET INCOME BEFORE MINORITY
  AND OTHER INTERESTS                  329              20          349         272               6          278     26%
                                   ------------------------------------     ------------------------------------    ---

MINORITY AND OTHER INTERESTS
OF THE GREAT-WEST LIFE
ASSURANCE COMPANY AND
ITS SUBSIDIARIES
  Participating policyholders            -              20           20           -               6            6    233%
  Preferred shareholder
    dividends                            6               -            6           7               -            7    -14%
  Minority shareholders'
   interest                              1               -            1           1               -              1    -
                                   ------------------------------------     ------------------------------------    ---
                                         7              20           27           8               6           14     93%
                                   ------------------------------------     ------------------------------------    ---
NET INCOME BEFORE GOODWILL
 AMORTIZATION                          322               -          322         264               -          264     22%
                                   ------------------------------------     ------------------------------------    ---
Amortization of goodwill                 1               -            1           -               -            -      -
                                   ------------------------------------     ------------------------------------    ---
NET INCOME                         $   321         $     -      $   321     $   264         $     -      $   264     22%
                                   ====================================     ====================================    ===

SUMMARY OF NET INCOME
 Preferred shareholder
  dividends                        $     -         $     -      $     -     $     8         $     -      $     8      -
 Net income - common
  shareholders                         321               -          321         256               -          256     25%
                                   ------------------------------------     ------------------------------------    ---
Net income                         $   321         $     -      $   321     $   264         $     -      $   264     22%
                                   ====================================     ====================================    ===

(1) excludes
  - segregated funds deposits      $ 3,837         $     -      $ 3,837     $ 3,276         $     -      $ 3,276     17%
  - self-funded premium
     equivalents (ASO)             $ 4,425         $     -      $ 4,425     $ 3,866         $     -      $ 3,866     14%

Reference is made to note 14 of the Lifeco financial statements, Segmented Information, for the presentation of United States Operations.

MANAGEMENT'S DISCUSSION AND ANALYSIS - UNITED STATES OPERATIONS

1999 UNITED STATES OPERATING RESULTS

Net income from United States operations of Lifeco for 1999 was $321 million, compared to $264 million for 1998. Net income attributable to common shareholders was $321 million, up from $256 million for 1998.

The positive earnings results were due to a combination of improvement in investment results, increased segregated funds fee income, and favourable morbidity experience.

In terms of reportable segments, increases in net operating income before income taxes was up from 1998 levels for both segments. A discussion of those results follows in the major business unit reports.

NET OPERATING INCOME BEFORE INCOME TAXES-SHAREHOLDERS INCOME ($ millions)

[PIE CHART]

Employee Benefits             $258($222)
Financial Services            $209($186)

                                             1998 figures are shown in brackets.

PREMIUMS AND DEPOSITS

Years ended December 31 (in $ millions)

                           PREMIUMS AND DEPOSITS               SALES
                       ----------------------------  ---------------------------
                         1999      1998    % CHANGE   1999      1998    % CHANGE
                       --------  --------  --------  -------  --------  --------
BUSINESS/PRODUCT
  EMPLOYEE BENEFITS

  Group life and
   health              $  5,927  $  5,008     18%    $   956  $  1,002     -5%
  401(k)                  2,632     2,382     10%        944       874      8%

  FINANCIAL SERVICES
  Savings                 1,321     1,331     -1%        651       724    -10%
  Insurance               1,143     1,250     -9%        651       644      1%
                       -------------------------     ------------------------
                       $ 11,023  $  9,971     11%    $ 3,202  $  3,244     -1%
                       =========================     ========================

SUMMARY BY TYPE
  Guaranteed products  $  2,761  $  2,829     -2%
  ASO contracts           4,425     3,866     14%
  Segregated funds
   deposits
   - individual
      products              618       310     99%
   - group products       3,219     2,966      9%
                       -------------------------
  TOTAL PREMIUMS AND
   DEPOSITS            $ 11,023  $  9,971     11%
                       =========================

PREMIUMS AND DEPOSITS

The 11% increase in premium income and deposits in 1999 was comprised of growth in Employee Benefits premium income of $1.2 billion, offset by a decrease in Financial Services premium income and deposits of $117 million. The growth in premium income in the Employee Benefits segment is primarily due to premium equivalents from ASO contracts. Guaranteed premiums are up due to the growth in premiums of $299 million from the 1998 acquisition of Anthem Health & Life Insurance Company, now renamed Alta Life and Health Insurance Company (Alta). The decrease of $117 million in Financial Services premium income was due to lower premium renewal income from Corporate Owned Life Insurance (COLI).

[PIE CHART]

Guaranteed Products              25%(28%)
ASO Contracts                    40%(39%)
Segregated Funds Deposits:
  Group Products                 29%(30%)
  Individual Products              6%(3%)

1998 figures are shown in brackets.

The decrease in the guaranteed products of 2% reflects that Bank Owned Life Insurance (BOLI) premium fell by $288 million in the guaranteed products, as the Company introduced a variable life product which accounted for $297 million of the segregated funds deposit increase in Individual products. The ASO equivalent premium growth of 14% to $4.4 billion is driven by Alta, which was up $405 million. The segregated funds increase of 9% in Group products is the result of 401(k) business.

--------------------------------------------------------------------------------
ACQUISITIONS

On October 6,1999, GWL&A, a wholly-owned subsidiary of the Company, entered into a purchase and sale agreement with Allmerica Financial Corporation (Allmerica) to acquire Allmerica's Group life and health insurance business on March 1, 2000. This acquisition is anticipated to add 300,000 new medical members and approximately $1.2 billion of equivalent premium income. This business primarily consists of administrative services only and stop loss policies. The in-force business is expected to be underwritten and retained by GWL&A upon each policy renewal date. The purchase price, as defined in the agreement, will be based on a percentage of the amount of premium equivalents in force at March 1, 2000, plus a percentage of the premium equivalents in force at March 1, 2001.

Effective January 1, 2000, GWL&A coinsured General American Life Insurance Company's (General American) Group life and health insurance business, which primarily consists of administrative services only and stop loss policies. This adds approximately 900,000 medical members representing approximately $2.5 billion of premium and premium equivalents. The agreement is expected to convert to an assumption reinsurance agreement by January 1,2001, pending regulatory approval. GWL&A will assume approximately $216 million of policy reserves and miscellaneous liabilities in exchange for an equal amount of cash and other assets from General American.
--------------------------------------------------------------------------------

NET INVESTMENT INCOME

Net investment income for 1999, representing the investment revenue from general funds assets (excludes segregated funds assets) decreased 2% compared to 1998, reflecting market conditions. The bond component of net investment income increased to 68% in 1999, as the Company continues to invest primarily in investment grade bonds.

[PIE CHART]

Bonds                      68%(65%)
Mortgage Loans             10%(12%)
Real Estate                 1% (1%)
Loans to Policyholders     18%(19%)
Other                       3% (3%)

1998 figures are shown in brackets.

FEE INCOME

Fee income is derived from the management of segregated funds assets and the administration of Group health ASO business. The increase in fee income in 1999 is a combination of Alta growth and increases in segregated funds assets of 17%, which continue to reflect the strength of the U.S. equity markets.

[PIE CHART]

ASO Contracts               71%(71%)
Segregated Funds            23%(25%)
Other                        6% (4%)

1998 figures are shown in brackets.

MANAGEMENT'S DISCUSSION AND ANALYSIS - UNITED STATES OPERATIONS

PAID OR CREDITED TO POLICYHOLDERS

This amount is made up of increases in policy reserves, claims, surrenders, annuity and maturity payments, dividend and experience refunds, as well as future claims, dividends and refund provisions.

The guaranteed products paid or credited to policyholders decreased 6% when compared to 1998. The decrease is primarily related to a decrease in actuarial liabilities of $232 million, which reflects a decrease in BOLI guaranteed premium.

Policyholder dividends credited in 1999 were $149 million compared to $153 million in 1998.

OTHER

Included in other benefits and expenses are operating expenses, commission payments, as well as premium and other taxes.

Operating expenses for 1999 are higher than 1998 levels by 24% or $176 million. Expenses are $139 million higher for the Employee Benefits segment, due to the acquisition of Alta and the higher costs of managed care operations. Financial Services operating expenses increased $37 million reflecting the growth of administrative services in FASCorp.

Commissions include sales compensation related to guaranteed products, as well as segregated funds and administrative services only contracts. The increase of 18% is all related to Alta commissions which increased $37 million.

CONSOLIDATED BALANCE SHEET
(in $ millions)

                                                              1999                                        1998
                                            ---------------------------------------    ---------------------------------------
                                                           PARTICIPATING                              PARTICIPATING
DECEMBER 31                                 SHAREHOLDERS   POLICYHOLDERS    TOTAL      SHAREHOLDERS   POLICYHOLDERS    TOTAL
-----------                                 ------------   -------------   --------    ------------   -------------   --------
ASSETS
  Invested assets                             $ 13,345       $  6,424      $ 19,769      $ 14,645        $  6,441     $ 21,086
  Goodwill                                          36              -            36            30               -           30
  Other assets                                     946            228         1,174           840             291        1,131
                                              -------------------------------------      -------------------------------------
TOTAL ASSETS                                  $ 14,327       $  6,652      $ 20,979      $ 15,515        $  6,732     $ 22,247
                                              =====================================      =====================================

Segregated funds assets                                                      17,998                                     15,435
                                                                           --------                                   --------
TOTAL ASSETS UNDER ADMINISTRATION                                          $ 38,977                                   $ 37,682
                                                                           ========                                   ========

LIABILITIES, CAPITAL STOCK AND SURPLUS

  Policy liabilities                          $ 11,386       $  6,280      $ 17,666      $ 12,523        $  6,340     $ 18,863
  Net deferred gains on portfolio
    investments sold                                92              4            96           131               6          137
  Other liabilities                              1,034            160         1,194         1,155             186        1,341
                                              -------------------------------------      -------------------------------------
TOTAL LIABILITIES                               12,512          6,444        18,956        13,809           6,532       20,341

  Minority and other interests                       -            208           208             -             200          200
  Capital stock and surplus                      1,815              -         1,815         1,706               -        1,706
                                              -------------------------------------      -------------------------------------
TOTAL LIABILITIES, CAPITAL STOCK
  AND SURPLUS                                 $ 14,327       $  6,652      $ 20,979      $ 15,515        $  6,732     $ 22,247
                                              =====================================      =====================================

ASSETS

Total assets under administration increased $1.3 billion or 3% in 1999 when compared to the year ended December 31, 1998. Segregated fund assets increased $2.6 billion primarily due to the strength of the equity markets in the United States. The invested assets of the general fund decreased $1.3 billion primarily due to the change in U.S. exchange rates, which resulted in a $1.2 billion reduction.

INVESTED ASSETS - Net investment income remained unchanged at $1.4 billion, compared to 1998. The Company's overall investment portfolio earned a yield of 7.1% in 1999 compared to 7.4% in 1998.

In 1999, funds available for investment and mortgages subject to renewal and rate adjustment totalled $2.0 billion, and were placed as follows:

-    29% in U.S. government and agency bonds,

 -   66% in other bonds,

 -   5% in mortgage renewals.

The Company's new bond investments included not only publicly-traded securities, but also well-structured private placements which typically offer higher yields and better covenant protection than public bonds. The Company anticipates investment grade bonds will remain the largest component of its 2000 investment program.

As of December 31, 1999, approximately 92% of the Company's invested assets were cash, bonds, or policy loans. The overall quality of the bond portfolio, the largest single component of the Company's invested assets, continues to be high, with virtually 100% of the portfolio rated investment grade.

Structured securities increased to 46% of the bond portfolio, while corporate bonds decreased to 54% of the bond portfolio. The structured securities category includes both asset-backed and mortgage-backed securities. The Company's strategy, related to these assets, is to focus on those with low volatility and minimal credit risk.

The aggregate amount of non-performing loans at December 31, 1999 was $35 million or 0.2% of portfolio investments, compared with $25 million or 0.2% at the end of 1998. Total allowances for credit losses were $121 million at year-end 1999, compared to $141 million at the end of 1998, with nearly half of the decrease attributable to the change in United States translation rates.

The U.S. equity portfolio consists primarily of the Denver home office, minimal other real estate, seed money in some of the Company's mutual funds and a small number of private equities. The Company anticipates a limited participation in real estate and the equity markets during 2000, and continues to stress variable funds for those policyholders wanting to invest in equities.

--------------------------------------------------------------------------------
Both general fund and segregated funds assets are managed or administered by the Investment Division of the Company. Within the Company's conservative investment policies, the Investment Division manages portfolios of assets to produce a steady source of income to support the cash flow and liquidity requirements of the Company's insurance and investment products. The Company invests the majority of its general funds in medium-term and long-term fixed-income securities, primarily bonds and mortgages, which reflect the nature of the liabilities being matched.

The Investment Division reviews its investment strategy on an ongoing basis in light of liability requirements and current economic and market conditions. The Company's investment policies limit concentrations of risk within its investment and lending portfolios, which are well-diversified by asset class, industry sector, location and size of borrowers.
--------------------------------------------------------------------------------

ASSET DISTRIBUTION
December 31 (in $ millions)

                                          1999         1998
                                       ---------    ---------
Government bonds                       $   2,870    $   3,032
Corporate bonds                           10,927       11,238
Mortgages                                  1,407        1,728
Stocks and real estate                       228          195
                                       ---------    ---------
Sub-total portfolio investments           15,432       16,193
Cash & certificates of deposit               442          493
Policy loans                               3,895        4,400
                                       ---------    ---------
Total invested assets                  $  19,769    $  21,086
                                       =========    =========

[PIE CHART]

Corporate Bonds                    55% (53%)
Policy Loans                       20% (21%)
Mortgages                           7%  (8%)
Government Bonds                   15% (15%)
Cash & Certificates of Deposit      2%  (2%)
Stocks and Real Estate              1%  (1%)

1998 figures are shown in brackets.

MANAGEMENT'S DISCUSSION AND ANALYSIS - UNITED STATES OPERATIONS

BOND PORTFOLIO QUALITY
(excludes $324 million short-term investments, $451 million in 1998) December 31 (in $ millions)

                                1999         1998
                             ---------    ---------
Estimated Rating
AAA                          $   6,617    $   6,296
AA                               1,238        1,356
A                                2,613        3,267
BBB                              2,981        2,852
BB or lower                         24           48
                             ---------    ---------
Total                        $  13,473    $  13,819
                             =========    =========

[PIE CHART]

AAA             49% (45%)
A               20% (24%)
BB or lower      0%  (0%)
BBB             22% (21%)
AA               9% (10%)

1998 figures are shown in brackets.

LIQUIDITY

The liquidity needs of the United States operations of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 88% of policy liabilities are non-cashable prior to maturity, subject to market value adjustments or withdrawal penalties.

At December 31, 1999, United States operations had repurchase agreements with third-party broker-dealers of $116 million, compared with $374 million at December 31, 1998, and no outstanding commercial paper at December 31, 1999, compared with a program of $61 million at December 31, 1998.

Additional liquidity is available through established lines of credit and through the demonstrated ability of the Company to access the capital markets.

LIQUID ASSETS - UNITED STATES OPERATIONS
December 31 (in $ millions)

                                              1999                       1998
------------------------------------------------------------    -----------------------
                                     BALANCE SHEET    MARKET    BALANCE SHEET    MARKET
                                         VALUE        VALUE         VALUE        VALUE
                                     -----------------------    -----------------------
Cash & short-term investments           $   442      $   442       $   493      $   493
Highly marketable securities
  - Government bonds                      2,870        2,784         3,032        3,127
  - Corporate bonds                       5,485        5,313         5,339        5,440
  - Common/Preferred shares                  66           79            70           82
                                     -----------------------    -----------------------
Total                                   $ 8,863      $ 8,618       $ 8,934      $ 9,142
                                     =======================    =======================

LIABILITY CHARACTERISTICS - UNITED STATES OPERATIONS
December 31 (in $ millions)

                                                         1999                      1998
---------------------------------------------------------------                  ---------
                                                        BOOK       LIQUIDITY        BOOK
                                                        VALUE        NEED          VALUE
                                                      ---------    ---------     ---------
Policies non-cashable prior to maturity               $   5,417    VERY LOW      $   6,061
Policies subject to market value adjustment               6,122      LOW             6,749
Policies with surcharges                                  3,811    MODERATE          3,815
Policies with no surcharges                               2,142    MODERATE          2,048
                                                      ---------                  ---------
Total                                                 $  17,492                  $  18,673
                                                      =========                  =========

SEGREGATED FUNDS

 The Company continues to offer a broad selection of mutual and segregated funds. During 1999, such funds administered by the Company grew to $18.0 billion, compared with $15.4 billion at year-end 1998. Included in the December 31, 1999 balance is $9.3 billion of assets in Maxim and Orchard Funds, with 31 different portfolio offerings.

The Maxim and Orchard (internally-managed mutual funds) portfolios are composed of two money market funds, seven managed fixed income funds, nine indexed equity funds, and 13 managed equity funds. The goal of the index funds is to provide returns which approximate the returns of the comparable indexes. The remaining funds are targeted to meet or beat the returns of predetermined comparable indexes or other targets.

SEGREGATED FUNDS ASSETS
December 31 (in $ millions)

                         1999        1998        1997        1996        1995
                       ---------   ---------   ---------   ---------   ---------
Maxim & Orchard Funds
 Equity funds          $   7,022   $   6,608   $   4,702   $   2,759   $   1,764
 Fixed-income funds        1,277       1,206         920         691         578
 Money market fund         1,044         953         652         543         377
                       ---------   ---------   ---------   ---------   ---------
 Total                 $   9,343   $   8,767   $   6,274   $   3,993   $   2,719

Other internally-
 managed funds             1,247         900         693         583         491
Externally-managed
 funds                     7,408       5,768       4,232       2,867       2,100
                       ---------   ---------   ---------   ---------   ---------
                       $  17,998   $  15,435   $  11,199   $   7,443   $   5,310
                       =========   =========   =========   =========   =========
Year over year growth         17%         38%         50%         40%          -

SEGREGATED FUNDS ASSETS
($ billions)

[BAR CHART]
11.199    (1997)
15.435    (1998)
17.998    (1999)

OUTLOOK - INVESTMENT

The U.S. economy delivered 4% growth in 1999 GDP, marking its third year of growth in excess of 4%. The last comparable period of growth occurred from 1976 to 1978. The economy's strength, increasing signs of inflation and the easing of the Asian economic crisis prompted the Federal Reserve Board to increase the Federal Funds Rate by a quarter point three times during the year. Continued strong GDP growth is anticipated in 2000. This may lead to further interest rate increases.

The Company's investment portfolio is well-positioned if interest rates rise. The portfolio is characterized by quality, stability, diversification, and limited interest rate sensitivity. Asset acquisitions in 2000 will be investment grade bonds appropriate for prevailing interest rates and the liabilities presented. During 2000, the Company intends to continue its proactive portfolio management policies in order to ensure the quality and performance of its investments.

MANAGEMENT'S DISCUSSION AND ANALYSIS - UNITED STATES OPERATIONS

BUSINESS SEGMENTS - UNITED STATES

EMPLOYEE BENEFITS

--------------------------------------------------------------------------------
Employee Benefits provides a full range of employee benefit products to more than 12,800 employers across the United States. GWL&A offers employers the advantage of a total benefits solution - an integrated package of Group life and disability insurance, managed care programs,401(k) savings plans and flexible spending accounts. Through integrated pricing, administration, funding, and service, Employee Benefits helps employers provide cost-effective benefits that will attract and retain quality employees, and at the same time, helps employees reach their personal goals by offering benefit alternatives, along with information needed to make appropriate choices. Employee Benefits distributes its products and services through GWL&A, New England Financial, and Alta.
--------------------------------------------------------------------------------

CONSOLIDATED NET OPERATING INCOME BEFORE INCOME TAXES
Years ended December 31 (in $ millions)

                                                   1999        1998
---------------------------------------------------------    --------
INCOME:
  Premium income                                 $  1,542    $  1,198
  Net investment income                               144         140
  Fee and other income                                815         660
                                                 --------    --------
TOTAL INCOME                                        2,501       1,998
                                                 --------    --------

BENEFITS AND EXPENSES:
  Paid or credited to policyholders                 1,247         967
  Other                                               996         809
                                                 --------    --------
NET OPERATING INCOME BEFORE INCOME TAXES         $    258    $    222
                                                 ========    ========

Net operating income before income taxes for Employee Benefits increased 16% in 1999, reflecting increased fee income from the variable 401(k) assets and improved Group morbidity experience which more than offset unfavorable mortality experience and the increased level of operating expenses.

A major contributor to the improved life and health operating results was the $17 million earnings improvement at Alta. These results reflect an aggressive repricing effort on the self-funded and insured business, and a focus on the conversion of fully insured cases to higher margined self-funded products. Alta has commenced the process of exiting the insured employer health market that is subject to small group reform regulation. This block of business typically has employers with less than 10 employees, and is not consistent with management's self-funding strategy. Larger employers in this segment will be offered a conversion to a self-funding product.

401(k) premiums and deposits increased 10% from 1998 as a result of higher recurring deposits from existing customers and sales in 1999.

EMPLOYEE BENEFITS - DIVISIONAL SUMMARY
Years ended December 31 (in $ millions)

                              PREMIUMS AND DEPOSITS             SALES
---------------------------------------------------- ---------------------------
                            1999      1998 % CHANGE    1999      1998  %  CHANGE
                         --------------------------- ---------------------------
BUSINESS/PRODUCT
  Group life and
   health - guaranteed   $  1,502  $  1,142   32 %   $     13  $     15    -13 %
          - ASO             4,425     3,866   14 %        943       987     -4 %
  Group life and health
   fee income                 675       545   24 %          -         -      -
  401(k)                    2,632     2,382   10 %        944       874      8 %
  401(k) fee income           140       115   22 %          -         -      -
                         ------------------------     -------------------------
  Total                  $  9,374  $  8,050   16 %   $  1,900  $  1,876      1 %
                         ========================     =========================

GROUP LIFE AND HEALTH

The 1999 equivalent premium income for Group life and health was $5.9 billion, an increase of 18% from 1998. The Company experienced net case growth of 468 cases, which is primarily the result of a new simplified self-funded product introduced in the second half of the year. Over 80% of new case sales are selecting the new simplified self-funded product, which is a favorable reflection of market acceptance. This product delivers a lower cost to the customer and encourages persistency of customers with favorable loss ratios. The Company did experience an increased number of customer terminations compared to 1998 as a result of pricing actions designed to improve profitability and offset higher than expected medical trends.

The Company made two acquisitions in 1999, which will increase medical membership and have an impact on operations in 2000. On October 6, 1999 GWL&A acquired the Group life and health business of Allmerica. Effective March 2000, GWL&A will assume the in-force Allmerica business and then convert each case as it renews to GWL&A administration. It is estimated that this will result in an additional 300,000 medical members and $1.2 billion of equivalent premium income. In addition, the Company acquired the Allmerica life and health sales organization, which will expand its sales distribution capacity and increase market penetration in cities where GWL&A does not have a sales office.

Effective January 1, 2000, the Company acquired the Group life and health business of General American. GWL&A will coinsure all the risks associated with the General American block of business in 2000. Effective January 2001, GWL&A will assume the General American business through an assumption reinsurance transaction. This acquisition will add approximately 900,000 medical members and $2.5 billion of equivalent premium income. The Company believes expense economies will begin to be recognized in the operations and administration of this unit in 2001.

401(K)

The total number of net 401(k) case sales decreased from 372 in 1998 to 326 in 1999. Third-party administration business generated through the Company's marketing and administration arrangement with The New England, decreased 27.3% to 93 in 1999 from 128 a year ago. The total 401(k) block of business under administration totals 6,447 employer groups and more than 500,000 individual participants, compared to 6,121 employer groups and more than 475,000 individual participants in 1998.

During 1999, the in-force block of 401(k) business had modestly higher terminations, which resulted in persistency of 92.9%, compared to 93.0% in 1998. Total assets under management increased from $10.3 billion to $12.0 billion. The increase in assets is primarily attributed to strong market earnings, and a net increase in the number of in-force clients.

Participants can elect to contribute funds to either GWL&A's internally managed funds or externally managed funds from recognized mutual fund companies such as AIM, Fidelity, Putnam, and American Century. The Company continues to review investment opportunities for participants, and has recently entered into agreements with Janus, INVESCO and Dreyfus. The Company also introduced new 401(k) products in 1999, which permit the customer to elect between a product with and without variable asset charges and allow participants to access a self-directed brokerage account.

Currently 401(k) products are distributed through the Company's internal sales force, as well as through a marketing agreement with New England Financial. In 2000, 401(k) products will be distributed through the former Allmerica sales representatives and the Alta sales force.

RISK ANALYSIS AND MANAGEMENT - There are risk factors associated with both the Group life and health and 401(k) lines of business.

Health care risks include medical cost inflation, which may exceed annual pricing adjustments to policyholders. In addition, changes in utilization may impact health care costs. These utilization trends can be attributable to adjustments in the health care delivery system, such as the development of new practice standards or breakthrough treatments.

The Company manages some of these risks through product design. One example is the extensive use of self-funded health care plans. In addition, the Company's new simplified funding product, introduced in 1999, encourages persistency of customers. The Company manages utilization through ONE Corp., which is responsible for negotiating provider contracts. The Company is investing in enhanced managed care programs and service, and continues to emphasize quality assurance programs.

The Company has managed the impact of the variability of 401(k) fee revenue caused by market fluctuations through utilization of a financial hedge. In addition, the Company protects itself from risks associated with early surrenders through contract fees and termination charges.

OUTLOOK - EMPLOYEE BENEFITS

The Alta, General American, and Allmerica acquisitions help to provide GWL&A with critical mass to compete in the consolidating health care insurance business. Through a combination of internal growth and new business acquisitions, the Company will grow from 2.1 million members to 3.4 million members by the end of the first quarter of 2001. The Company's life and health and 401(k) sales are projected to

MANAGEMENT'S DISCUSSION AND ANALYSIS - UNITED STATES OPERATIONS

double from 1999 results. In order to remain competitive, a focused effort on provider contracting is essential to ensure competitive morbidity results. A continuing focus on expense levels and synergies will ensure competitive administrative expenses. The successful consolidation of the benefit payment offices will remain an important operational issue from both a cost and quality perspective.

The Company will continue the expansion of its One Health Plan managed care subsidiaries. In 2000, it is anticipated that three new licensed HMOs, in Kansas, Missouri and Pennsylvania will be approved. This will bring the total number of licensed One Health Plan HMOs to 18, and will provide current customers with a comprehensive national managed care network.

Delivering cost-effective, value-added services via the internet will continue to be a main focus for the Company. The Company has already introduced online enrollment capability for 401(k) participants, and later in 2000 it will introduce this same type of functionality for life and health members. In addition, the Company has signed an agreement with an online Investment Advisor to provide 401(k) participants with personal investment advice via the internet. This action, combined with a very competitive product portfolio should result in an increase in new case sales.

FINANCIAL SERVICES
CONSOLIDATED NET OPERATING INCOME BEFORE INCOME TAXES
Years ended December 31 (in $ millions)

                                                             1999                                       1998
----------------------------------------------------------------------------------    -----------------------------------------
                                                           PARTICIPATING                             PARTICIPATING
                                           SHAREHOLDERS    POLICYHOLDERS     TOTAL    SHAREHOLDERS   POLICYHOLDERS      TOTAL
                                           ---------------------------------------    -----------------------------------------
INCOME:
  Premium income                           $        818    $    401        $  1,219    $      1,207   $    424         $  1,631
  Net investment income                             813         429           1,242             856        420            1,276
  Fee and other income                              130          (1)            129             106          -              106
                                           ----------------------------------------    ----------------------------------------
TOTAL INCOME                                      1,761         829           2,590           2,169        844            3,013
                                           ----------------------------------------    ----------------------------------------

BENEFITS AND EXPENSES:
  Paid or credited to policyholders               1,354         788           2,142           1,826        798            2,624
  Other                                             198          27             225             157         30              187
                                           ----------------------------------------    ----------------------------------------
NET OPERATING INCOME BEFORE
 INCOME TAXES                              $        209    $     14        $    223    $        186   $     16    $         202
                                           ========================================    ========================================

Total net operating income before income taxes for Financial Services increased 10% in 1999. Shareholder net operating income before income taxes increased 12%, reflecting higher earnings from an increase in investment margins, additional fee income from new third-party administration cases and growth from strong equity markets, and improved mortality.

Sales and premium income results are discussed below by major business unit. Overall sales were down 5% over 1998 levels, as single premiums in 1999 were lower than 1998 by $92 million.

A regulated percentage of returns in the participating account is credited to the shareholders' account. In 1999 the amount credited was $6.8 million.

--------------------------------------------------------------------------------
The Financial Services Division develops, administers, and sells retirement savings and life insurance products and services for individuals and employees of state and local governments, hospitals and non-profit organizations, and public school districts.

Financial Services primarily uses BenefitsCorp, a wholly-owned subsidiary, to distribute pension products and to provide communication and enrollment services to employers in the public/non-profit market. Pension products are also distributed through independent marketing agencies.

The Company distributes term universal and joint survivor life insurance, as well as individual fixed and variable qualified and non-qualified deferred annuities, through Charles Schwab and Co., Inc. Individual life products are also sold through large banks and other financial institutions. Bank Owned Life Insurance products are marketed through a broker, Clark/Bardes, Inc.
--------------------------------------------------------------------------------

FINANCIAL SERVICES - DIVISIONAL SUMMARY
Years ended December 31 (in $ millions)

                                               PREMIUMS AND DEPOSITS                             SALES
-----------------------------------------------------------------------------    --------------------------------------
                                         1999           1998         % CHANGE       1999          1998         % CHANGE
                                      ---------------------------------------    --------------------------------------
BUSINESS/PRODUCT
  Savings                             $     1,321     $   1,331         -1 %     $       651    $     724        -10 %
  Savings fee income                          123           105         17 %               -            -          -
  Insurance                                 1,143         1,250         -9 %             651          644          1 %
  Insurance fee income                          6             1        500 %               -            -          -
                                      ------------------------------------       -----------------------------------
  TOTAL                               $     2,593     $   2,687         -3 %     $     1,302    $   1,368         -5 %
                                      ====================================       -----------------------------------

SAVINGS

Premiums and deposits totaled $1.3 billion, which was slightly less than 1998. Premiums decreased from $381 million in 1998 to $374 million in 1999. Deposits to separate accounts decreased from $950 million in 1998 to $947 million in 1999.

Fee income increased $23 million or 22% in 1999 to $129 million. The growth in fee income was the result of new sales, increased fees on variable funds related to growth in equity markets, and the increase in revenue from FASCorp, an administrative services company.

The Financial Services core savings business is the public/non-profit (P/NP) pension market. The assets of the P/NP business, including separate accounts but excluding guaranteed investment contracts (GICs), decreased 3.5% during 1999 to $11.4 billion. The decrease was primarily due to one major case moving to an independent money manager. The Company did maintain the administrative services contract and fee income associated with this client.

Financial Services again experienced a very high retention rate on P/NP contract renewals, renewing 100% of contracts that were eligible for renewal during the year. Part of this customer loyalty comes from initiatives to provide high-quality service while controlling expenses.

The Company continued to limit sales of GICs and to allow this block of business to contract in response to the highly competitive GIC market.

Customer demand for investment diversification continued to be strong during 1999. New contributions to variable business represented 64% of the total 1999 premiums versus 63% a year ago. The Company continues to expand the investment products available through its subsidiary mutual fund company, Maxim Series Fund, Inc., and partnership arrangements with external fund managers. Externally-managed funds offered to participants in 1999 included American Century, Ariel, Fidelity, Founders, INVESCO, Janus, Loomis Sayles, Templeton, T. Rowe Price and Vista.

Customer participation in fixed investment rate segregated funds increased, as many customers prefer the security of fixed income securities and segregated funds assets. Assets under management for guaranteed segregated funds were $944 million in 1999, compared to $860 million in 1998.

FASCorp administered records for approximately 1.6 million participants in 1999, compared to 1.3 million in 1998.

This continuing shift from fixed products to variable products and the growth in fee based recordkeeping is reflected in the financial statements where the gross margins remained strong, increasing from $246 million in 1998 to $264 million in 1999.

The Company continues to develop the relationship with Charles Schwab, Inc. In 1999, Charles Schwab sold $320 million of annuities compared to $310 million in 1998.

RISK ANALYSIS AND MANAGEMENT - Fixed margins are protected through the use of specific guaranteed certificates and proper matching of assets and liabilities. Emphasis is placed on retention of major cases and the corresponding maturity of certificates of the case. As the business shifts to third-party administration fees and expense risk, the Company hedges market fluctuations of the associated variable fees. Expense management programs are constantly monitored to control unit costs in this growing business segment.

LIFE INSURANCE

Individual life insurance revenue premiums and deposits of $1.1 billion in 1999 decreased 8.6% from 1998 due to a reduction in non-participating COLI premiums. However, the Company experienced strong BOLI sales in 1999 of $648 million. The insurance lines are experiencing the same trend that the savings business has seen over the last few years, as $297 million of BOLI premiums were recorded as segregated funds deposits.

In 1996, the U.S. Congress enacted legislation to phase out the tax deductibility of interest on policy loans on COLI products. As a result of these legislative changes, the

Company has shifted its emphasis from COLI to new sales in the BOLI market. The Company continues working closely with existing COLI customers to determine the options available to them and is confident that the effect of the legislative changes will not be material to the Company's operations.

The Company continues to develop the marketing of life policies through institutional customers, such as Charles Schwab, Inc., and certain large banks. In 1999, Charles Schwab sold 3,700 life insurance policies, compared to 102 insurance policies in 1998. Institutional bank sales of life policies in 1999 totalled 5,100 policies. There were no significant sales of bank policies in 1998.

RISK ANALYSIS AND MANAGEMENT - The traditional lines of insurance are no longer actively marketed. Various programs have been introduced emphasizing the retention of the business. New sales in the institutional markets are protected against anti-selection by reinsuring 50% of the risk.

In the large case BOLI business, the risk associated with surrenders is protected by the income tax consequences of surrendering the policy and through contract provisions which restrict funds available for withdrawal. The asset default risk is being mitigated by the trend of moving more of the new business to segregated funds.

OUTLOOK - FINANCIAL SERVICES

During 2000, the Company expects to continue its growth of third party administration business through FASCorp. The savings business will continue to improve customer service and, at the same time, lower unit costs through the use of Internet services.

The Company will continue to emphasize the development of the institutional life insurance and annuity markets.

Internet sales and service is also expected to play a significant role in the life insurance business lines. Increased emphasis was placed on improving Internet functionality during 1999, and it will continue to be a focus in the coming year in the bank and institutional markets.

Strong sales are expected in the BOLI markets as customers are more comfortable with the use of segregated funds for their investments.

CONSOLIDATED
     FINANCIAL STATEMENTS

     TABLE OF CONTENTS

     58   Management's Responsibility

     59   Summary of Consolidated Operations

     60   Consolidated Balance Sheet

     62   Consolidated Statement of Surplus

     63   Consolidated Statement of Cash Flows

     64   Notes to Consolidated Financial Statements

     87   Auditors' Report

MANAGEMENT'S RESPONSIBILITY

The consolidated financial statements are the responsibility of management and are prepared in accordance with generally accepted accounting principles. The financial information contained elsewhere in the annual report is consistent with that in the consolidated financial statements. The financial statements necessarily include amounts that are based on management's best estimate due to dependency on subsequent events. These estimates are based on careful judgements and have been properly reflected in the financial statements. In the opinion of management, the accounting practices utilized are appropriate in the circumstances and the financial statements fairly reflect the financial position and results of operations of the Company within reasonable limits of materiality.

In carrying out its responsibilities, management maintains appropriate systems of internal and administrative controls designed to provide reasonable assurance that the financial information produced is relevant and reliable.

The consolidated financial statements were approved by the Board of Directors, which has overall responsibility for their contents. The Board of Directors is assisted with this responsibility by its Audit Committee, which consists entirely of Directors not involved in the daily operations of the Company. The function of the Audit Committee is to:

- Review the quarterly and annual financial statements and recommend them for approval to the Board of Directors.

-    Review the systems of internal control and security.

- Recommend the appointment of the external auditors and their fee arrangements to the Board of Directors.

-    Review other audit, accounting, financial and security matters as required.

In carrying out the above responsibilities, this Committee meets regularly with management, and with both the Company's external and internal auditors to approve the scope and timing of their respective audits, to review their findings and to satisfy itself that their responsibilities have been properly discharged. The Committee is readily accessible to the external and internal auditors.

 The Board of Directors of The Great-West Life Assurance Company, pursuant to
Section 165(2)(i) of the Insurance Companies Act (Canada), appoints the Actuary who is:

- Responsible for ensuring that the assumptions and methods used in the valuation of policy liabilities are in accordance with accepted actuarial practice, applicable legislation and associated regulations or directives.

- Required to provide an opinion regarding the appropriateness of the policy liabilities at the balance sheet date to meet all policyholder obligations of the Company. Examination of supporting data for accuracy and completeness, and analysis of Company assets for their ability to support the amount of policy liabilities, are important elements of the work required to form this opinion.

- Required each year to analyze the financial condition of the Company and prepare a report for the Board of Directors. The analysis tests the capital adequacy of the Company until December 31, 2003 under adverse economic and business conditions.

Deloitte & Touche LLP Chartered Accountants, as the Company's appointed external auditors, have audited the consolidated financial statements. The Auditors' Report to the Shareholders is presented following the financial statements. Their opinion is based upon an examination conducted in accordance with generally accepted auditing standards, performing such tests and other procedures as they consider necessary in order to obtain reasonable assurance that the consolidated financial statements are free of material misstatement and present fairly the financial position and results of operations of the Company in accordance with generally accepted accounting principles.

/s/ O. T. DACKOW                         /s/ W. W. LOVATT                        /s/ MITCHELL T.G. GRAYE
-------------------------------------    ------------------------------          -------------------------------------
OREST T. DACKOW                          WILLIAM W. LOVATT                       MITCHELL T.G. GRAYE
President and Chief Executive Officer    Vice-President Finance, Canada          Vice-President Finance, United States

February 2, 2000

SUMMARY OF CONSOLIDATED OPERATIONS
For the years ended December 31
(in millions of dollars except earnings per common share)

                                                                                            1999           1998
-----------------------------------------------------------------------------------------------------------------
INCOME
  Premium income ...................................................................     $    8,526    $    9,237
  Net investment income ............................................................          3,580         3,516
  Fee and other income .............................................................          1,222         1,003
                                                                                         ------------------------
                                                                                             13,328        13,756

BENEFITS AND EXPENSES
  Paid or credited to policyholders and beneficiaries including
    policyholder dividends and experience refunds ..................................          9,936        10,680
  Commissions ......................................................................            601           538
  Operating expenses ...............................................................          1,550         1,445
  Premium taxes ....................................................................            123            93
                                                                                         ------------------------
NET OPERATING INCOME BEFORE INCOME TAXES ...........................................          1,118         1,000

  Income taxes - current ...........................................................            378           216
               - future ............................................................            (12)          145
                                                                                         ------------------------
NET INCOME BEFORE MINORITY AND OTHER INTERESTS .....................................            752           639
                                                                                         ------------------------
MINORITY AND OTHER INTERESTS OF THE GREAT-WEST LIFE
  ASSURANCE COMPANY AND ITS SUBSIDIARIES

   Participating policyholders .....................................................             83            66
   Preferred shareholder dividends .................................................             34            35
   Minority shareholders' interest .................................................              6             7
                                                                                         ------------------------
                                                                                                123           108
                                                                                         ------------------------
NET INCOME BEFORE AMORTIZATION OF GOODWILL .........................................            629           531
                                                                                         ------------------------
Amortization of goodwill ...........................................................             60            58
                                                                                         ------------------------
NET INCOME .........................................................................     $      569       $   473
                                                                                         ========================
EARNINGS PER COMMON SHARE ..........................................................     $     1.43       $  1.17
                                                                                         ========================
-----------------------------------------------------------------------------------------------------------------
SUMMARY OF NET INCOME

  PREFERRED SHAREHOLDER DIVIDENDS ..................................................     $       33       $    36

  NET INCOME - COMMON SHAREHOLDERS .................................................     $      536       $   437
                                                                                         ------------------------
  NET INCOME .......................................................................     $      569       $   473
                                                                                         ========================

CONSOLIDATED BALANCE SHEET
December 31
(in millions of dollars)

                                                                                                1999           1998
---------------------------------------------------------------------------------------------------------------------
ASSETS

Bonds (note 2) ..........................................................................     $ 30,397       $ 30,714

Mortgage loans (note 2) .................................................................        8,942          9,977

Stocks (note 2) .........................................................................          809            792

Real estate (note 2) ....................................................................        1,106          1,072

Loans to policyholders ..................................................................        5,162          5,604

Cash and certificates of deposit ........................................................          732            759

Funds withheld by ceding insurers .......................................................        2,426          2,174

Premiums in course of collection ........................................................          496            378

Interest due and accrued ................................................................          553            678

Future income taxes (note 11 ) ..........................................................          159            210

Goodwill ................................................................................        1,694          1,689

Other assets ............................................................................          780            678
                                                                                              -----------------------

TOTAL ASSETS ............................................................................     $ 53,256       $ 54,725
                                                                                              =======================

Approved by the Board

/s/ J. W. Burns                                   /s/ O. T. Dackow
-----------------------------                     -----------------------------
    J. W. Burns                                       O. T. Dackow
    Director                                          Director

                                                                                                1999         1998
------------------------------------------------------------------------------------------------------------------
LIABILITIES

Policy liabilities

  Actuarial liabilities (note 4) .........................................................     $40,036     $41,128

  Provision for claims ...................................................................         735         800

  Provision for policyholders' dividends .................................................         328         329

  Provision for experience rating refunds ................................................         421         506

  Policyholders' funds ...................................................................       1,913       1,927
                                                                                               -------------------
                                                                                                43,433      44,690

Commercial paper and other loans (note 5) ................................................         690         601

Current income taxes .....................................................................         317         145

Other liabilities ........................................................................       1,593       1,862

Repurchase agreements ....................................................................         116         374

Net deferred gains on portfolio investments sold (note 2) ................................       1,189       1,422
                                                                                               -------------------
                                                                                                47,338      49,094

Minority and other interests (note 6) ....................................................       2,129       2,083

CAPITAL STOCK AND SURPLUS

  Capital stock (note 7) .................................................................       2,091       2,039

  Surplus ................................................................................       1,553       1,250

  Provision for unrealized gain on translation of net investment

    in foreign operations ................................................................         145         259
                                                                                               -------------------
                                                                                                 3,789       3,548
                                                                                               -------------------
LIABILITIES, CAPITAL STOCK AND SURPLUS ...................................................     $53,256     $54,725
                                                                                               ===================

CONSOLIDATED STATEMENT OF SURPLUS

For the years ended December 31
(in millions of dollars )

                                                                                               1999             1998
----------------------------------------------------------------------------------------------------------------------
BALANCE, BEGINNING OF YEAR ..............................................................     $ 1,250          $   984

Net income ..............................................................................         569              473

Share consolidation in subsidiary (note 6) ..............................................         (13)               -

Share issue expenses ....................................................................          (4)               -

Common share cancellation excess ........................................................         (18)              (7)

Dividends to shareholders

  Preferred shareholders ................................................................         (33)             (36)

  Common shareholders ...................................................................        (198)            (164)
                                                                                              -------          -------

BALANCE, END OF YEAR ....................................................................     $ 1,553          $ 1,250
                                                                                              =======          =======

CONSOLIDATED STATEMENT OF CASH FLOWS
For the years ended December 31
(in millions of dollars )

                                                                                                 1999           1998
-----------------------------------------------------------------------------------------------------------------------
OPERATIONS
  Net income
  Adjustments for non-cash items:
    Change in policy liabilities .........................................................    $      569     $      473
    Change in funds withheld by ceding insurers ..........................................
    Change in current income taxes payable ...............................................          (192)         1,581
    Future income tax expense ............................................................          (252)        (1,235)
    Amortization of goodwill .............................................................           168           (107)
    Other                                                                                            (12)           145
                                                                                                      60             58

  Cash flows from operations .............................................................          (368)           (38)
                                                                                              -------------------------

                                                                                                     (27)           877

FINANCING ACTIVITIES
  Issue of common shares .................................................................             5              1
  Issue of preferred shares ..............................................................           200              -
  Redemption of preferred shares .........................................................          (200)             -
  Purchased and cancelled common shares ..................................................           (21)            (8)
  Issue of subordinated capital income securities ........................................           252              -
  Repayment of commercial paper and other loans ..........................................          (163)          (210)
  Share issue expenses ...................................................................            (4)             -
  Share consolidation ....................................................................           (18)             -
  Dividends paid                                                                                    (231)          (200)
                                                                                              -------------------------
                                                                                                    (180)          (417)

INVESTMENT ACTIVITIES
  Bond sales and maturities ..............................................................        20,932         32,260
  Mortgage loan repayments ...............................................................         2,252          2,544
  Stock sales                                                                                        147            349
  Real estate sales                                                                                   30            138
  Change in loans to policyholders .......................................................           201           (167)
  Change in repurchase agreements ........................................................          (243)          (369)
  Investment in subsidiaries .............................................................           (39)          (123)
  Investment in bonds ....................................................................       (21,619)       (33,491)
  Investment in mortgage loans ...........................................................        (1,312)        (1,332)
  Investment in stocks ...................................................................           (92)          (329)
  Investment in real estate ..............................................................           (77)           (81)
                                                                                              -------------------------
                                                                                                     180           (601)

DECREASE IN CASH AND CERTIFICATES OF DEPOSIT .............................................           (27)          (141)

CASH AND CERTIFICATES OF DEPOSIT, BEGINNING OF YEAR ......................................           759            900

                                                                                              -------------------------
CASH AND CERTIFICATES OF DEPOSIT, END OF YEAR ............................................    $      732     $      759
                                                                                              =========================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Amounts in millions of dollars unless otherwise noted)

1.   BASIS OF PRESENTATION AND SUMMARY OF ACCOUNTING POLICIES

     The consolidated financial statements of Great-West Lifeco Inc. (Lifeco) have been prepared in accordance with generally accepted accounting principles and include the accounts of its subsidiary company, The Great-West Life Assurance Company (Great-West) and its subsidiary companies. The significant accounting policies are as follows:

     (a) PORTFOLIO INVESTMENTS

          Investments in bonds and mortgage loans (debt securities) are carried at amortized cost net of any allowance for credit losses. The difference between the proceeds on the sale of a debt security and its amortized cost is considered to be an adjustment of future portfolio yield. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized over the period to maturity of the security sold.

          Investments in stocks (equity securities) are carried at cost plus a moving average market value adjustment of $13 million ($7 million in 1998). The carrying value is adjusted towards market value at a rate of 15% per annum. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to income at 15% per annum on a declining balance basis. Market values for public stocks are generally determined by the closing sale price of the security on the exchange where it is principally traded. Market values for stocks for which there is no active market are determined by management.

          Investments in real estate are carried at cost net of write-downs and allowances for loss, plus a moving average market value adjustment of $39 million ($28 million in 1998). The carrying value is adjusted towards market value at a rate of 10% per annum. Net realized gains and losses are included in Net Deferred Gains on Portfolio Investments Sold and are deferred and amortized to income at 10% per annum on a declining balance basis. Market values for all properties are determined annually by management based on a combination of the most recent independent appraisal and current market data available. Appraisals of all properties are conducted at least once every three years by independent qualified appraisers.

     (b)  DERIVATIVE FINANCIAL INSTRUMENTS

          Great-West uses derivative products as risk management instruments to hedge or manage asset and liability positions including revenues within guidelines which prohibit their use for speculative trading purposes.

          The accounting policies for derivative financial instruments used for hedging correspond to those used for the under-lying hedged position.

     (c)  FOREIGN CURRENCY TRANSLATION

          Great-West follows the current rate method of foreign currency translation for its net investment in its self-sustaining foreign operations. Under this method, assets and liabilities are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet dates and all income and expense items are translated at an average of daily rates. United States assets and liabilities have been translated into Canadian dollars at the December 31, 1999 market rate of $1.4433 ($1.53 in 1998) and all United States income and expense items have been translated at an average rate of $1.4856 ($1.4835 in 1998). The provision for unrealized gain of $145 million ($259 million in 1998) on foreign currency translation of Great-West's net investment in its foreign operations is recorded separately on the Consolidated Balance Sheet.

          Great-West has entered into certain daily average rate forward exchange contracts to manage volatility associated with the translation of its United States operations into Canadian dollars. Net realized foreign exchange gains and losses are included in investment income.

     (d)  LOANS TO POLICYHOLDERS

          Loans to policyholders are shown at their unpaid balance, are fully secured by the cash surrender values of the policies and have effective interest rates ranging from 5% to 8% (1998 - 5% to 8%).

     (e)  FUNDS WITHHELD BY CEDING INSURERS

          Under certain forms of reinsurance contracts, it is customary for the ceding insurer to retain possession of the assets supporting the liabilities ceded. The Company records an amount receivable from the ceding insurer representing the premium due. Investment revenue on these funds withheld is credited to the Company by the ceding insurer.

     (f)  GOODWILL

          Goodwill represents the excess of purchase consideration over the fair value of net assets of acquired subsidiaries of Great-West. Goodwill is amortized on a straight-line basis over its useful life but not exceeding periods of 30 years. Great-West evaluates the carrying amount of goodwill by reviewing returns and projections of future cash flows of the related businesses. Goodwill is written down when impaired and the amortization periods are revised if it is estimated that the remaining period of benefit has changed.

     (g)  INCOME TAXES

          Income taxes are accounted for in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3465. Current income taxes are based on taxable income and future income taxes are based on taxable timing differences. The income tax rates used to measure income tax assets and liabilities are those rates enacted at the balance sheet date.

     (h)  REPURCHASE AGREEMENTS

          Great-West enters into repurchase agreements with third-party broker-dealers in which Great-West sells securities and agrees to repurchase substantially similar securities at a specified date and price. Such agreements are accounted for as investment financings.

     (i)  PENSION PLANS AND OTHER POST RETIREMENT BENEFITS

          Great-West maintains contributory and non-contributory defined benefit pension plans for certain of its employees and agents. The plans provide pensions based on length of service and final average earnings. The current cost of pension benefits is charged to earnings. Adjustments arising from plan amendments or experience gains or losses are amortized over the expected average remaining service life of the employee/agent group.

          Great-West also provides post retirement health and life insurance benefits to eligible employees, agents and their dependents, the cost of which is recognized as incurred unless previously accrued.

     (j)  STOCK BASED COMPENSATION

          The Company provides compensation to certain employees of the Company and its affiliates in the form of stock options which is described in note 8. No compensation expense is recognized when stock options are issued to employees. When options are exercised, proceeds received by the Company are credited to common share capital.

     (k)  EARNINGS PER COMMON SHARE

          Earnings per common share is calculated using net income after preferred share dividends and the weighted daily average number of common shares outstanding of 373,890,983 (373,242,445 in 1998).

     (l)  GEOGRAPHIC SEGMENTATION

          Great-West has significant operations in Canada and the United States. Operations in other countries are reported with the Canadian operations.

     (m)  COMPARATIVE FIGURES

          Certain of the 1998 amounts presented for comparative purposes have been reclassified to conform with the presentation adopted in the current year.

2.   PORTFOLIO INVESTMENTS

     (a) Carrying values and estimated market values of portfolio investments are as follows:

                                                                              1999
                                                     ----------------------------------------------------
                                                                                                  MARKET
                                                              BALANCE SHEET VALUE                  VALUE
                                                     -------------------------------------        -------
                                                     CANADA      UNITED STATES      TOTAL          TOTAL
                                                     -------     -------------     -------        -------
Bonds           - government ................        $ 7,624        $ 2,870        $10,494        $10,138
                - corporate .................          8,976         10,927         19,903         19,455
                                                     -------        -------        -------        -------
                                                      16,600         13,797         30,397         29,593
                                                     -------        -------        -------        -------
Mortgage loans  - residential ...............          4,650            227          4,877          4,851
                - retail and shopping centres          1,096            453          1,549          1,596
                - office buildings ..........            883            424          1,307          1,331
                - industrial ................            806            129            935            952
                - other .....................            100            174            274            329
                                                     -------        -------        -------        -------
                                                       7,535          1,407          8,942          9,059
                                                     -------        -------        -------        -------
Stocks          - public ....................            361             44            405            492
                - private ...................            379             25            404            396
                                                     -------        -------        -------        -------
                                                         740             69            809            888
                                                     -------        -------        -------        -------
Real estate .................................            947            159          1,106          1,271
                                                     -------        -------        -------        -------
                                                     $25,822        $15,432        $41,254        $40,811
                                                     =======        =======        =======        =======

                                                                           1998
                                                    --------------------------------------------------
                                                                                                MARKET
                                                              BALANCE SHEET VALUE               VALUE
                                                    ---------------------------------------    -------
                                                     CANADA     UNITED STATES      TOTAL        TOTAL
                                                    ---------   -------------    ----------    -------
Bonds            - government ................      $   7,643     $    3,032     $   10,675    $11,170
                 - corporate .................          8,801         11,238         20,039     20,898
                                                    ---------     ----------     ----------    -------
                                                       16,444         14,270         30,714     32,068
                                                    ---------     ----------     ----------    -------
Mortgage loans   - residential                          5,067            277          5,344      5,442
                 - retail and shopping centres          1,072            535          1,607      1,704
                 - office buildings ..........            999            505          1,504      1,603
                 - industrial ................            928            208          1,136      1,197
                 - other .....................            183            203            386        469
                                                    ---------     ----------     ----------    -------
                                                        8,249          1,728          9,977     10,415
                                                    ---------     ----------     ----------    -------
Stocks           - public ....................            415             29            444        475
                 - private ...................            304             44            348        354
                                                    ---------     ----------     ----------    -------
                                                          719             73            792        829
                                                    ---------     ----------     ----------    -------
Real estate ..................................            950            122          1,072      1,174
                                                    ---------     ----------     ----------    -------
                                                    $  26,362     $   16,193     $   42,555    $44,486
                                                    =========     ==========     ==========    =======

     (b) The significant terms and conditions and interest rate ranges of applicable fixed-term portfolio investments gross of provisions are as follows:

                                                             1999
                       --------------------------------------------------------------------------------------
                                         CARRYING VALUE
                       -----------------------------------------------------
                                   TERM TO MATURITY
                       --------------------------------------
                                                                                                  EFFECTIVE
                       1 YEAR OR                       OVER 5                      PRINCIPAL    INTEREST RATE
                         LESS         1-5 YEARS        YEARS          TOTAL         AMOUNT         RANGES
                       ---------      ---------       -------        -------       ---------    -------------
Short term bonds..      $ 1,026        $     -        $     -        $ 1,026       $  1,026        3.6%-6.5%
Bonds ............        1,856          8,579         18,957         29,392         31,437       2.7%-15.0%
Mortgage loans ...        1,747          4,368          2,983          9,098          9,104       4.0%-13.8%
                        -------        -------        -------        -------       --------
                        $ 4,629        $12,947        $21,940        $39,516       $ 41,567
                        =======        =======        =======        =======       ========
Geographic
  Canada .........      $ 3,154        $ 8,823        $12,214        $24,191       $ 25,838       2.7%-15.0%
  United States ..        1,475          4,124          9,726         15,325         15,729       3.6%-14.1%
                        -------        -------        -------        -------       --------
                        $ 4,629        $12,947        $21,940        $39,516       $ 41,567
                        =======        =======        =======        =======       ========

                                                                         1998
                                ---------------------------------------------------------------------------------------
                                                   CARRYING VALUE
                                -----------------------------------------------------
                                           TERM TO MATURITY
                                --------------------------------------
                                                                                                            EFFECTIVE
                                1 YEAR OR                       OVER 5                       PRINCIPAL    INTEREST RATE
                                  LESS         1-5 YEARS        YEARS          TOTAL          AMOUNT         RANGES
                                ---------      ---------       -------        -------       ---------     -------------
Short term bonds ........        $   903        $     -        $     -        $   903        $   911        3.4%-6.1 %
Bonds ...................          1,800          8,203         19,830         29,833         31,294        3.5%-13.8%
Mortgage loans ..........          1,735          5,470          2,952         10,157         10,093        4.0%-14.5%
                                 -------        -------        -------        -------        -------
                                 $ 4,438        $13,673        $22,782        $40,893        $42,298
                                 =======        =======        =======        =======        =======
Geographic
  Canada ................        $ 3,079        $ 8,946        $12,729        $24,754        $25,868        3.5%-14.5%
  United States .........          1,359          4,727         10,053         16,139         16,430        3.4%-12.9%
                                 -------        -------        -------        -------        -------
                                 $ 4,438        $13,673        $22,782        $40,893        $42,298
                                 =======        =======        =======        =======        =======

     (c)  Included in portfolio investments are the following:

          (i)  Non-performing loans:

                                           1999        1998
                                           ----        ----
Asset Class
     Bonds ........................        $  -        $  4
     Mortgage loans ...............          79          66
     Foreclosed real estate .......          17          37
                                           ----        ----
                                           $ 96        $107
                                           ====        ====
Geographic
     Canada .......................        $ 61        $ 82
     United States ................          35          25
                                           ----        ----
                                           $ 96        $107
                                           ====        ====

               Non-performing loans include non-accrual loans and foreclosed real estate held for sale. Bond and mortgage investments are reviewed on a loan by loan basis to determine non-performing status. Loans are classified as non-accrual when:

               (1) payments are 90 days or more in arrears, except in those cases where, in the opinion of management, there is justification to continue to accrue interest; or

               (2) Great-West no longer has reasonable assurance of timely collection of the full amount of the principal and interest due; or

               (3) modified/restructured loans are not performing in accordance with the contract.

               Where appropriate, provisions are established or write-offs made to adjust the carrying value to the net realizable amount. Wherever possible the fair value of collateral underlying the loans or observable market price is used to establish net realizable value.

          (ii) Allowance for credit losses:

                                                1999        1998
                                                ----        ----
Asset Class
     Bonds .............................        $ 21        $ 22
     Mortgage loans ....................         156         180
     Foreclosed real estate ............           1           1
                                                ----        ----
                                                $178        $203
                                                ====        ====
Geographic
     Canada ............................        $ 57        $ 62
     United States .....................         121         141
                                                ----        ----
                                                $178        $203
                                                ====        ====

          (iii) Changes in the allowance for credit losses are as follows:

                                                        1999          1998
                                                       -----         -----
Balance - beginning of year ...................        $ 203         $ 183
Provision for credit losses - normal ..........          (11)           17
                            - cyclical ........           (6)           (6)
Recoveries of prior write-offs ................            9             7
Write-offs - other loans ......................           (9)           (7)
Other - including foreign exchange rate changes           (8)            9
                                                       -----         -----
Balance - end of year .........................        $ 178         $ 203
                                                       =====         =====

               The allowance for credit losses includes general provisions, established at a level that together with the provision for future credit losses included in actuarial liabilities, reflects Great-West's estimate of potential future credit losses.

     (d) Investments in real estate include an asset value allowance which provides for deterioration of market values associated with real estate held for investment.

                                     1999       1998
                                     ----       ----
Canada .......................       $ 34       $ 38
United States ................          -          -
                                     ----       ----
                                     $ 34       $ 38
                                     ====       ====

     (e) Also included in portfolio investments are modified/restructured loans that are performing in accordance with their current terms.

                                     1999        1998
                                     ----        ----
Canada ..........................   $ 103       $ 138
United States ...................     230         271
                                    -----       -----
                                    $ 333       $ 409
                                    =====       =====

     (f) Net investment income of $3,580 million ($3,516 million in 1998) includes amortization of net deferred realized gains (losses) on portfolio investments and unrealized gains (losses) on stocks and real estate as follows:

                                                  1999
                                     -----------------------------
                                     CANADA   UNITED STATES  TOTAL
                                     ------   -------------  -----
Bonds ........................        $106        $ 22        $128
Mortgage loans ...............          15           1          16
Stocks .......................          76           4          80
Real estate ..................          10           -          10
                                      ----        ----        ----
                                      $207        $ 27        $234
                                      ====        ====        ====

                                                  1998
                                     -----------------------------
                                     CANADA   UNITED STATES  TOTAL
                                     ------   -------------  -----
Bonds ........................        $101        $ 21        $122
Mortgage loans ...............          14           2          16
Stocks .......................          84           4          88
Real estate ..................           1           -           1
                                      ----        ----        ----
                                      $200        $ 27        $227
                                      ====        ====        ====

     (g) The balance of net deferred gains (losses) on portfolio investments sold is comprised of the following:

                                                          1999
                                           ----------------------------------
                                           CANADA     UNITED STATES     TOTAL
                                           ------     -------------    ------
Bonds .............................        $  622        $   83        $  705
Mortgage loans ....................            46             1            47
Stocks ............................           413            12           425
Real estate .......................            12             -            12
                                           ------        ------        ------
                                           $1,093        $   96        $1,189
                                           ======        ======        ======

                                                    1998
                                      ----------------------------------
                                      CANADA     UNITED STATES    TOTAL
                                      ------     -------------    ------
Bonds ........................        $  734        $  123        $  857
Mortgage loans ...............            63             1            64
Stocks .......................           477            13           490
Real estate ..................            11             -            11
                                      ------        ------        ------
                                      $1,285        $  137        $1,422
                                      ======        ======        ======

3.   PLEDGING OF ASSETS

     The amount of assets which have a security interest by way of pledging are outlined below by major pledging activity:

                                                                 1999
                                                    -----------------------------
                                                    CANADA   UNITED STATES  TOTAL
                                                    ------   -------------  -----
Derivative transactions .....................        $  -        $  4        $  4
In respect of repurchase agreements .........           -           -           -
In respect of real estate ...................         120           -         120
In respect of reinsurance agreements ........         123           -         123
                                                     ----        ----        ----
                                                     $243        $  4        $247
                                                     ====        ====        ====

                                                           1998
                                               -----------------------------
                                               CANADA  UNITED STATES   TOTAL
                                               ------  -------------   -----
Derivative transactions ................        $  -        $  1        $  1
In respect of repurchase agreements ....           -           -           -
In respect of real estate ..............         112           -         112
In respect of reinsurance agreements ...          70           -          70
                                                ----        ----        ----
                                                $182        $  1        $183
                                                ====        ====        ====

4.   ACTUARIAL LIABILITIES

     (a)  COMPOSITION OF ACTUARIAL LIABILITIES AND RELATED SUPPORTING ASSETS

          (i)  The composition of actuarial liabilities is as follows:

                                                      1999
                        ----------------------------------------------------------------------
                        PARTICIPATING POLICYHOLDERS         NON-PARTICIPATING POLICYHOLDERS
                        ---------------------------         -------------------------------
                          CANADA      UNITED STATES      CANADA      UNITED STATES      TOTAL
                        ----------    -------------      -------     -------------     -------
Individual
  Life ............     $    8,785        $ 6,155        $   671        $ 3,231        $18,842
  Annuity .........             71              5          4,257          1,118          5,451
  Health ..........              -              -            163             17            180
Group
  Life ............              -              -            500            266            766
  Annuity .........             36              7          2,238          5,794          8,075
  Health ..........              -              -          2,075            230          2,305
Reinsurance .......              -              -          4,405              -          4,405
Property & casualty              -              -             12              -             12
                        ----------        -------        -------        -------        -------
Total .............     $    8,892        $ 6,167        $14,321        $10,656        $40,036
                        ==========        =======        =======        =======        =======

                                                               1998
                                 ----------------------------------------------------------------------
                                 PARTICIPATING POLICYHOLDERS         NON-PARTICIPATING POLICYHOLDERS
                                 ---------------------------      -------------------------------------
                                   CANADA      UNITED STATES      CANADA      UNITED STATES      TOTAL
                                 ----------    -------------      -------     -------------     -------
Individual
  Life .....................     $    8,127        $ 6,210        $   609        $ 3,201        $18,147
  Annuity ..................             80              6          5,023          1,327          6,436
  Health ...................              -              -            162             16            178
Group
  Life .....................              -              -            485            282            767
  Annuity ..................             38              9          2,434          6,625          9,106
  Health ...................              -              -          2,018            254          2,272
Reinsurance ................              -              -          4,212              -          4,212
Property & casualty ........              -              -             10              -             10
                                 ----------        -------        -------        -------        -------
Total ......................     $    8,245        $ 6,225        $14,953        $11,705        $41,128
                                 ==========        =======        =======        =======        =======

          (ii) The composition of the assets supporting liabilities and surplus is as follows:

                                                                        1999
                                 ----------------------------------------------------------------------------------
                                               MORTGAGE
                                  BONDS          LOANS          STOCKS      REAL ESTATE       OTHER          TOTAL
                                 -------       --------        -------      -----------      -------        -------
BALANCE SHEET VALUE
Participating
  Life ..................        $ 7,191        $ 2,377        $    57        $     2        $ 5,313        $14,940
  Annuity ...............             82             33              2              -              2            119
Non-Participating
  Life ..................          3,436            361             39              3            829          4,668
  Annuity ...............          8,611          4,205            183             21            387         13,407
  Health ................          1,517            607             26              -            335          2,485
Reinsurance .............          1,853              -             54              -          2,498          4,405
Property & casualty .....             12              -              -              -              -             12
Other ...................          5,528          1,264            265            776          1,598          9,431
Capital and surplus .....          2,167             95            183            304          1,040          3,789
                                 -------        -------        -------        -------        -------        -------
TOTAL BALANCE SHEET
  VALUE .................        $30,397        $ 8,942        $   809        $ 1,106        $12,002        $53,256
                                 =======        =======        =======        =======        =======        =======
Geographic
  Canada ................        $16,600        $ 7,535        $   740        $   947        $ 6,455        $32,277
  United States .........         13,797          1,407             69            159          5,547         20,979
                                 -------        -------        -------        -------        -------        -------
                                 $30,397        $ 8,942        $   809        $ 1,106        $12,002        $53,256
                                 =======        =======        =======        =======        =======        =======

FAIR VALUE ..............        $29,593        $ 9,059        $   888        $ 1,271        $12,002        $52,813
                                 =======        =======        =======        =======        =======        =======
Geographic
  Canada ................        $16,146        $ 7,660        $   809        $ 1,103        $ 6,455        $32,173
  United States .........         13,447          1,399             79            168          5,547         20,640
                                 -------        -------        -------        -------        -------        -------
                                 $29,593        $ 9,059        $   888        $ 1,271        $12,002        $52,813
                                 =======        =======        =======        =======        =======        =======

                                                                           1998
                                      ----------------------------------------------------------------------------------
                                                    MORTGAGE
                                       BONDS          LOANS         STOCKS       REAL ESTATE       OTHER          TOTAL
                                      -------       --------        -------      -----------      -------        -------
BALANCE SHEET VALUE
Participating
  Life .......................        $ 6,623        $ 2,354        $    59        $     2        $ 5,299        $14,337
  Annuity ....................             53             64              2              -             14            133
Non-Participating
  Life .......................          2,985            351             36              3          1,202          4,577
  Annuity ....................          9,794          5,119            186             22            288         15,409
  Health .....................          1,606            568             27              -            249          2,450
Reinsurance ..................          2,195              -             53              -          1,964          4,212
Property & casualty ..........             10              -              -              -              -             10
Other ........................          5,421          1,365            269            773          2,221         10,049
Capital and surplus ..........          2,027            156            160            272            933          3,548
                                      -------        -------        -------        -------        -------        -------
TOTAL BALANCE SHEET
  VALUE ......................        $30,714        $ 9,977        $   792        $ 1,072        $12,170        $54,725
                                      =======        =======        =======        =======        =======        =======
Geographic
  Canada .....................        $16,444        $ 8,249        $   719        $   950        $ 6,116        $32,478
  United States ..............         14,270          1,728             73            122          6,054         22,247
                                      -------        -------        -------        -------        -------        -------
                                      $30,714        $ 9,977        $   792        $ 1,072        $12,170        $54,725
                                      =======        =======        =======        =======        =======        =======

FAIR VALUE ...................        $32,068        $10,415        $   829        $ 1,174        $12,170        $56,656
                                      =======        =======        =======        =======        =======        =======
Geographic
  Canada .....................        $17,343        $ 8,639        $   747        $ 1,045        $ 6,116        $33,890
  United States ..............         14,725          1,776             82            129          6,054         22,766
                                      -------        -------        -------        -------        -------        -------
                                      $32,068        $10,415        $   829        $ 1,174        $12,170        $56,656
                                      =======        =======        =======        =======        =======        =======

          Cash flows of assets supporting actuarial liabilities are matched within reasonable limits. Changes in the fair values of assets are essentially offset by changes in the fair value of actuarial liabilities.

          Changes in the fair values of assets backing capital and surplus, less related income taxes, would result in a corresponding change in surplus when realized.

          The carrying value of assets backing actuarial liabilities plus the portion of deferred gains associated with actuarial liabilities is $40,628 million ($41,773 million in 1998). The fair value of these assets is $40,050 million ($43,104 million in 1998).

     (b)  NATURE OF ACTUARIAL LIABILITIES

          Actuarial liabilities represent the amounts which, together with estimated future premiums and investment income, will be sufficient to pay estimated future benefits, dividends and expenses on policies in force. Actuarial liabilities are determined using generally accepted actuarial practices, according to standards established by the Canadian Institute of Actuaries. In accordance with these accepted practices, annuity reserves and London Life's group life and health claim reserves have been established using cash flow valuation techniques. All other reserves have been determined using the policy premium method.

     (c)  CHANGES IN ACTUARIAL LIABILITIES

          The change in actuarial liabilities is as follows:

                                  PARTICIPATING                    NON-PARTICIPATING
                                  POLICYHOLDERS                      POLICYHOLDERS                         TOTAL
                             -------------------------         -------------------------         -------------------------
                               1999             1998             1999             1998             1999             1998
                             --------         --------         --------         --------         --------         --------
BALANCE - BEGINNING
  OF YEAR ...........        $ 14,470         $ 13,129         $ 26,658         $ 25,449         $ 41,128         $ 38,578
Reclassification ....               -                -              111               (6)             111               (6)
Normal change
  - new business ....               7              (25)           1,149            2,146            1,156            2,121
  - in force ........             858              969           (2,279)          (2,423)          (1,421)          (1,454)
Material assumption
  changes ...........              95                -                -                -               95                -
Foreign exchange
  rate changes ......            (371)             397             (662)           1,042           (1,033)           1,439
Acquisitions ........               -                -                -              450                -              450
                             --------         --------         --------         --------         --------         --------
BALANCE - END OF YEAR        $ 15,059         $ 14,470         $ 24,977         $ 26,658         $ 40,036         $ 41,128
                             ========         ========         ========         ========         ========         ========

          The reclassification in 1999 consists primarily of a transfer of provisions for adverse deviations from experience refunds to actuarial liabilities.

          In 1999 assumption changes were made to provide for future policyholder obligations.

     (d)  ACTUARIAL ASSUMPTIONS

          In the computation of actuarial liabilities, valuation assumptions have been made regarding rates of mortality/ morbidity, investment returns, levels of operating expenses and rates of policy termination. The valuation assumptions use best estimates of future experience together with a margin for misestimation and experience deterioration. These margins have been set in accordance with guidelines established by the Canadian Institute of Actuaries and are necessary to provide reasonable assurance that the reserves are adequate to cover a range of possible outcomes. Margins are reviewed periodically for continued appropriateness.

          The methods for arriving at these valuation assumptions are outlined below:

          MORTALITY - A life insurance mortality study is carried out annually, by country, for Canada and the United States. The results of this study are analyzed and used to update Great-West's experience valuation mortality table for life insurance. When there is insufficient data, use is made of the latest industry experience to derive an appropriate valuation mortality rate. Although mortality improvements have been observed for many years, no improvements have been assumed for life insurance valuation.

          Annuitant mortality is also studied regularly and the results used to modify established industry experience annuitant mortality tables. Mortality improvement has been projected to occur throughout future years for annuitants.

          MORBIDITY - Great-West uses industry developed experience tables modified to reflect emerging company experience. Both claim incidence and termination are monitored regularly and emerging experience is factored into the current valuation.

          INVESTMENT RETURNS - The assets which correspond to the different liability categories are segmented. From each segment, current returns together with reinvestment assumptions are used to derive interest rates to value future events. These interest rates are reduced to provide for projected asset default losses and reinvestment risk. For the cash flow valuation technique, actual asset and liability future cash flows are used in determining the policy liability amounts.

          EXPENSES - Unit expense studies are updated regularly to determine an appropriate estimate of future cost for the liability type being valued. Expense improvements are not projected. An inflation assumption consistent with the investment return is incorporated in the estimate of future cost.

          POLICY TERMINATION - Studies to determine rates of policy termination are updated regularly to form the basis of this estimate. Industry data is also available and is useful where Great-West has no experience with specific types of policies or its exposure is limited. Great-West has reflected the emerging trend of lower lapsation on lapse supported benefits in its reserves.

          POLICYHOLDER DIVIDENDS - Policyholder dividends are included in future policy benefits at the current scale of policyholder dividends. The Actuary has assumed that policyholder dividends will be changed from the current scale to reflect any differing operating experience of the participating account in future years.

     (e)  RISK MANAGEMENT

          (i)  Interest rate risk

               Interest rate risk is managed by effectively matching portfolio investments with liability characteristics. Hedging instruments are employed where necessary when there is a lack of suitable permanent investments to minimize loss exposure to interest rate changes. The valuation interest rate assumes a declining investment yield in order to incorporate reinvestment risk in the actuarial valuation.

          (ii) Credit risk

               Credit risk is managed through an emphasis on quality in the investment portfolio and by maintenance of issuer, industry and geographic diversification standards.

               Projected investment returns are reduced to provide for future credit losses on currently held assets. The net effective yield rate reduction averaged .19% in Canada and .12% in the United States.

               The following outlines the provision for future credit losses on the assets backing actuarial liabilities included in actuarial liabilities which are in addition to the allowance for asset losses included with assets:

                         PARTICIPATING POLICYHOLDERS  NON-PARTICIPATING POLICYHOLDERS
                         ---------------------------  -------------------------------
                          CANADA     UNITED STATES         CANADA   UNITED STATES        TOTAL
                         --------    -------------         ------   -------------        -----
DECEMBER 31, 1999 .....  $    164        $ 12               $104        $ 48              $328
                         ========        ====               ====        ====              ====
December 31, 1998 .....  $    156        $ 13               $ 94        $ 62              $325
                         ========        ====               ====        ====              ====

          (iii) Reinsurance risk

               Large amount claim risk for life and health insurance and property and casualty insurance is controlled by having reinsurance in place for claims over specified maximum benefit amounts (which vary by line of business) and by having consolidated catastrophic accident coverage in place covering up to $200 million of claims from a single event.

               Reinsurance contracts do not relieve Great-West from its obligations to policyholders. Failure of reinsurers to honour their obligations could result in losses to Great-West. Great-West evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies.

               As a result of reinsurance, actuarial liabilities have been reduced by the following amounts:

                             PARTICIPATING POLICYHOLDERS      NON-PARTICIPATING POLICYHOLDERS
                             ---------------------------      -------------------------------
                             CANADA       UNITED STATES       CANADA           UNITED STATES         TOTAL
                             ------       -------------       ------           -------------         -----
DECEMBER 31, 1999 ....       $    8            $ 25           $   452              $193              $678
                             ======            ====           =======              ====              ====

December 31, 1998 ....       $    7            $ 26           $   308              $182              $523
                             ======            ====           =======              ====              ====

          (iv) Foreign exchange risk

               If the assets backing actuarial liabilities are not matched by currency, changes in foreign exchange rates can expose Great-West to the risk of foreign exchange losses not offset by liability decreases.

               Foreign exchange risk is managed whenever possible by matching assets with related liabilities by currency and through the use of derivative instruments such as forward contracts and cross-currency swaps. These financial instruments allow Great-West to modify an asset position to more closely match actual or committed liability currency.

          (v)  Liquidity risk

               Liquidity risk is the risk that the Company will have difficulty raising funds to meet commitments. The liquidity needs of the Company are closely managed through cash flow matching of assets and liabilities and forecasting earned and required yields, to ensure consistency between policyholder requirements and the yield of assets. Approximately 60% of policy liabilities are non-cashable prior to maturity, or subject to market value adjustments or withdrawal penalties.

     (f)  SENSITIVITY OF ACTUARIAL ASSUMPTIONS

          The actuarial assumption most susceptible to change in the short term is future investment returns. Based on the projected cash flows of Great-West as of December 31, 1999, the approximate after tax impact of an immediate 1% increase in the general level of interest rates applied to actuarial liabilities and associated assets would be to increase the fair value of surplus by $5 million. The impact of an immediate 1% decrease would be to decrease the fair value of surplus by $28 million.

5.   COMMERCIAL PAPER AND OTHER LOANS

     Commercial paper and other loans consist of the following:

                                                                                        1999
                                                                      -----------------------------------------
                                                                           BALANCE SHEET VALUE             FAIR
                                                                      -----------------------------        VALUE
                                                                      CANADA  UNITED STATES   TOTAL        TOTAL
                                                                      ------  -------------   -----        -----
SHORT TERM
  Commercial paper and other short term
    borrowings with interest rates from
    4.6% to 5.3% ..............................................        $100        $  -        $100        $100
  Revolving credit in respect of reinsurance
    business with interest rates from 5.1%
    to 6.1% maturing within one year ..........................          47           -          47          47
                                                                       ----        ----        ----        ----
Total short term ..............................................         147           -         147         147
                                                                       ----        ----        ----        ----
LONG TERM
  OPERATING:
    First mortgages secured by real estate and limited recourse mortgages at interest rates from 6.4% to 11.4% maturing at
      various dates to 2014 ...................................         155           -         155         163
    Other notes payable at interest rates
      from 4.3% to 9.0% .......................................          36           -          36          37
                                                                       ----        ----        ----        ----
    Sub total .................................................         191           -         191         200
                                                                       ----        ----        ----        ----
  CAPITAL:
    9.375% Senior debentures due
      January 8, 2002, unsecured ..............................         100           -         100         105
    7.25% Subordinated capital income securities
      redeemable by the Company on or after
      June 30, 2004, due June 30, 2048,
      unsecured (U.S.$175) ....................................           -         252         252         198
                                                                       ----        ----        ----        ----
    Sub total .................................................         100         252         352         303
                                                                       ----        ----        ----        ----
Total long term ...............................................         291         252         543         503
                                                                       ----        ----        ----        ----
Total .........................................................        $438        $252        $690        $650
                                                                       ====        ====        ====        ====
Interest expense on long term loans ...........................        $ 27        $ 13        $ 40
                                                                       ====        ====        ====

                                                                                      1998
                                                           --------------------------------------------------------
                                                                     BALANCE SHEET VALUE                    FAIR
                                                           --------------------------------------           VALUE
                                                           CANADA      UNITED STATES        TOTAL           TOTAL
                                                           -------     -------------       --------       ---------
SHORT TERM
   Commercial paper and other short term
      borrowings with interest rates from
      4.8% to 5.9% ................................        $   162       $      61         $    223       $     223
   Revolving credit in respect of reinsurance
      business with interest rates from 4.1%
      to 8.0% maturing within one year ............             82               -               82              82
                                                           -------       ---------         --------       ---------
Total short term ..................................            244              61              305             305
                                                           -------       ---------         --------       ---------
LONG TERM
   OPERATING:
      First mortgages secured by real estate and
        limited recourse mortgages at interest
        rates from 6.4% to 11.4% maturing at
        various dates to 2014 .....................            145               -              145             156
      Other notes payable at interest rates
        from 4.3% to 9.0% .........................             40               -               40              42
                                                           -------       ---------         --------       ---------
      Sub total ...................................            185               -              185             198
                                                           -------       ---------         --------       ---------
CAPITAL:
      9.375% Senior debentures due
        January 8, 2002, unsecured ................            100               -              100             111
      6.875% Senior notes due September 15,
        2005, unsecured (U.S. $7) .................             11               -               11              11
                                                           -------       ---------         --------       ---------
      Sub total ...................................            111               -              111             122
                                                           -------       ---------         --------       ---------
Total long term ...................................            296               -              296             320
                                                           -------       ---------         --------       ---------
Total .............................................        $   540       $      61         $    601       $     625
                                                           =======       =========         ========       =========
Interest expense on long term loans ...............        $    27       $       -         $     27
                                                           =======       =========         ========

PRINCIPAL REPAYMENTS OF LONG TERM LOANS

                                                        OPERATING          CAPITAL          TOTAL
                                                        ---------         --------         --------
2000 ......................................             $     14          $      -         $     14
2001 ......................................                   23                 -               23
2002 ......................................                   44               100              144
2003 ......................................                   38                 -               38
2004 ......................................                   30                 -               30
2005 and thereafter .......................                   42               252              294
                                                        --------          --------         --------
                                                        $    191          $    352         $    543
                                                        ========          ========         ========

6.       MINORITY AND OTHER INTERESTS

         The equity investment of Great-West Lifeco Inc. in Great-West was 100% at December 31, 1999 (99.6% at December 31, 1998). The minority and other interests of Great-West and its subsidiaries are:

                                                                            1999             1998
                                                                          --------         --------
Participating policyholders' share of undistributed surplus ..........    $  1,412         $  1,341
Preferred shareholders ...............................................         700              700
Minority interests in capital stock and surplus ......................          17               42
                                                                          --------         --------
                                                                          $  2,129         $  2,083
                                                                          ========         ========

          During July, 1999 the Company purchased 9,198 London Life outstanding common shares for a total consideration of $52 million including acquisition costs. The acquisition has been accounted for by the purchase method resulting in a reduction in minority interest of $14 million and an increase in goodwill of $38 million.

          During October 1999 the Company purchased 6,859 Great-West outstanding common shares for a total consideration of $37 million including acquisition costs. The acquisition has been accounted for by the purchase method resulting in a reduction in minority interest of $9 million and an increase in goodwill of $28 million. Subsequent to this acquisition, Great-West, following a consolidation of common shares, acquired the fractional interests in its common shares which was charged to the capital and surplus accounts of Great-West. As a result of these transactions Great-West Lifeco reduced minority interest by $5 million, charged surplus $13 million and received cash of $1 million. Great-West Lifeco is now the holder of 100% of the issued and outstanding common shares of Great-West.

7.       CAPITAL STOCK

                                                                  1999                             1998
                                                      -----------------------------     ---------------------------
                                                                       STATED VALUE                    STATED VALUE
                                                         NUMBER        (THOUSANDS)        NUMBER       (THOUSANDS)
                                                      -----------      ------------     -----------    ------------
First Preferred Shares:
    Authorized - Unlimited
    Issued and outstanding:

    Series A, 7.50% Non-Cumulative
     First Preferred Shares ...................                 -       $        -        8,000,000     $   200,000
    Series B, 7.45% Non-Cumulative
     First Preferred Shares ...................         4,000,000          100,000        4,000,000         100,000
    Series C, 7.75% Non-Cumulative
     First Preferred Shares ...................         4,000,000          100,000        4,000,000         100,000
    Series D, 4.70% Non-Cumulative
     First Preferred Shares ...................         8,000,000          200,000                -               -
    Series 1, 5.00% Non-Cumulative
     Class A Preferred Shares .................         5,192,242          129,806        4,772,468         119,312
                                                       ----------       ----------       ----------     -----------
    Balance, end of year ......................        21,192,242       $  529,806       20,772,468     $   519,312
                                                       ----------       ----------       ----------     -----------
Common Shares:

    Authorized - Unlimited
    Issued and outstanding:

    Balance, beginning of year ................       373,158,014       $1,519,824      186,644,847     $ 1,519,370
    Exchanged for shares of Great-West ........                 -                -           47,289             548
    Purchased and cancelled under
     Normal Course Issuer Bid .................          (904,500)          (3,741)        (374,500)         (1,525)
    Issued under Stock Option Plan ............           258,676            2,226          162,776           1,413
    Issued on subdivision of shares ...........                 -                -      186,676,929               -
    Issued during the year ....................           180,992            2,896              673              18
    Issued on acquisition of London Life
     common shares ............................         1,215,002           29,160                -               -
    Issued on acquisition of Great-West
     common shares ............................           472,061           10,527                -               -
                                                      -----------       ----------      -----------     -----------
    Balance, end of year ......................       374,380,245       $1,560,892      373,158,014     $ 1,519,824
                                                      -----------       ----------      -----------     -----------
Total Capital Stock ...........................                         $2,090,698                      $ 2,039,136
                                                                        ==========                      ===========

         The Series A, 7.5% Non-Cumulative First Preferred Shares were redeemed by the Company on April 1, 1999 at a price of $25 per share.

         The Series B, 7.45% Non-Cumulative First Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after December 31, 2002 or convertible to common shares of the Company at the option of the holder on or after June 30, 2003.

         The Series C, 7.75% Non-Cumulative First Preferred Shares are redeemable at the option of the Company on or after September 30, 2002 and are convertible to common shares of the Company at the option of the Company on or after September 30, 2004. The shares are convertible to common shares of the Company at the option of the holder on or after March 31, 2005.

         On March 10, 1999 the Company issued 8,000,000 Series D, 4.70% Non-Cumulative First Preferred Shares for $25 per share. The shares are redeemable or convertible to common shares of the Company at the option of the Company on or after March 31, 2009 or convertible to common shares of the Company at the option of the holder on or after March 31, 2014.

         The Series 1, 5.00% Non-Cumulative Class A Preferred Shares are redeemable or convertible to common shares of the Company at the option of the Company on or after October 31, 2004, or convertible to common shares of the Company at the option of the holder on or after January 31, 2005.

         During July, 1999 the Company issued 403,487 Series 1, 5.00% Non-Cumulative Class A Preferred Shares for a value of $10 million and 1,215,002 common shares for a value of $29 million in exchange for London Life common shares.

         During October, 1999 the Company issued 16,287 Series 1, 5.00% Non-Cumulative Class A Preferred Shares and 472,061 common shares for a total value of $11 million in exchange for 6,859 of the minority common shares of Great-West.

         During 1999, 904,500 (374,500 in 1998) common shares were purchased for cancellation pursuant to the Company's Normal Course Issuer Bids for a total expenditure of $21 million ($8 million in 1998) or $22.99 ($22.71 in 1998) per share.

8.       STOCK BASED COMPENSATION

         The Company has a stock option plan (the "Plan") pursuant to which options to subscribe for common shares of Great-West Lifeco may be granted to certain officers and employees of Great-West Lifeco and its affiliates. The Company's Stock Option Plan Administrative Committee (the "Committee") administers the Plan and, subject to the specific provisions of the Plan, fixes the terms and conditions upon which options are granted. The exercise price of each option granted under the Plan is fixed by the Committee, but cannot under any circumstances be less than the weighted average trading price per Great-West Lifeco common share on the Toronto and Winnipeg stock exchanges for the five trading days preceding the date of the grant. Options granted under the Plan expire not later than ten years after the date of the grant. Termination of employment may, in certain circumstances, result in forfeiture of the options, unless otherwise determined by the Committee. The maximum number of Great-West Lifeco common shares that may be issued under the Plan is currently 12,000,000.

         Three categories of options have been granted under the Plan:

         (a) Basic options, which generally become exercisable at the rate of 20% per year commencing on the first anniversary of the grant and expire ten years from the date of the grant.

         (b) Contingent Options, which become exercisable only if certain financial targets are attained by Great-West Life & Annuity Insurance Company. Subject to the attainment of those financial targets, Contingent Options either (a) become exercisable on April 1, 2002 and expire on June 26, 2007, or (b) become exercisable at the rate of 25% per year commencing January 1, 1999 and expire on January 27, 2008.

         (c) Special Options, which become exercisable only if certain financial targets are attained by Great-West and by London Life Insurance Company. Subject to the attainment of those financial targets, 40% of the Special Options become exercisable on February 28, 2000 and 20% of the Special Options become exercisable on April 22 in each of the years 2001, 2002 and 2003. All of the Special Options expire on April 21, 2008.

         The following table summarizes the status of, and changes in, options outstanding and the weighted-average exercise price for the years ended December 31:

                                                                    1999                            1998
                                                      -------------------------------   -----------------------------
                                                                     WEIGHTED-AVERAGE                WEIGHTED-AVERAGE
                                                        OPTIONS       EXERCISE PRICE      OPTIONS     EXERCISE PRICE
                                                      -----------    ----------------   -----------  ----------------
Outstanding, beginning of year ............            10,476,824       $    13.29        8,624,000     $     11.27
   Granted ................................               908,000            24.30        2,122,000           21.33
   Exercised ..............................              (258,676)            8.60         (162,776)           8.68
   Forfeited ..............................              (449,000)           19.89         (106,400)          17.32
                                                      -----------       ----------      -----------     -----------
Outstanding, end of year ..................            10,677,148       $    14.06       10,476,824     $     13.29
                                                      -----------       ----------      -----------     -----------
Options exercisable at year-end ...........             3,649,148       $    10.22        2,529,000     $      9.40
                                                      ===========       ==========      ===========     ===========

         The following table summarizes information on the ranges of exercise prices including weighted-average remaining contractual life at December 31, 1999:

                                      OUTSTANDING                                       EXERCISABLE
                       -----------------------------------------------    -------------------------------------
                                   WEIGHTED-AVERAGE
EXERCISE PRICE                         REMAINING      WEIGHTED-AVERAGE                WEIGHTED-AVERAGE
    RANGES              OPTIONS    CONTRACTUAL LIFE    EXERCISE PRICE      OPTIONS     EXERCISE PRICE     EXPIRY
---------------        ---------   ----------------   ----------------    ---------   ----------------    ------
$ 8.48 - $ 9.84        4,992,148         6.61           $      8.50       2,953,748      $      8.49       2006
$11.26 - $16.76        3,088,000         7.62                 16.22         502,400            16.20       2007
$20.24 - $22.28        1,819,000         8.24                 21.46         193,000            21.20       2008
$22.13 - $27.25          778,000         9.36                 23.86               -                -       2009

9.       PENSION PLANS AND OTHER POST RETIREMENT BENEFITS

         The status of Great-West's pension plans is as follows:

                                                                             1999            1998
                                                                          ---------      -----------
Assets at market values ..................................                $   1,483      $     1,414
Accumulated pension obligations at present value .........                    1,183            1,153
                                                                          ---------      -----------
Excess of assets over obligations ........................                $     300      $       261
                                                                          =========      ===========

         The cumulative difference between the amounts expensed and the funding contributions of $66 million ($55 million in 1998) has been reflected in the balance sheet.

         In Canada, actuarial valuation reports were prepared as at December 31, 1998. In the United States, an actuarial valuation report was prepared during 1999. Actuarial estimates for 1999 were made based on these reports.

         The current period charge for other post retirement benefits provided by Great-West was $14 million ($14 million in 1998). On acquisition of London Insurance Group, an accrued benefit liability was assumed for employees of London Insurance Group. Accounting policies for other post retirement benefits will be harmonized in the year 2000 when the new CICA requirements on Employees' Future Benefits are adopted.

10.      RELATED PARTY TRANSACTIONS

         In the normal course of business, Great-West provided insurance benefits amounting to $16 million in 1999 ($14 million in 1998) to other companies within the Power Corporation of Canada group of companies. In all cases, transactions were at market terms and conditions.

         During the year, Great-West obtained certain administrative services from Investors Group, a member of the Power Corporation of Canada group of companies. A total expense of $10 million was included in the 1999 financial statements with respect to those services ($2 million in 1998), which was not more than market terms and conditions. Great-West also provided life insurance and disability insurance products under a distribution agreement with Investors Group.

11.      INCOME TAXES

         (a) Future income taxes consist of the following temporary differences on:

                                                                            1999            1998
                                                                          ---------      -----------
Policy liabilities ................................                       $      46      $        28
Portfolio investments .............................                             193              270
Other .............................................                             (80)             (88)
                                                                          ---------      -----------
                                                                          $     159      $       210
                                                                          =========      ===========

         (b) The Company's effective income tax rate is made up as follows:

                                                                                      1999           1998
                                                                                      ----           ----
Combined basic Canadian federal and provincial tax rate ....................          44.0%          44.1%
Increase (decrease) in the income tax rate resulting from:
     Tax exempt dividends ..................................................          (1.5)          (1.7)
     Tax exempt portion of capital gains ...................................          (0.2)          (0.4)
     Lower effective tax rates on income not subject to tax in Canada ......          (6.9)          (7.6)
     Investment income tax .................................................           2.9            3.5
     Large corporations tax ................................................           0.1            0.5
     Miscellaneous .........................................................          (1.0)           0.6
                                                                                      ----           ----
Effective income tax rate applicable to current year .......................          37.4%          39.0%
Decrease in the income tax rate resulting from prior years' tax adjustments.          (3.0)%         (0.7)%
                                                                                      ----           ----
Effective income tax rate ..................................................          34.4%          38.3%
                                                                                      ====           ====

12.      OFF BALANCE SHEET FINANCIAL INSTRUMENTS

         In the normal course of managing exposure to fluctuations in interest and foreign exchange rates, and to market risks, Great-West is an end user of various derivative financial instruments that are not reported on the balance sheet. All contracts are over-the-counter traded and are with counterparties that are highly rated financial institutions.

         (a) The following table summarizes Great-West's derivative portfolio and related credit exposure:

                                                                      1999
                                           ----------------------------------------------------------
                                                       MAXIMUM      FUTURE     CREDIT          RISK
                                           NOTIONAL    CREDIT       CREDIT      RISK         WEIGHTED
                                            AMOUNT      RISK       EXPOSURE   EQUIVALENT    EQUIVALENT
                                           --------    -------     --------   ----------    ----------
INTEREST RATE CONTRACTS
   Futures ...........................     $    354    $     -     $      -     $    -       $      -
   Swaps .............................          654          7            5         12              2
   Options written ...................           88          -            -          -              -
   Options purchased .................        1,966          6            9         15              3
                                           --------    -------     --------     ------       --------
                                              3,062         13           14         27              5
                                           --------    -------     --------     ------       --------
FOREIGN EXCHANGE CONTRACTS
   Forward contracts .................          771         36            7         43              9
   Cross-currency swaps ..............          620         15           40         55             11
                                           --------    -------     --------     ------       --------
                                              1,391         51           47         98             20
                                           --------    -------     --------     ------       --------
OTHER DERIVATIVE CONTRACTS
   Equity contracts ..................          278        105           24         35             12
                                           --------    -------     --------     ------       --------
                                           $  4,731    $   169     $     85     $  160       $     37
                                           ========    =======     ========     ======       ========
GEOGRAPHIC
   Canada ............................     $  1,881    $   161     $     60     $  127       $     30
   United States .....................        2,850          8           25         33              7
                                           --------    -------     --------     ------       --------
                                           $  4,731    $   169     $     85     $  160       $     37
                                           ========    =======     ========     ======       ========

                                                                      1998
                                           ----------------------------------------------------------
                                                        MAXIMUM     FUTURE      CREDIT        RISK
                                           NOTIONAL     CREDIT      CREDIT       RISK        WEIGHTED
                                            AMOUNT       RISK      EXPOSURE   EQUIVALENT    EQUIVALENT
                                           --------    -------     --------   ----------    ----------
INTEREST RATE CONTRACTS
   Futures .....................           $     25    $     -     $      -     $    -       $      -
   Swaps .......................                617         18            2         20              4
   Options purchased ...........              1,790          2            8         10              2
                                           --------    -------     --------     ------       --------
                                              2,432         20           10         30              6
                                           --------    -------     --------     ------       --------
FOREIGN EXCHANGE CONTRACTS
   Forward contracts ...........              1,064          6           22         28              6
   Cross-currency swaps ........                587         11           35         45              9
                                           --------    -------     --------     ------       --------
                                              1,651         17           57         73             15
                                           --------    -------     --------     ------       --------
OTHER DERIVATIVE CONTRACTS
   Equity contracts ............                158         67           14         27              5
   Forward rate agreements .....                146          -            9          9              2
                                           --------    -------     --------     ------       --------
                                                304         67           23         36              7
                                           --------    -------     --------     ------       --------
                                           $  4,387    $   104     $     90     $  139       $     28
                                           ========    =======     ========     ======       ========
GEOGRAPHIC
   Canada ......................           $  2,027    $    91     $     69     $  105       $     21
   United States ...............              2,360         13           21         34              7
                                           --------    -------     --------     ------       --------
                                           $  4,387    $   104     $     90     $  139       $     28
                                           ========    =======     ========     ======       ========

         (b) The following table provides the use, notional amount and estimated fair value of Great-West's derivative portfolio at December 31:

                                                                               1999
                                           ----------------------------------------------------------------------------
                                                                                                   CONTRACTS HELD FOR
                                              CONTRACTS HELD FOR ASSET/LIABILITY MANAGEMENT          OTHER PURPOSES
                                           ---------------------------------------------------    ---------------------
                                                                                      TOTAL                    TOTAL
                                                                                    ESTIMATED      NOTIONAL  ESTIMATED
                                                      NOTIONAL AMOUNT               FAIR VALUE      AMOUNT   FAIR VALUE
                                           ------------------------------------     ----------    ---------  ----------
                                           1 YEAR OR                    OVER 5                   2 YEARS OR
                                             LESS       1-5 YEARS        YEARS                      LESS
                                           ---------    ---------      --------                  ----------
INTEREST RATE CONTRACTS
   Futures ........................        $    354      $     -       $      -      $   (3)      $      -   $       -
   Swaps ..........................              60          377            217          (4)             -           -
   Options written ................               -           78             10          (9)             -           -
   Options purchased ..............             144        1,822              -           6              -           -
                                           --------      -------       --------      ------       --------   ---------
                                                558        2,277            227         (10)             -           -
                                           --------      -------       --------      ------       --------   ---------
FOREIGN EXCHANGE CONTRACTS
   Forward contracts ..............              65            -              -          (1)           706          36
   Cross-currency swaps ...........              54          140            426         (17)             -           -
                                           --------      -------       --------      ------       --------   ---------
                                                119          140            426         (18)           706          36
                                           --------      -------       --------      ------       --------   ---------
OTHER DERIVATIVE CONTRACTS
   Equity contracts ...............              33          150             95          94              -           -
                                           --------      -------       --------      ------       --------   ---------
                                           $    710      $ 2,567       $    748      $   66       $    706   $      36
                                           ========      =======       ========      ======       ========   =========
GEOGRAPHIC
   Canada .........................        $    244      $   247       $    684      $   85       $    706   $      36
   United States ..................             466        2,320             64         (19)             -           -
                                           --------      -------       --------      ------       --------   ---------
                                           $    710      $ 2,567       $    748      $   66       $    706   $      36
                                           ========      =======       ========      ======       ========   =========

                                                                                1998
                                          ---------------------------------------------------------------------------------
                                                                                                          CONTRACTS HELD FOR
                                            CONTRACTS HELD FOR ASSET/LIABILITY MANAGEMENT                   OTHER PURPOSES
                                          ---------------------------------------------------------------------------------
                                                                                       TOTAL                    TOTAL
                                                                                     ESTIMATED      NOTIONAL  ESTIMATED
                                                      NOTIONAL AMOUNT                FAIR VALUE      AMOUNT   FAIR VALUE
                                          --------------------------------------     ----------     --------------------
                                          1 YEAR OR                     OVER 5                      2 YEARS
                                             LESS       1-5 YEARS        YEARS                        LESS
                                          ---------     ---------      ---------                    --------
INTEREST RATE CONTRACTS
   Futures ......................          $     25      $     -       $       -       $    -       $      -   $       -
   Swaps ........................               227          349              41           17              -           -
   Options purchased ............               191        1,599               -            1              -           -
                                           --------      -------       ---------       ------       --------   ---------
                                                443        1,948              41           18              -           -
                                           --------      -------       ---------       ------       --------   ---------
FOREIGN EXCHANGE CONTRACTS
   Forward contracts ............               136            -               -            -            928          (9)
   Cross-currency swaps .........                78          175             334          (70)             -           -
                                           --------      -------       ---------       ------       --------   ---------
                                                214          175             334          (70)           928          (9)
                                           --------      -------       ---------       ------       --------   ---------
OTHER DERIVATIVE CONTRACTS
   Equity contracts .............                21           32             105           67              -           -
   Forward rate agreements                      146            -               -          (12)             -           -
                                           --------      -------       ---------       ------       --------   ---------
                                                167           32             105           55              -           -
                                           --------      -------       ---------       ------       --------   ---------
                                           $    824      $ 2,155       $     480       $    3       $    928   $      (9)
                                           ========      =======       =========       ======       ========   =========
GEOGRAPHIC
   Canada .......................          $    341      $   309       $     449       $    4       $    928   $      (9)
   United States ................               483        1,846              31           (1)             -           -
                                           --------      -------       ---------       ------       --------   ---------
                                           $    824      $ 2,155       $     480       $    3       $    928   $      (9)
                                           ========      =======       =========       ======       ========   =========

         (c) Realized gains (losses) net of tax derived from derivative contracts held for other purposes, associated with the management of the volatility of the foreign currency translation of the United States operations into Canadian dollars was $5 million ($(21)) million in 1998).

13.   CONTINGENT LIABILITIES

         The Company's subsidiaries are subject to individual legal actions arising in the normal course of business. It is not expected that these legal actions will have a material adverse effect on the consolidated financial position of the Company.

         In addition, at December 31, 1999:

         - there are three proposed class actions against Great-West (one in each of British Columbia, Ontario and Quebec), and five proposed class actions against London Life (three in Ontario, and one in each of British Columbia and Quebec) related to the availability of policyholder dividends to pay future premiums. The courts have not yet decided whether any of these actions is appropriate for certification as a class action.

         - a proposed class proceeding has been commenced in Ontario against the Company, Great-West, London Insurance Group and London Life regarding the participation of the London Life Participating Policyholder account in the financing of the acquisition of London Insurance Group in 1997 by Great-West. The court has not yet decided whether the proceeding is appropriate for class certification.

         These actions are in their early stages, and it is difficult to predict their outcome with certainty. However, based on information presently known, it is not expected that these actions will have a material adverse effect on the consolidated financial position of the Company.

14.      SEGMENTED INFORMATION

         The major reportable segments are the Canadian and United States operations of the Company. In Canada, the Company operates through Great-West and its wholly-owned subsidiary London Insurance Group. In the United States, the Company operates primarily through Great-West's wholly-owned subsidiary Great West Life & Annuity Insurance Company. The Canadian and United States segments are also presented by participating and non-participating products.

         The major business units for the Canadian operating segment are:

            Group Insurance          - life, health and disability insurance
                                       products for group clients.

            Individual Insurance &   - life insurance and disability insurance
            Investment Products        products for individual clients,
                                       accumulation and payout annuity products for both group and individual clients.

            Reinsurance & Speciality - life, property and casualty, accident and
            General Insurance          health, annuity coinsurance and specialty
                                       general insurance in specific niche
                                       business markets.

         The major business units for the United States operating segment are:

            Employee Benefits        - life, health, disability insurance and
                                       401(k) products for group clients.

            Financial Services       - accumulation and payout annuity products
                                       for both group and individual clients,
                                       as well as life insurance products for
                                       individual clients.

(a)    CONSOLIDATED OPERATIONS
        YEAR ENDED DECEMBER 31, 1999

                                                                             CANADIAN OPERATIONS
                                                      ---------------------------------------------------------------------
                                                                                                       PARTICIPATING
                                                                         SHAREHOLDERS                  POLICYHOLDERS
                                                      ------------------------------------------------ -------------
                                                                 INDIVIDUAL                              INDIVIDUAL
                                                                 INSURANCE &                            INSURANCE &
                                                        GROUP    INVESTMENT   REINSURANCE                INVESTMENT  TOTAL
                                                      INSURANCE   PRODUCTS    & SPECIALTY      TOTAL      PRODUCTS  CANADA
                                                      ---------  -----------  -----------     --------  ----------- -------
INCOME:
   Premium income ..................................   $ 1,742    $     667      $2,075       $  4,484   $   1,281  $ 5,765
   Net investment income ...........................       256          644         379          1,279         915    2,194
   Fee and other income ............................        51          223           4            278           -      278
                                                       -------    ---------      ------       --------   ---------  -------
TOTAL INCOME  ......................................     2,049        1,534       2,458          6,041       2,196    8,237
                                                       -------    ---------      ------       --------   ---------  -------
BENEFITS AND EXPENSES:
   Paid or credited to
     policyholders  ................................     1,567          898       2,310          4,775       1,772    6,547
   Other ...........................................       349          378          52            779         274    1,053
NET OPERATING INCOME
                                                       -------    ---------      ------       --------   ---------  -------

  BEFORE INCOME TAXES ..............................       133          258          96            487         150      637
                                                       -------    ---------      ------       --------   ---------  -------

Income taxes .......................................                                               140          94      234
                                                                                              --------   ---------  -------
NET INCOME BEFORE MINORITY AND OTHER INTERESTS .....                                               347          56      403
                                                                                              --------   ---------  -------
MINORITY AND OTHER INTERESTS OF THE GREAT-WEST LIFE
  ASSURANCE COMPANY AND ITS SUBSIDIARIES
   Participating policyholders .....................                                                 -          63       63
   Preferred shareholder dividends .................                                                28           -       28
   Minority shareholders' interest .................                                                12          (7)       5
                                                                                              --------   ---------  -------
                                                                                                    40          56       96
                                                                                              --------   ---------  -------
NET INCOME BEFORE GOODWILL AMORTIZATION ............                                               307           -      307
                                                                                              --------   ---------  -------
Amortization of goodwill ...........................                                                59           -       59
                                                                                              --------   ---------  -------
NET INCOME .........................................                                          $    248   $       -  $   248
                                                                                              ========   =========  =======
SUMMARY OF NET INCOME

   Preferred shareholder dividends ...........                                                $     33   $       -  $    33
   Net income - common shareholders ..........                                                     215           -      215
                                                                                              --------   ---------  -------
   Net income ................................                                                $    248   $       -  $   248
                                                                                              ========   =========  =======

YEAR ENDED DECEMBER 31, 1999

                                                                       UNITED STATES OPERATIONS
                                                     ------------------------------------------------------------
                                                                                          PARTICIPATING
                                                          SHAREHOLDERS                    POLICYHOLDERS
                                                     ---------------------------------    -------------
                                                     EMPLOYEE    FINANCIAL                  FINANCIAL     TOTAL     TOTAL
                                                     BENEFITS    SERVICES       TOTAL        SERVICES      U.S.    COMPANY
                                                     --------    ---------      ------      ---------   ---------  -------
INCOME:
   Premium income ..................................  $ 1,542    $     818      $2,360       $    401   $   2,761  $ 8,526
   Net investment income ...........................      144          813         957            429       1,386    3,580
   Fee and other income ............................      815          130         945             (1)        944    1,222
                                                      -------    ---------      ------       --------   ---------  -------
TOTAL INCOME .......................................    2,501        1,761       4,262            829       5,091   13,328
                                                      -------    ---------      ------       --------   ---------  -------
BENEFITS AND EXPENSES:
   Paid or credited to
     policyholders .................................    1,247        1,354       2,601            788       3,389    9,936
   Other ...........................................      996          198       1,194             27       1,221    2,274
                                                      -------    ---------      ------       --------   ---------  -------
NET OPERATING INCOME
  BEFORE INCOME TAXES ..............................      258          209         467             14         481    1,118
                                                      -------    ---------      ------       --------   ---------  -------
   Income taxes ....................................                               138             (6)        132      366
                                                                                ------       --------   ---------  -------
NET INCOME BEFORE MINORITY AND OTHER INTERESTS .....                               329             20         349      752
                                                                                ------       --------   ---------  -------
MINORITY AND OTHER INTERESTS OF THE GREAT-WEST LIFE
  ASSURANCE COMPANY AND ITS SUBSIDIARIES
   Participating policyholders .....................                                 -             20          20       83
   Preferred shareholder dividends .................                                 6              -           6       34
   Minority shareholders' interest .................                                 1              -           1        6
                                                                                ------       --------   ---------  -------
                                                                                     7             20          27      123
                                                                                ------       --------   ---------  -------
NET INCOME BEFORE GOODWILL AMORTIZATION ............                               322              -         322      629
                                                                                ------       --------   ---------  -------
Amortization of goodwill ...........................                                 1              -           1       60
                                                                                ------       --------   ---------  -------
NET INCOME ........................................                             $  321       $      -   $     321  $   569
                                                                                ======       =======    =========  =======
SUMMARY OF NET INCOME

   Preferred shareholder dividends .................                            $    -       $      -   $       -  $    33
   Net income - common shareholders  ...............                               321              -         321      536
                                                                                ------       --------   ---------  -------
   Net income ......................................                            $  321       $      -   $     321  $   569
                                                                                ======       ========   =========  =======

YEAR ENDED DECEMBER 31, 1998

                                                                                  CANADIAN OPERATIONS
                                                     ----------------------------------------------------------------------------
                                                                                                         PARTICIPATING
                                                                 SHAREHOLDERS                            POLICYHOLDERS
                                                     ------------------------------------------------    -------------
                                                                  INDIVIDUAL                               INDIVIDUAL
                                                                  INSURANCE &                             INSURANCE &
                                                       GROUP      INVESTMENT    REINSURANCE                INVESTMENT      TOTAL
                                                     INSURANCE     PRODUCTS     & SPECIALTY     TOTAL       PRODUCTS       CANADA
                                                     ---------     --------     -----------     -----       --------       ------
INCOME:
   Premium income..................................   $ 1,746      $    676      $   2,725     $ 5,147      $  1,261       $6,408
   Net investment income ..........................       231           680            271       1,182           918        2,100
   Fee and other income............................        47           170             20         237             -          237
                                                     --------      --------     ----------     -------      --------       ------
TOTAL INCOME.......................................     2,024         1,526          3,016       6,566         2,179        8,745
                                                     --------      --------     ----------     -------      --------       ------
BENEFITS AND EXPENSES:
   Paid or credited to
    policyholders..................................     1,596           934          2,844       5,374         1,715        7,089
   Other...........................................       350           327             90         767           313        1,080
                                                     --------      --------     ----------     -------      --------       ------
NET OPERATING INCOME
 BEFORE INCOME TAXES...............................        78           265             82         425           151          576
                                                     --------      --------     ----------     -------      --------       ------
Income taxes.......................................                                                119            96          215
                                                                                               -------      --------       ------
NET INCOME BEFORE MINORITY AND OTHER INTERESTS.....                                                306            55          361
                                                                                               -------      --------       ------
MINORITY AND OTHER INTERESTS OF THE GREAT-WEST LIFE
  ASSURANCE COMPANY AND ITS SUBSIDIARIES
   Participating policyholders.....................                                                  -            60           60
   Preferred shareholder dividends.................                                                 28             -           28
   Minority shareholders' interest.................                                                 11            (5)           6
                                                                                               -------      --------       ------
                                                                                                    39            55           94
                                                                                               -------      --------       ------
NET INCOME BEFORE GOODWILL AMORTIZATION............                                                267             -          267
                                                                                               -------      --------       ------
Amortization of goodwill...........................                                                 58             -           58
                                                                                               -------      --------       ------
NET INCOME.........................................                                            $   209      $      -       $  209
                                                                                               =======      ========       ======
SUMMARY OF NET INCOME

   Preferred shareholder dividends.................                                            $    28      $      -       $   28
   Net income - common shareholders................                                                181             -          181
                                                                                               -------      --------       ------
   Net income......................................                                            $   209      $      -       $  209
                                                                                               =======      ========       ======

Year ended December 31, 1998

                                                                       UNITED STATES OPERATIONS
                                                      ---------------------------------------------------------
                                                                                        PARTICIPATING
                                                                 SHAREHOLDERS           POLICYHOLDERS
                                                      --------------------------------  -------------
                                                      EMPLOYEE    FINANCIAL               FINANCIAL      TOTAL         TOTAL
                                                      BENEFITS    SERVICES      TOTAL     SERVICES        U.S.        COMPANY
                                                      --------    ---------    -------    --------      -------       -------
INCOME:
   Premium income..................................   $  1,198    $   1,207    $ 2,405    $    424      $ 2,829       $ 9,237
   Net investment income ..........................        140          856        996         420        1,416         3,516
   Fee and other income............................        660          106        766           -          766         1,003
                                                      --------    ---------    -------    --------      -------       -------
TOTAL INCOME.......................................      1,998        2,169      4,167         844        5,011        13,756
                                                      --------    ---------    -------    --------      -------       -------
BENEFITS AND EXPENSES:
   Paid or credited to
     policyholders.................................        967        1,826      2,793         798        3,591        10,680
  Other............................................        809          157        966          30          996         2,076
                                                      --------    ---------    -------    --------      -------       -------
NET OPERATING INCOME
 BEFORE INCOME TAXES...............................        222          186        408          16          424         1,000
                                                      --------    ---------    -------    --------      -------       -------
Income taxes.......................................                                136          10          146           361
                                                                               -------    --------      -------       -------
NET INCOME BEFORE MINORITY AND OTHER INTERESTS.....                                272           6          278           639
                                                                               -------    --------      -------       -------

MINORITY AND OTHER INTERESTS OF THE GREAT-WEST LIFE
  ASSURANCE COMPANY AND ITS SUBSIDIARIES

   Participating policyholders.....................                                  -           6            6             6
   Preferred shareholder dividends.................                                  7           -            7            35
   Minority shareholders' interest.................                                  1           -            1             7
                                                                               -------    --------      -------       -------
                                                                                     8           6           14           108
                                                                               -------    --------      -------       -------
NET INCOME BEFORE GOODWILL AMORTIZATION............                                264           -          264           531
                                                                               -------    --------      -------       -------
Amortization of goodwill...........................                                  -           -            -            58
                                                                               -------    --------      -------       -------
NET INCOME.........................................                            $   264    $      -      $   264       $   473
                                                                               =======    ========      =======       =======

-----------------------------------------------------------------------------------------------------------------------------

SUMMARY OF NET INCOME

   Preferred shareholder dividends.................                            $     8    $      -      $     8       $     3
   Net income - common shareholders................                                256           -          256           437
                                                                               -------    --------      -------       -------
   Net income......................................                            $   264    $      -      $   264       $   473
                                                                               =======    ========      =======       =======

(b) CONSOLIDATED BALANCE SHEET
    DECEMBER 31, 1999

                                                       CANADA                             UNITED STATES
                                         ----------------------------------      ---------------------------------
                                         SHARE-     PARTICIPATING                SHARE-    PARTICIPATING                 TOTAL
                                         HOLDERS    POLICYHOLDERS    TOTAL       HOLDERS   POLICYHOLDERS    TOTAL       COMPANY
                                         -------    -------------    -----       -------   -------------    -----       -------
ASSETS
   Invested assets ....................  $15,087      $ 12,292      $27,379      $13,345      $ 6,424      $19,769      $47,148
   Goodwill ...........................    1,658             -        1,658           36            -           36        1,694
   Other assets .......................    2,850           390        3,240          946          228        1,174        4,414
                                         -------      --------      -------      -------      -------      -------      -------
TOTAL ASSETS .........................   $19,595      $ 12,682      $32,277      $14,327      $ 6,652      $20,979      $53,256
                                         =======      ========      =======      =======      =======      =======      =======
Segregated funds assets ...............                              15,730                                 17,998       33,728
                                                                    -------                                -------      -------

TOTAL ASSETS UNDER ADMINISTRATION .....                             $48,007                                $38,977      $86,984
                                                                    =======                                =======      =======

LIABILITIES, CAPITAL STOCK AND SURPLUS
   Policy liabilities .................  $15,216      $ 10,551      $25,767      $11,386      $ 6,280      $17,666      $43,433
   Net deferred gains on
     portfolio investments sold ......       536           557        1,093           92            4           96        1,189
   Other liabilities ..................    1,152           370        1,522        1,034          160        1,194        2,716
   Minority and other interests .......      717         1,204        1,921            -          208          208        2,129
   Capital stock & surplus ............    1,974             -        1,974        1,815            -        1,815        3,789
                                         -------      --------      -------      -------      -------      -------      -------
TOTAL LIABILITIES, CAPITAL STOCK
   AND SURPLUS .......................   $19,595      $ 12,682      $32,277      $14,327      $ 6,652      $20,979      $53,256
                                         =======      ========      =======      =======      =======      =======      =======

    December 31, 1998

                                                       CANADA                             UNITED STATES
                                         ----------------------------------      ---------------------------------
                                         SHARE-     PARTICIPATING                SHARE-    PARTICIPATING                 TOTAL
                                         HOLDERS    POLICYHOLDERS    TOTAL       HOLDERS   POLICYHOLDERS    TOTAL       COMPANY
                                         -------    -------------    -----       -------   -------------    -----       -------
ASSETS
   Invested assets ...................   $16,224       $11,608      $27,832      $14,645      $ 6,441      $21,086      $48,918
   Goodwill ..........................     1,658             1        1,659           30            -           30        1,689
   Other assets ......................     2,434           553        2,987          840          291        1,131        4,118
                                         -------      --------      -------      -------      -------      -------      -------
TOTAL ASSETS .........................   $20,316       $12,162      $32,478      $15,515      $ 6,732      $22,247      $54,725
                                         =======      ========      =======      =======      =======      =======      =======

Segregated funds assets ..............                               12,959                                 15,435       28,394
                                                                    -------                                -------      -------

TOTAL ASSETS UNDER ADMINISTRATION ....                              $45,437                                $37,682      $83,119
                                                                    =======                                =======      =======

LIABILITIES, CAPITAL STOCK AND SURPLUS
   Policy liabilities ................   $15,849       $ 9,978      $25,827      $12,523      $ 6,340      $18,863      $44,690
   Net deferred gains on
     portfolio investments sold ......       549           736        1,285          131            6          137        1,422
   Other liabilities .................     1,334           307        1,641        1,155          186        1,341        2,982
   Minority and other interests ......       742         1,141        1,883            -          200          200        2,083
   Capital stock & surplus ...........     1,842             -        1,842        1,706            -        1,706        3,548
                                         -------      --------      -------      -------      -------      -------      -------
TOTAL LIABILITIES, CAPITAL STOCK
  AND SURPLUS ........................   $20,316      $ 12,162      $32,478      $15,515      $ 6,732      $22,247      $54,725
                                         =======      ========      =======      =======      =======      =======      =======

15. ACQUISITIONS

    (a) Allmerica Group Life and Health Business

        In October, 1999, Great-West Life & Annuity Insurance Company (GWL&A) a wholly-owned subsidiary of the Company, entered into a purchase and sale agreement (the Agreement) with Allmerica Financial Corporation (Allmerica) to acquire, via assumption reinsurance, Allmerica's group life and health insurance business on March 1, 2000. GWL&A anticipates the purchase price to be approximately $50 million of which $36 million will be due on March 1, 2000 with the remaining amount due on March 1, 2001.

    (b) General American Group Life and Health Business

        Effective January 1, 2000, GWL&A will coinsure the majority of General American Life Insurance Company's (General American) group life and health insurance business. The agreement is expected to convert to an assumption reinsurance agreement by January 1, 2001, pending regulatory approval. GWL&A will assume approximately $216 million of policy reserves and miscellaneous liabilities in exchange for an equal amount of cash and other assets from General American.

    (c) Anthem Health & Life Insurance Company

        In July, 1998, GWL&A paid $126 million in cash to acquire all of the outstanding shares of Anthem Health & Life Insurance Company. The acquisition was accounted for using the purchase method of accounting and, accordingly, the purchase price was allocated to the net assets acquired based on their estimated fair values. The fair value of tangible assets acquired and liabilities assumed was $581 million and $485 million, respectively. The goodwill representing the purchase price in excess of fair value of net assets acquired is being amortized over 30 years on a straight-line basis.

16. YEAR 2000 ISSUE

    The Year 2000 Issue arises because many computerized systems use two digits rather than four to identify a year. Date-sensitive systems may recognize the year 2000 as 1900 or some other date, resulting in errors when information using year 2000 dates is processed. In addition, similar problems may arise in some systems which use certain dates in 1999 to represent something other than a date. Although the change in date has occurred, it is not possible to conclude that all aspects of the Year 2000 Issue that may affect the Company, including those related to customers, suppliers, or other third parties, have been fully resolved.

86